SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  FORM 10-SB-A4




                   GENERAL FORM FOR REGISTRATION OF SECURITIES

        PURSUANT TO SECTION 12(G) OF THE SECURITIES EXCHANGE ACT OF 1934





                         RELIANT INTERACTIVE MEDIA CORP.

                          formerly  Reliant Corporation




  NEVADA     87-0411941
(Jurisdiction  of  Incorporation)     (I.R.S.  Employer  Identification  No.)


2701  N.  ROCKY  POINT  DR.,  SUITE  200,  TAMPA,  FLORIDA     33607
(Address of principal executive offices)                              (Zip Code)


Registrant's  telephone  number,  including  area  code:     (813)  282-1717




The  following  Securities are to be registered pursuant to Section 12(g) of the
Act:


                       CLASS-A COMMON VOTING EQUITY STOCK

                                    6,310,271

                                 APRIL 12, 2000


     The  EXHIBIT  INDEX  is  located  at Page 54 of this Registration Statement

            CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENT

     This Report contains "forward-looking" statements regarding potential future events and developments affecting the business of the Company. Such statements relate to, among other things, (i) competition for customers for its products and services; (ii) the uncertainty of developing or obtaining rights to new products that will be accepted by the market and the timing of the introduction of new products into the market; (iii) the limited market life of the Company's products; and (iv) other statements about the Company or the direct response industry.

     The Company's ability to predict results or the effects of any pending events on the Company's operating results is inherently subject to various risks and uncertainties, including competition for products, customers and media access; the risks of doing business abroad; the uncertainty of developing or obtaining rights to new products that will be accepted by the market; the limited market life of the Company's products; and the effects of government regulations. See Management's Discussion and Analysis or Plan of Operation.

     This 1934 Securities and Exchange Act Registration, on Form 10-SB-A4, is the Registrant's initial public financial report filing with the Securities and Exchange Commission.



     PART  I
ITEM  1.  BUSINESS:  SB  101

     ITEM  1.  DESCRIPTION  OF  BUSINESS.


 (A)  BUSINESS  DEVELOPMENT.

      (1)  FORM  AND  YEAR  OF  ORGANIZATION.

      This Corporation Reliant Interactive Media Corp. (of Nevada) ("the Registrant")(also "We" "Us" and "Our") was first incorporated in Utah on July 30, 1984, as Reliant Corporation for the purpose of creating a vehicle to obtain capital and seek out, investigate and acquire interests in products and businesses with the potential for profit. On or about July 15, 1998 we acquired our present name, Reliant Interactive Media Corp. On or about March 18, 1999, we moved our place of incorporation from Utah to Nevada without other changes in its corporate organization.

     Our common stock has experienced two reverse-splits, each time, five shares becoming one share. The numbers we will use are those which give effect to both. See Item 4, of Part II, Recent Sales of Unregistered Securities for more information.

     BEFORE  1998

     In July of 1984, we issued 400,000 shares to the then officers and directors for cash, at $0.005 per share. In July of 1895, we became a public company by completing an offering of 2,000,000 shares of common stock, at $0.01, for $20,000.00, net of offering costs of $5,975, pursuant to Rule 504 of Regulation D. Our original operating business is somewhat different from its present business. In June of 1991 we purchased a one-half interest in certain physical fitness video tapes and a related production contract in exchange for 9,600,000 share of common stock. The video tape venture proved unsuccessful and was terminated in 1993. Then, we sought other potential profitable programs, in the same general industrial area, namely audio-visual marketing, and/or marketing of audio-visual products.

     We ceased business operations and had no significant revenues from business operations for the period beginning in early 1993 through December of 1998. We had some slight revenues in 1998, as a carry-over from business operations unrelated to our current business and products.

     In an effort to provide working capital, we engaged in certain limited offerings and/or private placements of its common stock, selling 300,000 shares at $0.10, and selling 1,960,000 for $196,000.00, in 1995. The result of these transactions was a total issued and outstanding 14,260,000, before giving effect to two successive reverse-splits. Giving effect to those two reverses, that amount is now recapitalized at 570,400, and is so identified in our financial statements.

     1998

     During the second quarter of 1998, we issued 11,848,000 shares (giving effect to the first 5 to 1 reverse) for the acquisition of both Kevin Harrington Enterprises, Inc., a Florida corporation (AHarrington Enterprises@), and Cigar Television Network (ACigar TV@), a Florida corporation, both becoming wholly-owned subsidiaries, and changed our corporate name to Reliant Interactive Media Corp. These two acquisitions were related-party transactions, by which the Kevin Harrington and Tim Harrington, brothers, acquired control of his Registrant Corporation. For more information see Item 7 of this Part I, Certain Relationships and Related Transactions.

     These two acquisitions were as wholly-owned subsidiaries, and not by merger, such that all three corporations are surviving legal entities. The two Harrington companies acquired as (2) and (3) above were under common control when acquired. Giving effect to the second 5 to 1 reverse split, the 11,848,000 became 2,369,600.

     We also placed 570,400 shares for cash, at $1.56, and we issued 103,800 for services valued at $1.25 per share, in 1998.

     1999

     On or about February 23, 1999, we placed an additional 1,000,000 new investment shares of common stock to six highly sophisticated investors, for $330,000.00. These investors received certain special royalty rights in addition to their stock. These special royalty rights are described in Item 2 of this Part, Management's Discussion and Analysis.

     On March 23, 1999, certain actions were taken by a Majority of Shareholders, which action was ratified by all shareholders at a meeting called and held May 5, 1999:

     1) Approved and empowered the Board of Directors to effect the second reverse split of the issuer's common stock, every five shares to become one share;

     2) Approved an Agreement and Plan of Reorganization whereby the Company would acquire TPH Marketing, Inc., in a tax-free exchange, for the issuance of 1,500,000 [post-reverse] shares of the Company's common stock. The Shares have been issued to the two shareholders of TPH Marketing, Inc., Tim Harrington having received 800,000 shares, and Kevin Harrington having received 700,000 shares.

     3) Approved a Qualified Shareholder Option Plan for 24 months for 500,000 [post-reverse] shares at $2.50 to $7.50 per share, based on a formula and terms to be determined by the Board of Directors, for key employees, consultants and other key people;

     4) Approved the Issuance [post-reverse] to each of the following, based upon 100,000 shares for each $10,000,000.00 in gross revenues, received by the Company and determined in accordance with Regulation SX accounting standards; no more than 1/6 of the shares shall be vested in any 6 month period: up to 1,000,000 shares for Mel Arthur; up to 3,000,000 shares to Kevin Harrington; and up to 2,000,000 shares for Tim Harrington;

     5) Approved issuance of the following stock [post-reverse] for services in connection with financing obtained for the company within the next 24 months, for each of the following: Intrepid International S.A. and N&R Ltd. Group, Inc. as follows: 100,000 shares per $1,000,000.00 for up to $10,000,000.00 raised;
50,000  shares  per  $1,000,000.00 for the next $20,000.00 raised; 20,000 shares per $1,000,000.00 for over $30,000,000.00 raised. The number of Adollars raised@ shall be the gross dollars received before payment of commissions, fees and other expenses directly connected to raising these funds.

     6) Approved the sale of corporate debentures for a total issuance of not less than $6,000,000 in denominations of $1,000 and bearing interest at the market rate, of 8% or less, due in 5 years from issuance. Debentures shall be convertible to shares of common stock of the company at a conversion rate of $7.50 per share.

     7) Confirmed, Elected and/or re-elected four directors, Kevin Harrington, Tim Harrington, Mel Arthur, and Karl Rodriguez, to serve until the next meeting of shareholders.

     In 1999, we placed 1,098,000 shares of common stock for cash at an average price of $0.86 per share; 43,700 shares for services, valued at $1.15 per share; 100,000 shares for services valued at $0.50 per share; 20,000 shares for investment in Tony Little Web site at $0.50; and 1,500,000 shares for acquisition of TPH Marketing Inc., valued at $0.50 per share. We issued 1 share as a technical adjustment for fractional shares, in connection with our most recent reverse split.

     About March 23, 1999, we acquired TPH Marketing, Inc., in a tax-free exchange, for the issuance of 1,500,000 [post-reverse] shares of the Company's common stock. The Shares have been issued to the two shareholders of TPH Marketing, Inc., Tim Harrington having received 800,000 shares, and Kevin Harrington having received 700,000 shares. The shares were valued at the most recent cash price of the stock which was $0.50 per share. There were no operations by TPH Marketing Inc., prior to the acquisition, the Company was mainly purchasing the services of the President and that is why the excess of the purchase price over the net book value of the TPH is being charged to operation expense, as compensation to those Officers. The business acquired in 1999, TPH Marketing, Inc., does not qualify as a "significant subsidiary" because it had no revenues or assets prior to acquisition. Shares issued for acquisition were issued pursuant to Rule 145, and '4(2) of the Securities Act of 1933.

     On or about April 1, 1999, the Issuer compensated Lifestyle Marketing with 40,000 shares of common stock, pursuant to Section 4(2) of the 1933 Act, for the acquisition of production services valued at $1.00 per share. On or about April 1, 1999, and before the effective changes to Rule 504, three highly sophisticated investors purchased 600,000 additional shares of common stock, for cash totalling $300,000. On or about April 28, 1999, 4,000 new investment shares of common stock were issued to Coffin Communications for public relations and investor services valued at $1.00 per share. On or about April 28, 1999, 1,000 new investment shares of common stock were issued to Buzz Nofal for Y2K infomercial services valued at $1.00 per share. On or about April 28, 1999, 500 new investment shares of common stock were issued for miscellaneous Y2K infomercial services valued at $1.00 per share. On December 9, we issued 25,000 restricted common shares to Bruce Dworsky, as additional compensation, and 100,000 restricted common shares, valued at $0.50 per share, to Member Services of America as consideration for customer referrals. On December 14, 1999, we issued 50,000 restricted common shares to Eddie Mishan for services rendered relating to the steam iron project.

     All of the foregoing ANew Investment Shares@ were issued pursuant to '4(2) as restricted securities.


      (2) BANKRUPTCY, RECEIVERSHIP OR SIMILAR PROCEEDING. None from inception to date.


 (B) BUSINESS OF THE ISSUER. This Company will engage in the business of Electronic & Multi Media Retailing (print, radio, television and the internet). Reliant Interactive Media Corp. is engaged indirect response transactional television programming (known as "infomercials"), to market consumer products. Reliant, with its focus on global markets and products of global marketability, expects to bring its products into more than 370 million households in 70 countries worldwide, primarily through television and the Internet.

     BACKGROUND

     The infomercial industry was first developed in the United States after the FCC rescinded its limitations on advertising minutes per hour in 1984, thereby permitting 30-minute blocks of television advertising. In fact, Kevin Harrington, the Issuer's CEO produced his first infomercial in 1985, and then founded Quantum Marketing International, one of the pioneers in the international infomercial industry's development, commencing operations in 1988. The deregulation of the cable television industry and the resulting proliferation of cable channels increased the available media time and led to the growth of the United States infomercial industry. Producers of infomercials combined direct response marketing and retailing principles within a television talk show-type format and purchased media time from cable channels to air their infomercials. After an initial growth period, the industry consolidated through the end of the 1980's. At the same time, increased attention from the FTC and the federal and state consumer protection agencies led to greater regulation of the industry and to the development of the National Infomercial Marketing Association as a self-regulatory organization. By the early 1990's, infomercials and home shopping cable channels had become a more accepted forum for obtaining information about products and services and making purchases from home. As the infomercial industry has matured, the variety of products marketed through infomercials has steadily increased. Today, offerings as diverse as car care products and computers are marketed through infomercials.
CEOP5
                                INDUSTRY OVERVIEW

     The development of the international infomercial industry began in Western Europe following the initial industry development in the United States. Quantum Marketing International, which had been founded by Reliant's chairman, Kevin Harrington, was acquired by National Media in 1991. Following that acquisition, Kevin Harrington, who had owned 100% of Quantum International Marketing International, retained an insignificant amount of stock in the acquired entity. No affiliate of this Issuer has or maintained any relationship with Quantum Marketing International.

     The industry expanded throughout Europe and then into non-European markets through the early 1990's and continues to expand into other worldwide markets today. Whereas domestically, distribution of products through infomercials is viewed as an alternative to retail, mail order and other means of distribution, in many international markets distribution through traditional channels is not readily accessible to many consumers. As a result of these factors, the Company believes that it has an opportunity to be one of the primary distributors of innovative consumer products in the international marketplace.

     Prior to 1984, the maximum allowable minutes of television per hour was limited (16 minutes of commercial messages per hour) by the Federal Communications Commission ("FCC"), making the television infomercial an impossibility. In 1984, the FCC rescinded its limitations, permitting the sale of blocks of advertising and the television infomercial was born. Currently, the electronic retailing industry, which includes infomercials and short-form commercials, television shopping channels and multimedia marketing, has estimated annual sales of $8.6 billion. Management estimates that approximately thirteen million adults in the United States (about 6% of the adult population) bought at least at one item from a TV offer in 1997 versus in 1995, when approximately nine million bought merchandise. Many electronic retailers are now approaching cyberspace and the world of e-commerce as their next frontier. A U.S. Commerce Department study shows that 100 million consumers are now online. Internet traffic is doubling every 100 days. The "digital economy" is growing twice as fast the economy overall. 10 million Internet users made online purchases by the end of 1997, up from 4.7 million six months earlier.

                                COMPANY STRATEGY

     Reliant's goal is to be recognized as a worldwide leader in direct marketing. Through direct response transactional television programming and integrated consumer marketing techniques, the Company is pursuing a business strategy focusing on: (i) increasing the utilization of its global relationship,
(ii) developing and marketing innovative consumer products to develop its library of infomercial programs and (iii) engineering an efficient business model for the conduct of its worldwide direct response business. The Company is revving up its efforts to create a position as a worldwide leader in infomercial programming. Through its global contracts, and media access, the Company will have the ability to deliver infomercial programming and products to over 370 million households worldwide. The Company intends to continue to explore new ways to effectively utilize and leverage this worldwide distribution, reach and capability. In addition, the Company intends to aggressively utilize its assets such as its customer lists in order to realize the true value thereof.

                    DEVELOP AND MARKET INNOVATIVE PRODUCTS TO
                    DEVELOP A LIBRARY OF INFOMERCIAL PROGRAMS

     The Company continually seeks out innovative consumer products which it can market and distribute profitably. The Company has an in-house product development/marketing capability responsible for researching, developing and analyzing products and product ideas. The Company augments its product development activities through relationships with third party product developers, from time to time, whose products may appear to management to present profitable infomercial marketing potential. The Company may develop or acquire product lines, or may engage in marketing agreements for marketing of product lines owned by others. As a practical matter, the difference between acquired product lines, and marketing arrangements for products which may be owned by third persons is deemed to be technical, but otherwise not substantially different; in as much as, acquired products or acquired marketing rights are acquired, with royalty and other arrangements which may amount to the same essential financial impact upon costs, revenues and profitability See the unnumbered subtitle below "Current Products".

     We have 30 infomercial programs in our library. There are an additional 7 programs in various stages of development.

      While the Company incurs certain initial and ongoing costs in connection with adapting a product and infomercial for specific markets, the primary expenses are incurred when the product/infomercial is first developed for its initial target market. Thus, as the Company decides to introduce a product into additional markets, it can do so quickly, efficiently and relatively inexpensively. The Company believes that by further expanding its coverage into other parts of the world it will be able to further leverage its library of infomercial programs and associated products by extending the time period during which each product generates revenues and, therefore, the total worldwide revenues for a particular product. Management reports that the normal range of costs for a marketing program is $50,000.00 to $250,000.00, with the exceptional project rarely extending to as much as $500,000.00.


          ENGINEERING THE MOST EFFICIENT BUSINESS MODEL FOR THE COMPANY

     The Company continues to explore methods to better control each step in the development and life cycle of a product/infomercial and develop its expertise in, and refine its systems with regards to, product sourcing, in-bound telemarketing, production, order fulfillment and customer service. Reliant believes that its current competitive advantages of fully-integrated program production, sourcing, as well as the development of new marketing partners, provide it with a strong base from which it can lower its costs and engineer a business model which is the most efficient for a worldwide direct response business.

     The Company will utilize its executive managements' proven expertise in the direct response transactional television (DRTV) arena, known as infomercials, to market consumer products. By combining television's proven ability to drive product sales with the global informational and access capabilities of the Internet, the Company is a true multi-media marketing company. Print, radio and direct mail are the other key components of the Company's strategy. The mix of expenses and revenues for television to other media is heavily weighted to television, about 95%. Other media expenses are expected to exceed 5% of project advertising rarely, if ever.

     In 1998, this Issuer was a "Development Stage Company", as described in the Company's financial statements for the years so ended. During the three months ended June 30, 1999, revenues exceeded expenses; such that this formerly "Development Stage Company" is now considered by management to be an "Operating Company." The term "Development Stage Company" is a cautionary term used to refer to a company whose principal business activity is organization and capital formation in order to pursue or launch its business plan. While issues of capital augmentation may arise in the course of the affairs of an "Operating Company", by such term, the Issuer means that it has launched its business plan, and is now generating revenues which reasonably appear to be increasing. It is therefore expected that increasing revenues will fund continuing operations in substantial part, supplemented by normal commercial borrowing, such that capital formation or augmentation would be secondary considerations in relation to Issuer's ability to sustain itself as a going concern.

     The Company is a Corporate Member of the Association of Internet Professionals ("AIP"). AIP's web site can be found at www.association.org. The AIP is the premier professional association for internet professionals worldwide. AIP, founded in 1994, is the largest and fastest growing professional association in the industry. The Company is also a member of the Electronics Retailing Association, the trade association for the infomercial industry.

     The Company's initial focus will be to market consumer products through the infomercial vehicle. Reliant has chosen products that offer sales continuity, and Reliant endeavors to own the full product rights, the name, manufacturing and the product itself. The Company has full product rights for in excess of 50% of the products to which it has rights. The specific products and rights are disclosed in more detail in the following discussion. In product sales, television creates interest: a broader, multi-media approach ensures maximum profits. The Company plans to use its infomercial programming to develop a worldwide presence in e-commerce markets.

     Reliant will use segments of its TV infomercial programs to drive consumers to its web sites, www.lifestylesmall.com, www.cigarnow.com, www.rimc.com. Web site activities are presently operational. We are now displaying our web site address in all new infomercials produced, in an effort to attract users to the www.rimc.com site. There users will be able to order products via the Internet, and would also be exposed to our other products being offered. This concept is in its early implementation stage. We are just beginning to employ it, and for that reason, we have no results or statistical information to report or disclose other than the following.

 Revenues from web site activities were insignificant in 1999, and for that reason no statistical information was formulated for the limited period that web sites have been operational, other than provided in the following table. For year the 2000, we will have more detailed statistical information concerning web site sales of products as well as the information presented as follows:



               The remainder of this page left intentionally blank

                     lifestylemall.com  cigar.com  rimc.com
Users/6 months                  19,545      8,875    133,348
Average Users Daily                107         48        732
Hits/6 months                  187,086    120,005  1,404,238
Average Hits Daily               1,031        659      7,715
===================  =================  =========  =========

     The Cigar Television Network is a wholly-owned subsidiary of Reliant. This subsidiary has transferred its two primary business activities to us to operate. We are now responsible for the marketing and sales of a line of cigar lighters and the CigarNow.com web site. We are now selling a line of Cobee lighters/cigar cutters, including dual-flame and triple-flame lighters. CigarNow.com was our first web-based e-commerce venture and features over 550 premium cigars, plus accessories and upscale lifestyle products. CigarNow.com will also serve as the electronic cigar vendor on several high-profile, high-traffic partner sites.

     Reliant entered into a Web Site Purchase Agreement on May 26, 1999 to purchase from Tony Little the Tony Little Web Site. Tony Little is one of the most recognized fitness personalities on television and is often referred to as "America's Fitness Guru." This web site currently offers a variety of health-related products promoted by Tony Little. The Company is responsible for the operating expenses of the web site and will receive one-half of the net revenues. The consideration for the purchase was $10,000 and 100,000 shares of the Company's common stock to be issued subject to the exemption provided by section  4(2)  of  the  Securities  Act  of  1933.
CEOP  5
                               PRODUCT DEVELOPMENT

     The Company's product development/marketing department is the most vital component of the Company. Kevin and Tim Harrington, along with Mel Arthur, actively participate on a daily basis in the ongoing effort to research and develop new products that may be suited for direct response television marketing and subsequent marketing through non-infomercial distribution channels. This group develops new product ideas from a variety of sources, including inventors, suppliers, trade shows, industry conferences, strategic alliances with manufacturing and consumer product companies and the Company's ongoing review of new developments within its targeted product categories. As a result of management's prominence in the infomercial and retail television industry, it also receives unsolicited new product proposals from independent third parties. During the evaluation phase of product development, the Company evaluates the suitability of the product for television demonstration and explanation as well as the anticipated perceived value of the product to consumers, determines whether an adequate and timely supply of the product can be obtained and analyzes whether the estimated profitability of the product satisfies the Company's criteria.

     The Company is devoting attention to the development and products specifically targeted at markets outside of North America. The Company will review its infomercial inventory on an ongoing basis to select those products which it believes will be successful in Europe and/or Asia and/or its other international markets. When a product which was initially sold domestically is selected for international distribution, the infomercial is dubbed and product literature is created in the appropriate foreign languages. In addition, a review of the product's and the infomercial's compliance with the local laws is completed. The Company's licensed distributor then begins airing the infomercial internationally. The Company also airs shows and distributes products of other independent domestic infomercial companies. 2% of expenses are targeted for foreign markets. Presently revenues from foreign markets are 1% of total revenues. It should be anticipated, in the opinion of management, that in the future, 5% of expenses for foreign markets will ripen into 10% of revenues. The reasoning upon which this expectation is based is that once the United States marketing has been put in place, the only significant additional expense, for foreign distribution would be dubbing into the appropriate foreign language.

     The Company obtains the rights to new products created by third parties through various licensing arrangements generally involving royalties related to sales of the product. The amount of the royalty is negotiated and generally depends upon the level of involvement of the third party in the development and marketing of the product. The Company generally pays the smallest royalty to a third party that only provides a product concept. A somewhat higher royalty to a third party that has fully developed and manufactured a product. The Company also obtains the rights to sell products which have already been developed, manufactured and marketed through infomercials produced by other companies. In such cases, the Company generally pays a higher royalty rate to the third party because of the relatively small amount of the Company's resources required to develop the product. The Company generally seeks exclusive worldwide rights to all products in all means of distribution. In some cases, the Company does not obtain all marketing and distribution rights, but seeks to receive a royalty on sales made by the licensor pursuant to the rights retained by the licensor.
                                     CEOP 5
                   INFOMERCIAL DEVELOPMENT AND TEST MARKETING

     Once the Company decides to bring a product to market, it arranges for the production of a 30-minute infomercial that will provide in-depth demonstrations and explanations of the product. The Company attempts to present a product in an entertaining and informative manner utilizing a variety of program formats. The Company's infomercials are currently produced in-house by contracting with established independent experienced producers who work under Reliant's direction. The cost of producing an infomercial generally ranges from $25,000 to $350,000. In addition, producers, hosts and spokespersons generally receive fees based upon sales of the products.

     Following completion of the production of an infomercial, the program is then tested in the United States in specific time slots on both national cable networks and targeted broadcast stations. If a show achieves acceptable results in the market tests, it is generally aired on a rapidly increasing schedule on cable networks and broadcast channels. During this initial phase, the Company may modify the creative presentation of the infomercial and/or the retail pricing, depending upon viewer response. After the initial marketing phase, the Company may adjust the frequency of a program's airing to achieve a schedule of programs that it believes maximizes the profitability of all of the Company's products being marketed through infomercial programming at a given time.

                                  MEDIA ACCESS

     An important part of the Company's ability to successfully market products is its access to media time. The Company's infomercial programming will be available through licensed distributors to more than 370 million households in 70 countries worldwide, including Argentina, Australia, Austria, Belarus, the Benelux countries, Brazil, China, Denmark, Ecuador, most Eastern European countries, Finland, France, Germany, Greece, Ireland, Italy, Japan, Mexico, most Middle Eastern countries, New Zealand, Norway, Peru, Portugal, Russia, Spain, most South American countries, Sweden, Switzerland, Taiwan, Turkey, Ukraine and the United Kingdom.

     Internationally, the Company's infomercials are aired on one or more of three technologies by its licensed distributors: (i) satellite transmission direct to home with satellite reception dishes; (ii) cable operators who retransmit satellite broadcasts to cable-ready homes and (iii) terrestrial broadcast television.

      Domestically, the Company purchases most of its cable television time directly from cable networks and their respective media representatives. In addition to domestic air time purchased on cable networks, the Company also purchases broadcast television time from network affiliates and independent stations. Broadcast television time segments are purchased primarily in 30-minute spots. The Company believes that there is currently more than an adequate supply of broadcast television time available from these sources in the United States to satisfy the Company's needs. The Company is dependent on having access to media time to televise its infomercials on cable networks, satellite networks, network affiliates and local stations.

                           SOURCING AND MANUFACTURING

     The Company intends to develop sources in the United States and several countries in Europe and Asia to manufacture products sold through its infomercials if it deems it to be economically advantageous. There are no commitments or established relationships in place at this time.

     In general, before the Company takes any sizable inventory position in a product, the Company test markets the product. The Company would then purchase additional inventory for roll-out of the product. The skill of management is extremely important in the area of building inventory to anticipate sales. This is more important in direct response marketing than in elsewhere, for the reason that delivery time is critical to customer acceptance, and further by virtue of the dependance on credit card payment, for charges cannot attach until the product is shipped out of the fulfillment house. The process begins with a Asmall test@. The amount of initial inventory will vary based upon the management's best projections of the quality and appeal of the product, the sales price of the product, and the delivery time projected for the product. A normal small test will involve the investment of about $30,000.00 dollars in initial inventory. Although there can never be any guaranty of resulting demand, management's experience is that about half, and sometimes more, of the initial inventory will be sold, even if the program is not deemed successful. Skillful management should not allow the accumulation of excessive inventory. Management's general policy is to build inventory of a successful product against one month's anticipated sales, on the basis of continuing evaluation of current sales and known trends, by which every successful marketing program and product have a cycle of increasing demand, eventually peak, and ultimately decline to marginal significance. A typical product/marketing cycle, in any given market may range from three months to six months, but every program and product is unique, and its marketing cycle may exceed or fail to match normative expectations.

                             IN-BOUND TELEMARKETING

     The Company strives to create a problem-free fulfillment process for its customers. This process consists of in-bound telemarketing, order fulfillment and customer service. The first step in this process is the order-taking function known as in-bound telemarketing. Customers may order products marketed through infomercials during or after the infomercial by calling a telephone number (toll-free in the United States), which is shown periodically on the television screen during the broadcast.

     The Company anticipates normal subcontracting of its telemarketing function to one of various third parties that provide this service for a fee-based principally on the number of telephone calls answered. In all instances domestically, in-bound telemarketers electronically transmit orders to the Company's order fulfillment contractors where the product is packaged and shipped. In certain cases, at the time of purchase, the in-bound telemarketers also promote, cross-sell and upsell complementary and/or additional products relating to the product for which the inquiry is received. Such sales efforts are orchestrated by the Company's marketing personnel who script the sales approaches of the telemarketing personnel. Currently, the Company has no international subcontractor. Domestically, the Company's telemarketing subcontractor is West Telemarketing, 9910 Maple Street, Omaha NE 68134; and also Aftermarket Company, 5260 West Phelts, Suite 8B, Glendale AZ 85306, for computer sales only.

     The majority of customer payments in the United States are made by credit cards over the telephone with the remainder paid by check.


                                ORDER FULFILLMENT

     The Company anticipates contracting with one or more fulfillment centers. Activities at these facilities include receiving merchandise from manufacturers, inspecting merchandise for damages or defects, storing and assembling product for later delivery, packaging and shipping of products and processing of customer returns. They primarily use bulk shippers to deliver products to customers in the United States. In certain instances, the manufacturer of the product ships orders directly to the customer. Each customer is charged a shopping handling fee, which varies among products. Currently, the Company's fulfillment centers are BWL Distributors, and Reliant Fulfillment, both at 17250 Dallas Parkway, Dallas TX 75248. There is no other relationship between this
Issuer and its fulfillment center, and the similarity of name is purely co-incidental. Management reports that Reliant Fulfillment has conducted business by that name before the first contacts between it and this Issuer. CEOP 5
                                CUSTOMER SERVICE

     An important aspect of the Company's marketing strategy is to maintain and improve the quality of customer service and to respond to customer inquires, provide product information to customers and process product returns. The average rate of return, of 8% to 15%, has been consistent in the experience of the Issuer, and in the previous experience of its management in association with other direct response companies in the past. Customer service is provided on a contract basis through third parties who operations are monitored by the Company. The Company generally offers an unconditional 30-day money back return policy to purchasers of any of its products. In addition, products are generally covered by warranties offered by the manufacturer for defective products. The terms of such warranties vary depending upon the product and the manufacturer. The Company believes that its return rates will be within the customary range for direct marketing businesses.

                            NON-INFOMERCIAL MARKETING

     Based on the success of certain of its products in traditional retail markets and the evolution of its business, the Company believes that its transactional television programming is effective in building consumer awareness of its products, as well as positioning the Company to act as the media marketing partner for manufacturers of consumer products. The Company's attempting to capitalize on its ability to create product awareness and its ability to act as a media marketing partner to extend the sales life of its products by shifting products from traditional infomercial programming to non-infomercial marketing channels such as retail distribution, catalogs, direct mail, direct response print ads, television home shopping programs, credit card statement inserts and other channels resulting from the development of strategic partnerships. The Company believes that established manufacturers are increasingly regarding infomercials as a desirable vehicle to showcase their products to create and build brand awareness and generate follow-up product sales through traditional retail outlets.

     The Company intends to pursue expansion of its retail operations in order to capitalize on the consumer brand-awareness created by the Company's infomercials and reinforced by the "As Seen On TV" in-store signage. The Company believes that the product exposure created by the Company's transactional television programming enables the Company and its partners to utilize traditional retail distribution channels without incurring any of the additional advertisement costs that other consumer product companies may incur. In this manner, the Company believes that it will be able to market products to consumers who view its programming, but do not traditionally purchase products through direct response marketing.

                                CURRENT PRODUCTS

     The Company markets consumer products in a wide variety of categories, i.e.: health fitness, beauty, weight loss, business opportunities, household appliances, etc. The Company will be dependent, in significant part, upon its ability to develop or obtain rights to new products to supplement and replace existing products as they mature through their product life cycles. The Company's expansion into international markets reduces somewhat its dependency on new shows by lengthening the potential duration of the life cycle of programs that will comprise the Company's infomercial library. Historically, the majority of the industry's products generate their most significant domestic revenues in the first 6 months following initial airing of the product's infomercial. Internationally, however, products typically generate revenues more evenly over a longer period. The Company has not had enough operating history to determine if it is following the historical trends of its industry. We have 30 infomercial programs in our library. There are an additional 7 programs in various stages of development.

     The Company enters into agreements for the sale of a number of products. If the products are successfully tested and deemed to have sufficient commercial marketability, they are then "rolled-out" in a Nation-wide media effort. The following products have been rolled-out:

     PURE PROTEIN BAR. The Company has an International Marketing and Distribution Agreement with Worldwide Sports Nutrition, Inc. for television sales only of the high protein, low carbohydrate, low fat Pure Protein Bar. The program will be rolled-out on November 15, 1999.

     BIOFLEX THERAPEUTIC MAGNET PRODUCT LINE. The Company has an International Marketing and Distribution Agreement with BWL Distributors, Ltd. to market the Sobakawa BIOflex therapeutic magnet product line through direct response infomercials. Sobakawa Magnetic insoles are ultra thin, cushioned insoles containing the patented Bioflex Magnets. These specific insoles have a moisture resistant feature intended to prevent germs and odors. The roll-out date of this product was February 27, 1999. Sales of this product currently account for 43% of the revenues of the Company. The Company does not have full product rights.

     TRASH OR TREASURE. The Company has a contract with Dr. Tony Hyman for his Trash or Treasure program that shows how money can be earned from items that are often considered as "trash". Through this informative and educational program, Dr. Hyman shows others how to find the items collectors are scouring the country to find: salt & pepper shakers, thimbles, maps, and toys, just to name a few. Many of these items are sitting in garages, buried in attics or sold at flea markets for next to nothing! The book includes over 2,200 product categories and the names, addresses, phone numbers, and e-mail addresses of over 1,200 buyers that will purchase these items. The rollout date of this product was January 30, 1999. Sales of this product currently accounts for 29% of the revenues of the Company. The Company does not have full product rights.

     PEST OFFENSE. Pest Offense is a safe, effective way to control pests around your home or business without the use of any dangerous chemicals or pesticides. This environmentally safe device plugs into a wall a creates an intermittent signal in the wiring that drive pests out. It will not affect electrical equipment, has no smell or fumes, cover 2,500 square feet, and is safe for all household pets. This product was rolled out on May 1, 1999 and accounts for 15% of the Company's revenues. The Company has full product rights.

     WONDER STEAMER. The Company has a talent agreement with Sandy Bradley to promote a light-weight steam iron for pressing clothes while they hang, or it steams and presses like a flat iron. Steams in less than one minute and is designed to not burn, scorch, melt, or shine the clothes. The Wonder Steamer is lightweight, easy for travel and safe for use on delicate fabrics. The product was rolled out on June 26, 1999 and represents 4% of the revenues of the Company. The Company has full product rights.

     ENDURO BITS. Enduro Bits utilize a high-tech metallurgical fusion comprised of a combination of carbide, titanium, and carbon, making it practically indestructible. The Enduro Bit cuts wood, steel, aluminum, glass, plastic, ceramic tile, and even granite without having to change a bit. This product was rolled out on September 11 1999, and has generated insignificant income at this time. The Company does not have full product rights.

     SYSTEM MAX COMPUTERS. The Company has full product rights for the sale of the 500mz System Max computer system with monitor, printer, and an assortment of popular software titles. An Infomercial aired at the end of the 3rd quarter of 1999, generated orders for in excess of $1,000,000.00; but these revenues have not been realized yet due to shipping delays attributed to the manufacturer's having been affected by the recent earthquakes in Taiwan. The Product is now being shipped and the Company expects to fulfill these orders. Management believes that future computer sales from infomercials and the internet may account for a significant percentage of its revenues in the near future.

     ETERNAL ENERGY PRODUCTS. The Company has an International Marketing and Distribution Agreement with Golden Pride, Inc., which manufactures a proprietary line of vitamin and energy supplement products. The Agreement provides for television rights only for selling a starter kit of various products and inviting viewers to join "Tony Little's Eternal Energy" multi-level marketing program. The show will be run monthly, and at this time Revenues from this program are not material.
CEOP  5
                              GOVERNMENT REGULATION

     Various aspects of the Company's business are subject to regulation and ongoing review by a variety of federal, state, and local agencies, including the FTC, the United States Post Office, the CPSC, the FCC, FDA, various States' Attorneys General and other state and local consumer protection and health agencies. The statutes, rules and regulations applicable to the Company's operations, and to various products marketed by it, are numerous, complex and subject to change.

     The Company collects and remits sales tax in the states in which it has a physical presence. The Company is prepared to collect sales taxes for other states, if laws are passed requiring such collection. The Company does not believe that a change in the tax laws requiring the collecting of sales tax will have a material adverse effect on the Company's financial condition or results of operations.


                       COMPETITIVE BUSINESS CONDITIONS AND
                    OUR COMPETITIVE POSITION IN THE INDUSTRY.

     Competition in the Electronic Retailing Industry is intense and may be expected to intensify. There are other, larger and well-established electronic retailers, with whom this company must compete. The Company competes directly with several companies which generate sales from infomercials. The Company also competes with a large number of consumer product companies and retailers which have substantially greater financial, marketing and other resources than the Company, some of which have recently commenced, or indicated their intent to conduct, direct response marketing. The Company also competes with companies that make imitations of the Company's products at substantially lower prices. Products similar to the Company's products may be sold in department stores, pharmacies, general merchandise stores and through magazines, newspapers, direct mail advertising and catalogs. It is management's opinion that all of its major competitors are better and longer established, better financed and with enhanced borrowing credit based on historical operations, and enjoy substantially higher revenues than the Issuer does currently. As a new entrant into this marketing industry, the Issuer relies on the skill, experience and innovative discernment of management in the hope that superior judgment will provide its only competitive advantage. This Company's major competitors are now listed: Thane International, Inc.; Fitness Quest, Inc.; Telebrands Advertising Corporation; Media Group Incorporated; e4L, Inc.; Guthy Renker Corp.; Media Enterprises, Inc.

                            PROPERTIES AND EMPLOYEES.

     This Company's principal offices and rent are described in Item 3 of this Part. are located at 13535 Feather Sound Drive, Suite 220, Clearwater, Florida,
33762  Telephone:  (727)  299-0020   Facsimile:  (727)  299-0101.  The  Company
currently leases approximately four thousand (4,000) square feet of office space pursuant to a year lease for its Clearwater, Florida, principal executive offices. The lease, which commenced in 1999, provides for monthly rent of $6,750.42 or annual rent payments of $81,005.04. The facility encompasses 25 separate offices and a board room. We have 7 full-time employees and 3 contract employees, i.e. producers, technical and artistic talent. None of the Company's employees are covered by collective bargaining agreements and management considers relations with its employees to be good.



       ITEM 2.  MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATION.


 (A)  PLAN  OF  OPERATION  FOR  THE  NEXT  TWELVE  MONTHS.

     CASH  REQUIREMENTS  AND  OF  NEED  FOR  ADDITIONAL  FUNDS.

     We are "a development stage Company" and have only limited capital resources. While revenues are increasing significantly, it is necessary for the Company to seek additional capital over time to optimize the accomplishment of its business plan. The following disclosure treats our interim funding for the year now past, and our plans and arrangements for future funding.

     On or about February 23, 1999, the Company received $330,000.00 for the sale of 1,000,000 new investment shares of common stock (before the second reverse split) from six highly sophisticated investors. For information about these investors, please refer to Item 4 of Part II, Recent Sales of Unregistered Securities. This special investment program was specifically targeted to infomercial production, by means of a special royalty arrangement with the investors: the investors will receive an aggregate of 5% of the gross revenues (as defined by agreement) from sales generated by four specified infomercials produced, until 120% of the investment has been returned to the investors. Thereafter, the percentage received by these investors will be reduced to an aggregate of 4%. The price was arrived at in arms-length negotiations in the context of the entire transaction. The Company expects to value the 1,000,000 shares at the investment price of $330,000.00 and to treat royalty payments to investors as expenses, in the same manner as if royalty payments were not connected with the purchase of shares.

     These 1,000,000 shares are included in the earnings per share analysis, found in the financial statements of this Registrant.

     About March 23, 1999, we acquired TPH Marketing, Inc., in a tax-free exchange, for the issuance of 1,500,000 [post-reverse] shares of the Company's common stock. The Shares have been issued to the two shareholders of TPH Marketing, Inc., Tim Harrington having received 800,000 shares, and Kevin Harrington having received 700,000 shares. The shares were valued at the most recent cash price of the stock which was $0.50 per share. The business acquired in 1999, TPH Marketing, Inc., does not qualify as a Asignificant subsidiary@ because it had no revenues or assets prior to acquisition. There were no operations by TPH Marketing Inc., prior to the acquisition, the Company was mainly purchasing the services of the President. For that reason, the excess of the purchase price over the net book value of the TPH is being charged to operation expense, as compensation to those Officers. This was an extraordinary charge against income is not a recurring or normal expense.

     On or about March 24, 1999, the Company made an agreement with Oasis Entertainment's Fourth Movie Project, Inc. (a related party transaction) to provide funding in the amount of $250,000.00 for use specifically in the production of three additional infomercials. Oasis received 250,000 shares (after the second reverse-split) of common stock upon completion of the funding in April, plus a royalty of 2% of the adjusted gross revenues derived on all products designated in the agreement until Oasis has been paid $625,000.00, and thereafter 1% thereof in perpetuity. This transaction is deemed to be a related party for the reason that, and only for the reason that, Karl Rodriguez is the fourth Director of this registering Company and is also Secretary and a Director of Oasis Entertainment's Fourth Movie Project, Inc. These 250,000 shares were authorized in March and issued in May of 1999, with all legal rights, but, due to inadvertence and oversight only, the printing and delivery of the certificate were delayed. These shares are included in our income per share calculations. The Company expects to value the shares at $250,000.00. We will treat royalty payments to investors as expenses, in the same manner as if royalty payments were not related to purchase of shares.

     Although Mr. Rodriguez is a director of both our corporation and Oasis Entertainment's Fourth Movie Project, Inc., and although the transaction is deemed a related-party transaction for that reason, Mr. Rodriguez has no financial interest in the Oasis funding arrangement and is not a shareholder of Oasis. He serves as its Secretary and General Counsel only.

     We were able to generate enough sales revenues to satisfy our cash requirements through the end of 1999. Our evaluation of the next twelve months is different.

     Without regard to whether current revenues might be sufficient to maintain liquidity, new projects must be undertaken to generate future revenues. Every media-marketing project has a useful life, some longer or shorter than others, but all eventually run their course. We do not consider it prudent to be passive about generating new projects, and we have determined that significant new funds are highly desirable, and possibly necessary to aggressively approach operations in year 2000.

     The Registrant has entered into two letter agreements with Institutional Equity Corporation (AIEC@):

     First, an engagement letter for IEC to conduct a private placement for us, to raise a minimum of $500,000 and a maximum of $2,000,000 (to be in reliance on Regulation D, Rule 506, and section 4(2) of the Securities Act of 1933). Units consisting of 10,000 shares each are to be sold for $20,000 each. This placement has been opened and was to be completed by March 31, 2000, but has been extended by a maximum of 90 additional days. IEC is to be paid a fee equal to 10% of the proceeds and has the right to acquire up to 100,000 shares of common stock, at $3.00 per share, for every million dollars raised, or a proportional fractional adjustment. This right to acquire shares lasts until 18 months from the closing of the placement. The placement is on a best efforts basis. There is no guaranty that any shares will be placed.

     Second, a firm commitment has been received from IEC to raise $10,000,000 in a registered offering of securities. The structure of this offering has not been determined. Gross underwriting discounts of approximately 10% of the offering price and a 2% non-accountable expense allowance is to be paid to IEC from these offering proceeds. A $50,000 fee has been paid towards an advance of $100,000 to be applied against the gross underwriting commissions. This $50,000 fee was funded by a loan of that amount for Reliant from Oasis Entertainment's Fourth Movie Project, Inc., a shareholder of Reliant. The loan is payable in six months from December 1, 1999, and bears 10% interest per annum. The expenses of IEC in connection with this offering will also be reimbursed from the offering proceeds and are estimated to be $650,000. IEC will also receive warrants for 10% of the securities purchased by underwriters, good for four years, at an exercise price of 120% of the offering price.

     Third, as of the date of this filing, The private placement is still open, and at this date a total of $360,000.00 has been placed in escrow. A minimum of $500,000.00 must be raised in order to satisfy the escrow and release funds. The Reliant has no control over the escrow, and no shares are sold or placed, or can be sold or placed until the minimum is reached. If the minimum is not reached, there will be no placement. For the reason that no final transactions have taken place, the tentative deposits in escrow are not deemed to be assets of or capital of Reliant and are not reflected in our financial statements.

     While there is no guaranty that funding plans will materialize as expected, we believe that our present arrangements will provide sufficient working capital to optimize operations for the next twelve months.

     SUMMARY  OF  PRODUCT  RESEARCH  AND  DEVELOPMENT

     The Company's product development/marketing department is the most vital component of the Company. Kevin and Tim Harrington, along with Mel Arthur, actively participate on a daily basis in the ongoing effort to research and develop new products that may be suited for direct response television marketing and subsequent marketing through non-infomercial distribution channels. This group develops new product ideas from a variety of sources, including inventors, suppliers, trade shows, industry conferences, strategic alliances with manufacturing and consumer product companies and the Company's ongoing review of new developments within its targeted product categories. As a result of management's prominence in the infomercial and retail television industry, it also receives unsolicited new product proposals from independent third parties. During the evaluation phase of product development, the Company evaluates the suitability of the product for television demonstration and explanation as well as the anticipated perceived value of the product to consumers, determines whether an adequate and timely supply of the product can be obtained and analyzes whether the estimated profitability of the product satisfies the Company's criteria.

     The Company is devoting attention to the development and products specifically targeted at markets outside of North America. The Company will review its infomercial library on an ongoing basis to select those products which it believes will be successful in Europe and/or Asia and/or its other international markets. When a product which was initially sold domestically is selected for international distribution, the infomercial is dubbed and product literature is created in the appropriate foreign languages. In addition, a review of the product's and the infomercial's compliance with the local laws completed. The Company's licensed distributor then begins airing the infomercial internationally. The Company also airs shows and distributes products of other independent domestic infomercial companies.

     The Company obtains the rights to new products created by third parties through various licensing arrangements generally involving royalties related to sales of the product. The amount of the royalty is negotiated and generally depends upon the level of involvement of the third party in the development and marketing of the product. The Company generally pays the smallest royalty to a third party that only provides a product concept. A somewhat higher royalty to a third party that has fully developed and manufactured a product. The Company also obtains the rights to sell products which have already been developed, manufactured and marketed through infomercials produced by other companies. In such cases, the Company generally pays a higher royalty rate to the third party because of the relatively small amount of the Company's resources required to develop the product. The Company generally seeks exclusive worldwide rights to all products in all means of distribution. In some cases, the Company does not obtain all marketing and distribution rights, but seeks to receive a royalty on sales made by the licensor pursuant to the rights retained by the licensor.

     EXPECTED  PURCHASE  OR  SALE  OF  PLANT  AND  SIGNIFICANT  EQUIPMENT. None.

     EXPECTED  SIGNIFICANT  CHANGE  IN  THE  NUMBER  OF  EMPLOYEES.  None.

 (B)  DISCUSSION  AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS.

     DEVELOPMENT STAGE/GOING CONCERN. There are two material thresholds in the transition of this Company, from Development Stage to Going Concern. The first is the commencement of limited operations, during 1998, and the first quarter of 1999. The second is the achievement of substantial revenues and the dawn of profitability, corresponding to the second quarter of 1999, with continued improvement throughout that year. While the Harringtons began some limited operations in 1998, their two companies were not acquired as subsidiaries until August of that year. The Harringtons honored certain non-compete agreements, with HSN Direct, a division of Home Shopping Network, which expired in December of 1998. During the interim period, the Harringtons located, developed and prepared for production and rollout of various products. For that reason, full-fledged operations were not launched until April of 1999. While the affairs of the Company improved consistently, from 1998, the second quarter of 1999 was the first profitable quarter, and is the first quarter of unlimited operations. For these reasons, management refers to this Company as in its Development Stage for 1998, and for the first quarter of 1999, and as an operating company and a going concern during the second quarter of 1999.

     In 1998, the company closed the year with a loss, with minimal revenues, in pre-launch development mode, but these results are not deemed to reflect true business operations. In 1998, the company had significant expenses that resulted in a loss for the year. Revenues increased significantly in 1999; however such increase should not be considered dramatic, for 1999 was the first real year of operation under our present business plan. The first quarter was one in which the Harringtons put in place personnel and selected the first products to produce.

     The second quarter was one in which we aired two successful shows (Trash or Treasure and Sobakawa Insoles). We also aired other shows which were not so successful in that quarter. It is not to be expected that every project would be a stellar success, and two successes in a single quarter is considered a good result by us.

     During the third quarter, we increased staff with a producer and associate producer for our infomercials, to have better continuity and control of the details of our production activities. These are two new salaried individuals. Several other shows were tested during this period. Two of them became successful (Wonder Steamer and Pest Offense). We also developed our successful computer infomercial.

     During the final quarter of 1999, sales continued to grow from projects in place, led by those developed in the previous quarters and the new computer infomercial.

     Management believes that revenues and growth will continue to increase, but to achieve the continued growth of the Company's business, advertising, promotional and production expenses will remain significant. While the upside potential from successful infomercial marketing is tremendous, the risk of failure is always present. Some of the projects may fail, or all may fail. If some are successful, the success may offset the losses from others significantly or may not. Accordingly, there can be no assurance that substantial profitability will be sustained in the next twelve months in proportion to the rate of growth achieved in 1999.

     REVENUES ARE INCREASING. There were no revenues in 1997. Sales in 1998 were $120,234. In 1998, costs of sales were 66,664, and gross profit was 53,580. Annual and quarterly comparison of 1999 and 1998 show the following:




                      1999     1998
Net Sales       21,442,009  120,234
Cost of Sales  -15,666,658  -66,654
Gross Profit     5,775,351   53,580
=============  ===========  =======


Quarter                            1999     1998
March 31      Net Sales         352,477   30,059
              Cost of Sales    -284,523  -16,664
              Gross Profit       67,954   13,359
June 30       Net Sales       2,885,013   30,059
              Cost of Sales  -1,602,622  -16,664
              Gross Profit    1,282,391   13,395
September 30  Net Sales       5,918,342   31,125
              Cost of Sales  -3,818,734  -17,223
              Gross Profit    2,099,608   13,902
December 31   Net Sales      12,286,177   28,991
              Cost of Sales  -9,958,780  -14,105
              Gross Profit    2,327,397   14,886
              =============  ==========  =======



     Our Sales continue to improve along with our Gross Profit from Sales, after Cost of Sales. This improvement is largely due to the difference between limited operations, and the economy and efficiency of unlimited operations, beginning in 1999, and especially in April of 1999. It is also attributable to the marketing of different products from those currently offered by the Company. 1998 operations have been characterized as limited. They consisted of the sale of cigarette lighters and the marketing of a single non-infomercial television show. Our business in 1998 was not the same as our business beginning in 1999. Revenues have improved in every quarter of operations in 1999. We expect them to continue to improve in the next twelve months. Certain expenses, such as production and media costs are related to revenue creation and would be expected to rise in some proportion to revenues.

     We have new products to sell each period, in additions to others, so that the number of products increase from period to period. For the first quarter there were 5, for the second 8, the third 8, and the fourth 10 products for sale. We just recently initiated marketing of products on the QVC home shopping channel. On QVC we are beginning to sell some products in the traditional short-form live segments that are seen on television shopping networks. These new revenues are insubstantial as of the end of 1999, but are expected to become a significant component of total revenues as more products are sold and exposure increases on the shopping network.

     Product sales are expected to increase in direct proportion to our ability to acquire media time to promote them. Promotional advertising drives sales in our business. It is for this reason that increasing revenues do not provide assurance that markets have been saturated with as much advertising as would be productive. For this reason, additional capital, whether or not necessary for fundamental survival, is desired and important for optimum growth.

     Cost of goods sold included the total cost of acquiring actual products acquired for resale and costs and expenses related to sales. Returns and allowances are deducted from sales. The largest single segment and most material factor is infomercial production and media costs. These operations are not only the major area of expense, but it is these activities which drive sales. It is generally reliable in this industry that higher media costs are required for increased sales.

     OPERATING EXPENSES would be expected to increase with increasing operations. Expenses in 1998 were attributable to the marketing of different products than those which form the core of the Company's current business. In general, expenses have decreased as a percentage of sales. These figures reflect a continuing improvement in this relationship, due to expanding operations, additional products and customers. These expenses do not rise proportionally as revenues increase.



Quarter                                      1999         1998
March 31      Operating Expenses          699,101      228,027
              Operating Income/(Loss)    (631,147)    (214,632)
June 30       Operating Expenses        1,907,567      228,027
              Operating Income/(Loss)    (625,170)    (214,632)
September 30  Operating Expenses        1,690,604      326,102
              Operating Income/(Loss)     409,004     (312,200)
December 31   Operating Expenses        2,775,036      446,558
              Operating Income/(Loss)    (449,644)    (433,670)
Annual        Operating Expenses        7,072,308    1,228,714
December 31   Operating Income/(Loss)  (1,296,957)  (1,175,134)
============  =======================  ===========  ===========



     Total operating expenses are declining as a percentage of sales, even as total expenses are increasing with expanded operations. In 1999 operating expenses were 33% of gross sales, while in 1998, they were more than 1000%. A more meaningful comparison by quarters of 1999 shows the following:



Quarter                                           1999      1998
March 31      Operating Expenses as % of sales  198.34    758.60
June 30       Operating Expenses as % of sales   66.12    758.60
September 30  Operating Expenses as % of sales   28.57  1,047.72
December 31   Operating Expenses as % of sales   22.59  1,540.33
Annual        Operating Expenses as % of sales   32.98  1,021.94
============  ================================  ======  ========

     We achieved marginal profitability in the third quarter, but certain expenses incurred in the fourth quarter have offset our profitability for that quarter and the year 1999. In the fourth quarter we incurred Royalty expenses of $287,724. No Royalty expenses were incurred in the previous three quarters. In addition, cost of sales increased disproportionately in the fourth quarter, due to two principal factors. We incurred costs of sales in the fourth quarter for projects to marketed in the following quarter. It is chiefly our investment in media costs for the next quarter which we feel accounts for our fourth quarter total profitability decrease from the third quarter. We would expect to profit in year 2000 from our increased productivity in this most recent quarter. Of course, there can be assurance that our new projects will achieve the anticipated results. We do not and cannot expect success in every project. During the fourth quarter some of our projects have not shown the success hoped for, even as our total sales and gross profit increased in gross amounts.

      There are other expenses that are not expected to rise proportionally. General and administrative expenses would not rise proportionally as projects increase and revenues improve. We are able to generate increasing revenues without significant increase in employees, as production and fulfillment activities are generally out-sourced. General & Administrative expenses include the following: fulfillment costs; automobile expense; banking fees; consulting fees; insurance; office supplies; postage & delivery; professional fees; salaries and wages; telephone; and travel & entertainment.

     Research and Development is trending downward as a decreasing percentage of sales. Research and Development costs should remain constant as they represent costs associated with development of new infomercial promotional projects, rather than new technologies. It does not include royalties on rights acquired. It does not include the cost of acquiring products for resale. It does not include production and media costs or marketing. It involves searching for new products, obtaining rights to sell them, and possible refinement in the products, to achieve more economic manufacture and resale at attractive pricing. At any given time, there would normally be at least one or two products/projects under development. At the present time, however, there are seven infomercials in various stages of development. The number in development will decrease, while the number in media, producing revenues will increase. While the costs are expected to remain substantially constant, they would be expected to decrease as a percentage of sales.

     Production and Media Costs expenses were not a factor in 1998, due to the differing nature of products marketed. These expenses reflect an improvement in the ratio of these expenses to sales, even as total costs increase with expanding operations. Production and media costs, consisting of the cost of producing media productions and the costs of buying media slots, are estimated to settle in the range of 40% to 50% of sales, overall. This average allows for less successful or unsuccessful projects. Media expenses for successful projects will be between 35% and 46% of sales, proportionally.

     Marketing costs reflect an improvement in the ratio of these expenses to sales, even as total costs increase with expanding operations. Marketing, consisting of consumer relations and internet promotion is expected to decrease, as a percent of sales over time. Marketing includes participation in various trade shows, telemarketing expenses, other marketing expenses and prepaid advertising. It does not include media buys in direct infomercial advertising for immediate product fulfillment. Those items are production and media expenses which are a part of the Cost of Sales.

     We had leased initially approximately four thousand (4,000) square feet of office space pursuant to a year lease for our Clearwater, Florida, principal executive offices. The lease, which commenced in 1999, provided for monthly rent of $6,750.42, or annual rent payments of $81,005.04 The facility encompassed 25 separate offices and a board room. Some additional space was later taken at a monthly rent of $16,400.00, which annualized to $196,800.00. We have entered into a new lease for Suite 200, Island Center, 2701 N. Rocky Point Drive, Tampa Florida 33607, dated January 13, 2000, and commenced February 25, 2000. The premises leased constitutes 5,923 square feet on the second floor, and an additional 1,080 square feet of unallocated space in the building. We estimate that rent expenses will be about $40,000 per quarter, for the next year and increase approximately 4% per year over the five year term of the lease, net of subleases, and will continue to decrease as a percentage of sales.

     PROFITABILITY, as indicated previously, appeared in the third quarter of 1999. It is expected to continue to improve, notwithstanding our increased investment during the fourth quarter. The achievement of marginal profitability in the third quarter does not guaranty that the trend to increasing profitability will follow. However, it appears to management that operations are expanding in an orderly and promising manner, and that expenses are being managed appropriately. Gross Profit has improved with sales. As most other costs remain constant, or decrease, as percent of sales, total profitability, as such a percentage, will fluctuate inversely with the cost of goods sold. Product costs, as distinguished from infomercial production and media costs, must be kept under control to maintain real profitability. While higher media profile and quality of infomercial production tend to increase sales, increased cost of products sold would have a depressing effect upon profitability. On the one hand, Infomercial products need to be attractively priced. On the other, the cost of producing the products must be controlled and managed well.

     BALANCE SHEET. As previously stated the dramatic increase in corporate financial condition during 1999, as compared to 1998, is not considered instructive. The 1999 activities should be viewed as the start-up of a new mode of business activity in 1999, with some apparent success and improvement in the financial condition of the Registrant, due particularly to increasingly successful operations. Fortunes may change, however, and no assurance ever exists that profitable trends will continue, or that the future will be like the past. A company's initial growth may not be indicative of a sustainable rate of continued growth. While the Registrant has not yet achieved its potential, there can be no certain prediction at what level its growth may slow, or when, if at all, it may reach an optimum level of operations.

     INTEREST INCOME AND EXPENSE reflected on the Company's financial statements refer to the company's ownership of a certificate of deposit, pledged against a loan. The interest income from the CD is shown. The interest expense for the loan is shown.

     CONCLUSION. While this Company is presently able to manage its present phase of development, for an indefinite interim, it cannot regard its financial condition as optimal. Unless events in the future are favorable, both in terms of profit from operations now being undertaken, and also favorable in attracting investor interest, the Company may not be able to sustain a stable growth pattern for the Company. These remarks should be understood in context, discussed elsewhere, that increasing revenues are expected to provide substantially all of the requirements for continued operations at present levels and for some possible growth. This company must grow to reach its full potential. For this reason, stability at its present levels is not considered optimal for long-term growth. Additional infusion of capital is a factor of importance in managing our growth optimally.


                        ITEM 3.  DESCRIPTION OF PROPERTY.

      We initially had leased approximately four thousand (4,000) square feet of office space pursuant to a year lease for its Clearwater, Florida, principal executive offices. The lease, which commenced in 1999, provided for monthly rent of $6,750.42, or annual rent payments of $81,005.04 The facility encompassed 25 separate offices and a board room. This tenancy will terminate at the end of February, 2000. We have entered into a new lease for Suite 200, Island Center, 2701 N. Rocky Point Drive, Tampa Florida 33607, dated January 13, 2000, to commence March 1, 2000. The premises leased constitute 5,923 square feet on the second floor, and an additional 1,080 square feet of unallocated space in the building. The schedule of rent/lease payments is provided as follows:

Period                                   Annual      Monthly
March 1, 2000 through February 28, 2001  161,089.04  13,422.42
March 1, 2001 through February 28, 2002  168,072.00  14,008.00
March 1, 2002 through February 28, 2003  175,074.96  14,589.58
March 1, 2003 through February 28, 2004  182,078.04  15,173.17
March 1, 2004 through February 28, 2005  189,081.00  15,756.75
=======================================  ==========  =========


    ITEM 4.  SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT.

 (A) SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS. To the best of Registrant's knowledge and belief the following disclosure presents the total security ownership of all persons, entities and groups, known to or discoverable by Registrant, to be the beneficial owner or owners of more than five percent of any voting class of Registrant's stock. More than one person, entity or group could be beneficially interested in the same securities, so that the total of all percentages may accordingly exceed one hundred percent of some or any classes. Please refer to explanatory notes if any, for clarification or additional information.

 (B) SECURITY OWNERSHIP OF MANAGEMENT. To the best of Registrant's knowledge and belief the following disclosure presents the total beneficial security ownership of all Directors and Nominees, naming them, and by all Officers and Directors as a group, without naming them, of Registrant, known to or discoverable by Registrant. More than one person, entity or group could be beneficially interested in the same securities, so that the total of all percentages may accordingly exceed one hundred percent of some or any classes. Please refer to explanatory notes if any, for clarification or additional information. Table A following discloses the share ownership actually issued and outstanding.

     Table B following Table A and its notes, discloses the existence and the effect of certain management options, as if exercised, on the share ownership of management and affiliates. Please refer to Executive Compensation, Item 6 of this Part, for details as to entitlement, terms of exercise and prices for the Options disclosed.

             The Remainder of this Page is Intentionally left Blank

                                     TABLE A
                                  COMMON STOCK
                 OFFICERS AND DIRECTORS AND OWNERS OF 5% OR MORE



 Name and Address of Beneficial Owner  Actual
                                       Ownership        %
Kevin Harrington Chairman and CEO      2,156,101    34.17
80 Gulf Blvd
Belleair Beach FL 33786
Tim Harrington President and COO       1,100,000    17.43
531 Rafael Blvd NE
St. Petersburg FL 33704
Mel Arthur,  Executive Vice President    105,000     1.66
12001 9th St N #2509
St. Petersburg FL 33716
Karl Rodriguez  Secretary                  1,000     0.02
23592 Windsong #19E
Aliso Viejo CA 92656
All Officers and Directors as a Group  3,362,101    53.28
Total Shares Issued and Outstanding    6,310,271   100.00
=====================================  =========  =======



     As more fully developed, discussed and disclosed hereinafter, the following discloses the amount of shares which each beneficial owner shown in Table A has the right to acquire within 60 days, from options, warrants, rights, conversion privileges or similar obligations: (1) Kevin Harrington-160,000 shares; (2) Tim Harrington-140,000 shares; and (3) Mel Arthur-105,000 shares.

     The following table, and its notes, discloses the existence and the effect of all of certain management options, as if exercised, on the share ownership of management and affiliates. These Options were granted June 30, 1999. The terms of the vesting of the various options are somewhat complex. Please refer to Executive Compensation, Item 6 of this Part, Table C, for details as to entitlement, terms of exercise and prices for the Options disclosed.

Table  B
60 day Exercisable Option/Bonus Rights
--------------------------------------------------------------------------------
Compensatory Stock Option Plan (See Exhibit 6.2):
Kevin Harrington - 6 months: 60,000 shares @ $2.50
Tim Harrington   - 6 months: 40,000 shares @ $2.50
Mel Arthur       - 6 months:  5,000 shares @ $2.50

Revenue Performance Stock Bonus
Kevin Harrington - For each $10,000,000 in gross revenues, issuance of 100,000 shares up to a total of 3,000,000 shares (no more than 1/6 of total to vest in any 6 month period).
Tim Harrington   - For each $10,000,000 in gross revenues, issuance of 100,000 shares up to a total of 2,000,000 shares (no more than 1/6 of total to vest in any 6 month period).
Mel Arthur       - For each $10,000,000 in gross revenues, issuance of 100,000 shares up to a total of 900,000 shares (no more than 1/6 of total to vest in any 6 month period).
===============================================================================

These Compensatory Stock Options were granted June 30, 1999, are vested, and exercisable January 1, 1999. These Revenue Performance Stock Bonuses are dependent upon gross revenues. It is deemed likely that the $10,000,000.00 threshold will be reached within 60 days.

     The following Table C discloses the effect of share ownership as if all of the those 60 vestings and rights were exercised.


     As more fully developed, discussed and disclosed hereinafter, the following discloses the amount of shares which each beneficial owner shown in Table A has the right to acquire within 60 days, from options, warrants, rights, conversion privileges or similar obligations: (1) Kevin Harrington-160,000 shares; (2) Tim Harrington-140,000 shares; and (3) Mel Arthur-105,000 shares.

                                     TABLE C
                  EFFECT OF OPTION EXERCISE ON SHARE OWNERSHIP



                      Shares Actual and as Attributed
                                                                Options     Total if
  Option Owner                                               %  and awards  Options          %
                                                                            Exercised
Kevin Harrington                            2,156,101    34.17     160,000  2,316,101    34.49
Tim Harrington                              1,100,000    17.43     140,000  1,240,000    18.47
Mel Arthur                                    105,000     1.66     105,000    210,000     3.13
Total Shares/Options                        6,310,271   100.00     405,000  6,715,271   100.00
Outstanding
====================



 (C) CHANGES IN CONTROL/REVERSE ACQUISITION. There are no arrangements known to Registrant, including any pledge by any persons, of securities of Registrant, which may at a subsequent date result in a change of control of the Issuer. A Areverse acquisition@ is the acquisition of a private company by a public company, by which the private company's shareholders acquired control of the public company. This Issuer is presently committed to the development of its infomercial business. While this Issuer is continuously interested in opportunities for direct acquisition of products, projects, assets and possible businesses, which may have some synergy with its core business, this Issuer may not be used as a vehicle for a reverse acquisition.
DIR,  OFF,  PROMOTERS  &  CONTROL  PERSONS   SB-401

     ITEM 5.  DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS.

     The following persons are the Directors of Registrant, having taken office from the inception of the issuer, to serve until their successors might be elected or appointed. The time of the next meeting of shareholders has not been determined. Kevin Harrington and Tim Harrington took office August 7, 1998. Mel Arthur took office January 20, 1999. The present four Directors were elected/reelected by Majority Shareholder Action, on or about March 23, 1999, and were confirmed and reelected at a regular meeting of Shareholders held on May 3, 1999.

     Kevin Harrington, 43, prior to his current tenure as Chairman and CEO of Reliant Interactive Media, Kevin Harrington helped pioneer the growth and acceptance of televised direct-response marketing, or what our culture more commonly calls "infomercials." In fact, Harrington produced his first infomercial in 1985, and then founded Quantum International, one of the most successful companies in direct response history. Limited to a three-person staff (which included his brother, Tim), Harrington turned a $25,000 investment into sales of more $140 million in the company's first two years of operation. While at the helm of Quantum, Harrington launched a string of highly-profitable shows featuring such universally popular products as The Great Wok of China, Wolfman Jack's Solid Gold Rock 'n Roll Hits (the first ever music infomercial), The JetStream Oven, The Daily Mixer, Ginsu/The Blade Knives, Kevin Trudeau's Mega Memory and The Flying Lure (the industry's first fishing lure show). In 1989, Harrington started the expansion of direct-response television into more than 30 foreign markets. In 1991, Quantum was sold to industry giant National Media. As a result of this transaction, Harrington ascended to the presidency of National, where he presided over the launch of another string of a blockbuster shows, including Bruce Jenner's Stair Climber, Bruce Jenner's Super Step, Bruce Jenner's Powerwalk, Blue Coral's Autofoam and Regal Royal Diamond Cookware. In July, 1994, Harrington left National Media to form joint venture company with The Home Shopping Network. Called HSN Direct International, the aim of the venture was to develop an infomercial company that could take products that had performed successfully on HSN and roll them out into traditional infomercial formats for broadcast around the world. The high-profile domestic and foreign successes of HSN Direct include shows such as Tony Little's Ab Isolator; Sweet Simplicity, a hair removal product; and Kathy Smith's AirTech Glider. HSN Direct also forged a number of ground-breaking alliance with international marketers in countries throughout Europe, Latin America, Asia and the Middle East. Eventually, the company saw its shows broadcast in some 70 countries around the world. In August of 1998, Harrington was appointed Chairman and CEO of Reliant Interactive Media Corp., (OTC BB: RIMC). Kevin Harrington is a founding Board member Electronic Retailing Association, an industry association.

     Tim Harrington, 34, prior to his current tenure as President and COO of Reliant Interactive Media, Tim Harrington worked in close concert with his brother pioneering the growth of the infomercial industry into an accepted means of driving both direct and retail sales. Through his primary focus on the details of legal, contractual and production matters. He continued in that role as the executive vice-president of National Media, also picking up executive responsibility for the firm's marketing and sales departments. As the co-founder and executive vice-president of HSN Direct International, Tim exercised executive control and leadership over product development and marketing groups that generated approximately $30 million in annual sales. HSN Direct's solid production values and media-buying savvy are directly attributed to his leadership of those two key areas. In his current role as president of Reliant, Tim is more involved than ever in over-seeing the infomercial production and product development activities for the Company.

     Mel Arthur, 56, prior to his current tenure as Executive Vice President and Director of Reliant Interactive Media, Mr. Arthur was the "Top Producing show host," producing approximately a billion dollars in revenues while on the air during his eight-year career with Home Shopping Network, and was acknowledged in the industry as one of the most versatile hosts on the air. His expertise ranges from computers, fine jewelry, oriental rugs, exercise equipment, home electronics, vitamins, health and fitness to collectibles and more. Mr. Arthur achieved record sales, including almost 3 million dollars sold in computers, in less than 30 minutes. He has appeared with some of the top celebrities on television and in sports, such as Vanna White, Barbara Mandrel, Ed McMahon, Mickey Mantle, Ted Williams, Willie Mays, and Jim Brown, just to name a few. His business experience is highlighted by a six-year career as a sportscaster and color announcer for the USFL, NASL, the Jacksonville University Basketball Team, and he was the force behind the first half hour magazine shows emanating from PGA Tour Headquarters and The Tournament Player's Championship. Mel was voted Jacksonville's Most Popular radio personality. Mr. Arthur was President of his own insurance agency for three years; was a leader in the telecommunications industry for eight years between 1972 and 1980 as a pioneer in the telephone interconnect industry; and between 1970 and 1972 he was one of the top sales producers for Honeywell's EDP division, marketing large scale, multimillion-dollar mainframe computers. From 1962 through 1970, Mel starred all over the United States, Canada, Europe and the Caribbean as a stand-up comedian, as well as writing for other stand-up comedians such as Jackie Mason and Gabe Kaplan.

     Karl E. Rodriguez, 52, the Company's Secretary, received his Juris Doctor degree in 1972 from Louisiana State University Law School. He has practiced business and corporate law since 1972, emphasizing securities and entertainment matters, and has been self-employed in that capacity for the past five years. He has served as a director of Oasis Entertainment's Fourth Movie Project, Inc., since April 1998. During his law practice he has also been involved in a variety of dynamic business experiences. From 1975 to 1982, he was active in real estate development in the Baton Rouge, Louisiana area. From 1980 until 1985, he specialized in the sale of businesses and franchises as the owner and operator of VR Business Brokers. In 1986, he became the Project Manager for Bluffs Limited Partnership, where he structured the development of an Arnold Palmer Design Golf Course and in 1992, Mr. Rodriguez was the Managing Director for MedAmerica, LLC., medicine clinics for children. From 1993 through 1998, he was the Director, Corporate Secretary and General Counsel for Telco Communications, Inc., which is a long distance reseller company. From 1992 until 1996, he was the President of Healthcare Financial and Management Services, Inc., providing billing services to three Louisiana hospitals.


                        ITEM 6.  EXECUTIVE COMPENSATION.


     The Company has entered into Employment Agreements with Kevin Harrington and Tim Harrington for 5 years and with Mel Arthur for 3 years. (See Exhibits 6.1, 6.2 and 6.3 "Employment Agreements"). The Company's Officers and Directors serve with the following elements of compensation at this time:

     SUMMARY COMPENSATION TABLE. the disclosure of Executive compensation is now provided in the tabular form required by the Securities and Exchange Commission, pursuant to Regulation ' 228.402.

                                               Long Term Compensation
                                    Annual Compensation                      Awards        Payouts
a                  b          c            d                e            f             g         h                i
                                                                              Securities
                                                        Other  Restric-ted        Under-
Name                                                   Annual        Stock         lying                  All Other
and                                             Compen-sation       Awards       Options      LTIP    Compen-sation
Principal                   Salary      Bonus             ($)          ($)      SARs (#)   Payouts              ($)
Position           Year       ($)        ($)                                                   ($)
Kevin Harrington   1999    120,000      (d)(1)             0        (f)(1)        (g)(1)    (h)(1)                0
CEO (1)            1998     10,000          0              0            0             0         0                 0
                   1997          0          0              0            0             0         0                 0
Tim Harrington     1999     96,000      (d)(2)             0        (f)(2)        (g)(2)    (h)(2)                0
COO (2)            1998      8,000          0              0            0             0         0                 0
                   1997          0          0              0            0             0         0                 0
Mel Arthur         1999     41,500          0              0      175,000       100,000     (h)(3)                0
VP (3)                                                              (f)(3)        (g)(3)
                   1998          0          0              0            0             0         0                 0
                   1997          0          0              0            0             0         0                 0
                   ====  =========  ===========  ============  ===========  ===========  =========  ===============

NOTES  TO  TABLE:

(d)(1)(2)(3) Bonuses are based on 0.009% (Kevin Harrington), 0.006% (Tim Harrington) and none (Mel Arthur), all of Adjusted Gross Revenues for 1999.
These year end figures have not yet been calculated. The amount of bonuses is expected to take Tim Harrington (2) over $100,000. It is not expected to take Mel Arthur (3) to that level. Information respecting Mr. Arthur is included voluntarily for the reason that these three are the only highly compensated employees expected to remain so in the future.

(f)(1)(2)(3)  / (g)(1)(2)(3) / (h)(1)(2)(3) Again, these restricted stock awards for 1999 cannot be determined until completion of 1999 audit. Mel Arthur was awarded restricted stock in advance, but may be entitled to further award, based on final 1999 results.


ADDITIONAL  DISCUSSION.

 Kevin Harrington is scheduled to receive $10,000.00 monthly (which is $120,000.00 annually), and Tim Harrington is scheduled to receive $8,000.00, monthly (which is $96,000.00 annually), respectively, as a base, with overrides of 9/10 of 1% for Kevin Harrington and 6/10 of 1% for Tim Harrington of AADJUSTED GROSS REVENUES@ as hereinafter defined. Mel Arthur is scheduled to receive $3,500 per month.

       Officers have deferred and are deferring a substantial portion of their accrued compensation pending increased corporate liquidity and profitability. The Company pays 100% of a medical insurance plan for the three officers above mentioned, and life insurance for Kevin Harrington. Karl Rodriguez, serves without compensation from the Issuer.

     No other executive officer has received or is entitled to receive compensation for any service to this Small Business Issuer, during 1997, 1998 or 1999.



1999 through Dec 31  Accrued $   Paid $  Deferred $
Kevin Harrington     120,000.00       0  120,000.00
Tim Harrington        96,000.00   5,000   91,000.00
Mel Arthur            41,500.00   8,125   33,375.00
Karl Rodriguez                0       0           0
===================  ==========  ======  ==========



     As previously indicated, certain unexercised options and bonuses, are disclosed in detail in Table D, following.

     The  Remainder  of  this  Page  is  Intentionally  left  Blank

                                 TABLES D AND E
                          OPTIONS, AWARDS AND BENEFITS

     The Company has provided certain additional bonuses, incentives and benefits for Kevin Harrington, Tim Harrington and Mel Arthur, all pursuant to '4(2) of the 1933 Securities Act, as follows. First the compensatory option plan. No options have been exercised.



                                 Date Exercisable                                    Number of Options
Optionee          Date of Grant                    Expiration Date  Exercise Price
Kevin Harrington                                                                                60,000

                     30 June 99         30 Dec 99       30 June 04  $          2.50
Tim Harrington                                                                                  40,000
Mel Arthur                                                                                       5,000
Kevin Harrington                                                                                60,000

                     30 June 99        30 June 00       30 June 04  $          4.00
Tim Harrington                                                                                  40,000
Mel Arthur                                                                                       5,000
Kevin Harrington                                                                                60,000

                     30 June 99         30 Dec 00       30 June 04  $          6.00
Tim Harrington                                                                                  40,000
Mel Arthur                                                                                       5,000
Kevin Harrington                                                                                60,000

                     30 June 99        30 June 01       30 June 04  $          7.50
Tim Harrington                                                                                  40,000
Mel Arthur                                                                                       5,000
================                                                                     =================



     The foregoing options are carried in the following table as "Compensatory Option Plan"

Additional Bonuses,
Incentives/Benefits                      Kevin Harrington                      Tim Harrington                         Mel Arthur
Compensatory Stock        6 months: 60,000 shares @ $2.50     6 months: 40,000 shares @ $2.50     6 months: 5,000 shares @ $2.50
Option Plan              12 months: 60,000 shares @ $4.00    12 months: 40,000 shares @ $4.00    12 months: 5,000 shares @ $4.00
(See previous table)     18 months: 60,000 shares @ $6.00    18 months: 40,000 shares @ $6.00    18 months: 5,000 shares @ $6.00
(See Exhibit 6.2):       24 months: 60,000 shares @ $7.50    24 months: 40,000 shares @ $7.50    24 months: 5,000 shares @ $7.50

Revenue Performance    For each $10,000,000 in gross        For each $10,000,000 in gross         For each $10,000,000 in gross
Stock Bonus            revenues, issuance of 100,000       revenues, issuance of 100,000           revenues, issuance of 100,000
                       shares up to a total of 3,000,000   shares up to a total of 2,000,000     shares up to a total of 900,000
                       shares (no more than 1/6 of total   shares (no more than 1/6 of total     shares (no more than 1/6 of the
                       to vest in any 6 mo. period)        to vest in any 6 mo. period)           total to vest in 6 mo. period)

Stock Trading          Purchase 144,000                    Purchase 100,000                       Purchase 12,500
Performance Stock      shares if trading at                shares if trading at                   shares if trading at
Options @ $7.50        $15; 144,000 shares if              $15; 100,000 shares if                 $15; 12,500 shares if
per share              trading at $20; 192,000             trading at $20; 120,000                trading at 20; 15,000
                       shares if trading at $25.           shares if trading at $25.              shares if trading at $25.
Life, Health &
Disability Insurance              Yes                                  Yes                                   Yes
Automobile             $      1,000/month                  $        750/month                     $       500/month
================================================================================================================================

     The first group of Options exercisable December 31, 1999 have vested. None of the options have been exercised. Revenue Performance Stock Bonuses are believed to have been earned or will be earned in early 2000. No Stock Trading Performance Options have been earned, or are likely to be earned in the next six months; however options based on market performance are speculative and subject to uncontrollable market forces. No one can predict nor should predict how the market will respond to our common stock.


            ITEM 7.  CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS.

     Kevin and Tim Harrington are brothers and officers and directors of our Company. Both of them are the owners of business interests acquired by this Company; namely, Kevin Harrington Enterprises (Kevin Harrington), and Cigar Television Network (Tim Harrington).

     We acquired TPH Marketing, Inc., in a tax-free exchange, for the issuance of 1,500,000 [post-reverse] shares of this Company's common stock. The Shares have been issued to the two shareholders of TPH Marketing, Inc., Tim Harrington having received 800,000 shares, and Kevin Harrington having received 700,000 shares.

     Karl Rodriguez serves as secretary and general counsel of Oasis Fourth Movie Project, Inc., engaged in business with the Company, in the film and video tape production industry. The Ownership and Management of Oasis is otherwise unrelated to the ownership and management of this Issuer.


             The Remainder of this Page is Intentionally left Blank

                                     PART II
                   II ITEM 1. MARKET PRICE/DIVIDENDS   SB 201

                                     ITEM 1.
           MARKET PRICE OF AND DIVIDENDS ON REGISTRANT'S COMMON EQUITY
                         AND SHAREHOLDER MATTERS EQUITY.



 (A) MARKET INFORMATION. The Common Stock of this Issuer is quoted Over the Counter on the Bulletin Board ("OTC BB"). There was no substantial market activity before December 1998. Based upon standard reporting sources, the following information is provided:



period    high bid  low bid  period        high bid  low bid
1st 1998      0.44     0.22     1st 1999       1.69     0.72
2nd 1998      0.56     0.19  2nd 1999 (1)     10.00     5.50
3rd 1998      1.75     0.63  3rd 1999 (1)      7.50     2.00
4th 1998      1.68     0.60     4th 1999      5.875     2.75
========  ========  =======  ============  ========  =======



(1) These last two figures have been adjusted, for comparative purposes, as if the most recent 5 to 1 Reverse had not taken place.

     The foregoing price information is based upon inter-dealer prices without retail mark-up, mark-down or commissions and may not reflect actual transactions.

 (B)  HOLDERS.  128

 (C) DIVIDENDS. No dividends have been paid by the Company on its Common Stock or other Stock and no such payment is anticipated in the foreseeable future. II ITEM 2. LEGAL PROCEEDINGS: SB 103

                           ITEM 2.  LEGAL PROCEEDINGS.

     There are no proceedings, legal, enforcement or administrative, pending, threatened or anticipated involving or affecting this Issuer, except as disclosed herein. The Registrant has been named as a defendant in California state court action seeking damages for rent based upon an oral lease/agreement. Management has cross-complained against certain third parties believed to be responsible. Management intends to defend this action vigorously and does not consider this action to be meritorious, as against it, or a significant financial exposure to it in any case.
II  ITEM  3.  DISAGREEMENTS-SB  304

             ITEM 3.  CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS.

     There have been no disagreements of any sort or kind with Auditors or Accountants respecting any matter or item reflected in the financial statements of this Issuer.

                ITEM 4.  RECENT SALES OF UNREGISTERED SECURITIES.

     The following disclosure is provided of sales and placements of unregistered securities, for the past three years. There having been two historical reverse splits, all numbers represent the after and current condition and coordinate with the issuer's financial statements.

     During 1998, the Issuer acquired Reliant Corporation (a.k.a. Kevin Harrington Enterprises) and Cigar Television Network for the issuance of a total of 570,400 shares of common stock. Kevin and Tim Harrington are brothers and are officers and directors of this Issuer. Both of them are the owners of business interests acquired by this Company; namely, Kevin Harrington Enterprises (Kevin Harrington and Tim Harrington), and Cigar Television Network (Kevin Harrington). These shares were issued pursuant to '4(2) of the Securities Act of 1933.

     During 1998, the issuer placed a total of 329,770 (post-reverse) shares of common stock to sophisticated investors, for cash totaling $513,500. These shares were issued pursuant to Regulation D, Rule 504, promulgated by the Commission pursuant to '3(b) of the Securities Act of 1933. These investors had pre-existing relationships with the Company, and had access, by virtue of those relationships to the kind of information which registration would have provided.

     Also during 1998, the issuer issued a total 103,800 (post-reverse) shares to and among 29 service providers, for services to the issuer, valued at $129,750 ($1.25 post-reverse, $0.25 pre-reverse, per share). These shares were issued pursuant to '4(2) of the Securities Act of 1933.

     In January of 1999, the company issued 236,000 shares of common stock for cash and services as follows: Fortune Marketing, 105,000 shares, for public relations services; Michael Barclay, 100,000 shares for consulting services; Coffin Communications, 20,000 shares, for consulting services; Tony Hyman, 5,000 shares, for talent services; and David Gray, 100,000 shares, for $25,000.00 cash. The issuances for services were valued at $1.00 per share. Mr. Gray is a sophisticated investors with pre-existing relationships with the Company, having access, by virtue of those relationships to the kind of information which registration would have provided.

     On or about February 23, 1999, the Company received $330,000.00, from six highly sophisticated investors, specifically targeted to infomercial production. In consideration of this investment, the investors received an aggregate of 1,000,000 shares of restricted common stock of the Company. In addition, addition to acquiring those shares, the investors will receive certain special royalties described in Item 2 of Part I, Management's Discussion and Analysis. The circumstances of the special investment are described as follows. Kevin Harrington, the President of this Registrant, knowing of the Registrant's need for funds approached the former President, Kent Rainey, as one somewhat familiar with the Registrant Company, to provide information about the Registrants current plan and operations, and to solicit his interest in interesting a small group of investors to help out. The other five investors were introduced by Kent Rainey. Three of the investors were already non-affiliate shareholders of the Registrant. The Registrant is aware of no facts to suggest that these investors are affiliates of each other in any material way, other than as mentioned.

     The Company made an agreement in April with Oasis Entertainment's Fourth Movie Project, Inc. (a related party transaction) to provide funding in the amount of $250,000.00 for use in the production of three additional infomercials. Oasis is to receive 250,000 shares of common stock upon completion of the funding in April, plus a royalty of 2% of the adjusted gross revenues derived on all products designated in the agreement until Oasis has been paid $625,000.00, and thereafter 1% thereof in perpetuity. This transaction is deemed to be a related party for the reason that, and only for the reason that, Karl Rodriguez is the fourth Director of this registering Company and is also Secretary and a Director of Oasis Entertainment's Fourth Movie Project, Inc. The right to receive these shares has vested, these shares have not been issued as of this date.

     On or about February 18, 1999, the Issuer compensated Concept TV Productions with 15,000 shares of common stock, pursuant to '4(2) of the 1933 Act, for production services valued at $1.00 per share.

     On or about March 10, 1999, Earl Greenberg, a sophisticated investor and the president of the Electronics Retailers Association, a trade group for infomercial companies, purchased 100,000 new investment shares of common stock, pursuant to '4(2) of the 1933 Act, for $25,000.00. Kevin Harrington having been associated with that association, the purchaser had a pre-existing relationship with the Company, and had access, by virtue of that relationship to the kind of information which registration would have provided.

     On or about March 10, 1999, Lee Robinson, a sophisticated investor and the owner of Robinson Realty of Cincinnati, Ohio, as a personal friend of Kevin Harrington, purchased 40,000 new investment shares of common stock, pursuant to '4(2) of the 1933 Act, for $25,000.00. The purchaser had a pre-existing relationship with the Company, and had access, by virtue of that relationship to the kind of information which registration would have provided.

     About March 23, 1999, we acquired TPH Marketing, Inc., in a tax-free exchange, for the issuance of 1,500,000 [post-reverse] shares of the Company's common stock. The Shares have been issued to the two shareholders of TPH Marketing, Inc., Tim Harrington having received 800,000 shares, and Kevin Harrington having received 700,000 shares. The shares were valued at the most recent cash price of the stock which was $0.50 per share. There were no operations by TPH Marketing Inc., prior to the acquisition, the Company was mainly purchasing the services of the President and that is why the excess of the purchase price over the net book value of the TPH is being charged to operation expense. The business acquired in 1999, TPH Marketing, Inc., does not qualify as a Asignificant subsidiary@ because it had no revenues or assets prior to acquisition. Shares issued for acquisition were issued pursuant to Rule 145, and '4(2) of the Securities Act of 1933; however we have since determined to treat the issuance of these shares as compensation to our officers.

     On or about April 1, 1999, the Issuer compensated Lifestyle Marketing with 40,000 shares of common stock, pursuant to '4(2) of the 1933 Act, for the acquisition of production services valued at $1.00 per share.

     On or about April 1, 1999, and before the effective changes to Rule 504, three highly sophisticated investors purchased 600,000 additional shares of common stock, for cash totalling $300,000. These investors had pre-existing relationships with the Company, and had access, by virtue of those relationships to the kind of information which registration would have provided.

     On or about April 28, 1999, 4,000 new investment shares of common stock were issued to Coffin Communications for public relations and investor services valued at $1.00 per share.

     On or about April 28, 1999, 1,000 new investment shares of common stock were issued to Buzz Nofal for Y2K infomercial services valued at $1.00 per share.

     On or about April 28, 1999, 500 new investment shares of common stock were issued for miscellaneous Y2K infomercial services valued at $1.00 per share.

     On December 9, 1999, we issued 25,000 restricted common shares to Bruce Dworsky, an employee, as additional compensation.

     Also on December 9, 1999, we issued 100,000 restricted common shares, valued at $0.50 per share, to Member Services of America as consideration for a referral program to its discount buyer's club for the referrals of our customers made to the buyer's club. We generated revenues of $1,000,000 by reason of these referrals.

     On December 14, 1999, we issued 50,000 restricted common shares to Eddie Mishan for services rendered relating to the steam iron project.

     All of the foregoing "New Investment Shares" were issued pursuant to '4(2) as restricted securities.
II  ITEM  5.  INDEMNIFICATION  SB  702

               ITEM 5.  INDEMNIFICATION OF OFFICERS AND DIRECTORS.

     The following indemnification provision is contained in the Employment Agreements (See Exhibit 6.1) of Kevin Harrington, Tim Harrington and Mel Arthur:

     "Indemnification. Employer shall indemnify Employee and hold Employee harmless from liability for acts or decisions made by Employee while performing services for Employer to the greatest extent permitted by applicable law. Employer shall use its best efforts to obtain coverage for Employee under any insurance policy now in force or hereafter obtained during the term of this Agreement insuring officers and directors of Employer against such liability."

     Karl Rodriguez has no Employment Agreement and no indemnification from the Company.

--------------------------------------------------------------------------------
                                  PART F/S
--------------------------------------------------------------------------------

FINANCIAL STATEMENTS

F1      Audited Financial Statements                  Page 35

--------------------------------------------------------------------------------
                      RELIANT INTERACTIVE MEDIA CORPORATION
                                AND SUBSIDIARIES
                        CONSOLIDATED FINANCIAL STATEMENTS
                                DECEMBER 31, 1999
--------------------------------------------------------------------------------

                                 C O N T E N T S




Independent  Auditors  Report      3

Consolidated  Balance  Sheet      4

Consolidated  Statements  of  Operations      6

Consolidated  Statements  of  Stockholders  Equity      7

Consolidated  Statements  of  Cash  Flows      8

Notes  to  the  Consolidated  Financial  Statements      10

--------------------------------------------------------------------------------
                           INDEPENDENT AUDITORS REPORT
--------------------------------------------------------------------------------


Board  of  Directors
Reliant  Interactive  Media  Corporation
 and  Subsidiaries
Tampa,  Florida

We  have  audited  the  accompanying  consolidated  balance  sheet  of  Reliant
Interactive Media Corporation and Subsidiaries at December 31, 1999 and the related consolidated statements of operations, stockholders equity and cash flows for the years ended December 31, 1999 and 1998. These consolidated financial statements are the responsibility of the Company s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Reliant Interactive Media Corporation and Subsidiaries as of December 31, 1999 and the consolidated results of their operations and their cash flows for the years ended December 31, 1999 and 1998 in conformity with generally accepted accounting principles.


__________/s/____________
Jones,  Jensen  &  Company
Salt  Lake  City,  Utah
April  7,  2000

                      RELIANT INTERACTIVE MEDIA CORPORATION
                                AND SUBSIDIARIES
                           Consolidated Balance Sheet

                                     ASSETS
                                                                   December  31,
                                                                        1999
--------------------------------------------------------------------------------
CURRENT  ASSETS
     Cash  and  cash  equivalents  (Note  1)                        $     26,404
Restricted  cash  (Note  1)                                              983,795
Receivables  -  other  (Note  4)                                         800,076
Inventory  (Note  1)                                                      57,762
Employee  advances                                                        10,923
Prepaid  expenses                                                        229,128
     Total  Current  Assets                                            2,108,088
PROPERTY  AND  EQUIPMENT  (Note  1)
     Machinery  and  equipment                                            36,625
Office  furniture  and  equipment                                         45,292
     Total  Property  and  Equipment                                      81,917
Less:  Accumulated  depreciation                                        (24,092)
     Net  Property  and  Equipment                                        57,825
OTHER  ASSETS
     Deferred  stock  offering  costs  (Note  1)                          50,000
Deposits                                                                  12,773
Prepaid  advertising  (Note  1)                                          607,166
Patent  costs  (Note  1)                                                  26,668
     Total  Other  Assets                                                696,607
     TOTAL  ASSETS                                               $     2,862,520
================================================================================

    The accompanying notes are an integral part of these consolidated financial statements.

                      RELIANT INTERACTIVE MEDIA CORPORATION
                                AND SUBSIDIARIES
                     Consolidated Balance Sheet (Continued)

                       LIABILITIES AND STOCKHOLDERS EQUITY
                                                                  December  31,
                                                                      1999
--------------------------------------------------------------------------------
CURRENT  LIABILITIES
     Accounts  payable                                             $     944,926
Accrued  expenses                                                        166,793
Allowance  for  sales  returns  (Note  1)                                462,677
Notes  payable  -  current  portion  (Note  7)                           112,439
Notes  payable  -  related  parties  (Note  6)                           360,156
Line  of  credit  (Note  8)                                              132,148
     Total  Liabilities                                                2,179,139
COMMITMENTS  AND  CONTINGENCIES  (Note  3  and  11)
STOCKHOLDERS  EQUITY
     Common  stock:  50,000,000  shares  authorized
     of  $0.001  par  value,
 6,310,271  shares  issued  and  outstanding                               6,310
Additional  paid-in  capital                                           3,245,049
Accumulated  deficit                                                 (2,567,978)
     Total  Stockholders  Equity                                         683,381
     TOTAL  LIABILITIES  AND  STOCKHOLDERS  EQUITY               $     2,862,520
================================================================================

    The accompanying notes are an integral part of these consolidated financial statements.

                      RELIANT INTERACTIVE MEDIA CORPORATION
                                AND SUBSIDIARIES
                      Consolidated Statements of Operations

                                                    For  the  Years  Ended
                                                         December  31,
--------------------------------------------------------------------------------

                                                         1999               1998
NET  SALES                                 $     21,442,009        $     120,234
COST  OF  SALES                                  15,666,658               66,654
GROSS  PROFIT                                     5,775,351               53,580
OPERATING  EXPENSES
     Depreciation                                    13,834                6,629
Bad  debt  expense                                   64,967                    0
General  and  administrative                      4,536,760              833,982
Selling  and  marketing                           2,083,433              339,877
Royalties                                           287,724                    0
Rent                                                 85,590               48,226
     Total  Operating  Expenses                   7,072,308            1,228,714
OPERATING  LOSS                                 (1,296,957)          (1,175,134)
OTHER  INCOME  (EXPENSES)
     Interest  expense                             (37,377)              (9,033)
Interest  income                                       491                   296
Other  income                                           33                48,958
     Total  Other  Income  (Expenses)              (36,853)               40,221
LOSS  BEFORE  INCOME  TAXES                     (1,333,810)          (1,134,913)
INCOME  TAXES                                            0                     0
NET  LOSS                                 $     (1,333,810)    $     (1,134,913)
BASIC  LOSS  PER  SHARE  (Note  1)             $     (0.25)         $     (0.42)
================================================================================

    The accompanying notes are an integral part of these consolidated financial statements.

                      RELIANT INTERACTIVE MEDIA CORPORATION
                                AND SUBSIDIARIES
                      Consolidated Statements of Operations

                                                       For  the  Years  Ended
                                                           December  31,
                                                         1999               1998
--------------------------------------------------------------------------------
NET  SALES                               $     21,442,009          $     120,234
COST  OF  SALES                                15,666,658                 66,654
GROSS  PROFIT                                   5,775,351                 53,580
OPERATING  EXPENSES
     Depreciation                                  13,834                  6,629
Bad  debt  expense                                 64,967                      0
General  and  administrative                    4,536,760                833,982
Selling  and  marketing                         2,083,433                339,877
Royalties                                         287,724                      0
Rent                                               85,590                 48,226
     Total  Operating  Expenses                 7,072,308              1,228,714
OPERATING  LOSS                               (1,296,957)            (1,175,134)
OTHER  INCOME  (EXPENSES)
     Interest  expense                           (37,377)                (9,033)
Interest  income                                     491                     296
Other  income                                         33                  48,958
     Total  Other  Income  (Expenses)            (36,853)                 40,221
LOSS  BEFORE  INCOME  TAXES                   (1,333,810)            (1,134,913)
INCOME  TAXES                                          0-                      0
NET  LOSS                              $     (1,333,810)       $     (1,134,913)
BASIC  LOSS  PER  SHARE  (Note  1)          $     (0.25)            $     (0.42)
================================================================================

    The accompanying notes are an integral part of these consolidated financial statements.

                      RELIANT INTERACTIVE MEDIA CORPORATION
                                AND SUBSIDIARIES
                 Consolidated Statements of Stockholders  Equity

                                                         Additional
                                  Common Stock            Paid-in   Accumulated
                               Shares          Amount      Capital      Deficit
--------------------------------------------------------------------------------
Balance, December 31,
1997                         2,369,600         $2,370      $377,719   $(99,255)
Capital  contributions               0              0       340,020           0
Common  stock  issued  to  acquire
 Reliant Corporation           570,400            570         (570)           0
Common  stock
issued  for  cash              329,770            330      513,170            0
Common  stock
issued  for  services          103,800            104      129,646            0
Net  loss  for  the  year  ended
 December  31,  1998                 0              0            0  (1,134,913)
Balance,  December  31,
  1998                       3,373,570          3,374    1,359,985  (1,234,168)
Common  stock  issued
  for  cash                  1,098,000          1,098      938,902            0
Common  stock  issued
 for  services                 338,700            338      197,662            0
Fractional  shares  issued  in  the
 reverse  stock split                1              0            0            0
Common  stock  issued  for
 acquisition  of  TPH
  Marketing,  Inc.          1,500,000           1,500      748,500            0
Net  loss  for  the  year  ended
 December  31,  1999                0               0            0  (1,333,810)
Balance,  December  31,
  1999                      6,310,271     $     6,310   $3,245,049 $(2,567,978)
================================================================================

    The accompanying notes are an integral part of these consolidated financial statements.

                      RELIANT INTERACTIVE MEDIA CORPORATION
                                AND SUBSIDIARIES
                      Consolidated Statements of Cash Flows


                                                          For  the  Years  Ended
                                                           December  31,
                                                         1999               1998
--------------------------------------------------------------------------------
CASH  FLOWS  FROM  OPERATING  ACTIVITIES
     Net  loss                                   $ (1,333,810)     $ (1,134,913)
Adjustments  to  reconcile  net  loss  to  net  cash  used
 in  operating  activities:
     Depreciation                                      13,834              6,629
Amortization  of  prepaid  advertising                458,934             11,651
Bad  debt  expense                                     64,967                  0
Allowance  for  sales  returns                        462,677                  0
Loss  on  purchase  of  subsidiary                    750,000                  0
Common  stock  issued  for  services                  198,000            129,750
     Changes  in  assets  and  liabilities:
     Restricted  cash                                (983,795)                 0
Accounts  receivable                                  (64,967)                 0
Accounts  receivable  -  other                       (800,076)                 0
Inventory                                             (30,420)          (27,342)
Deposits                                                    0             19,727
Prepaids  and  advances                              (290,051)            15,331
Prepaid  advertising                                 (980,798)          (96,952)
Accounts  payable                                     871,734             73,159
Accrued  expenses                                     161,375              5,318
     Net  Cash  Used  in  Operating  Activities    (1,502,396)         (997,642)
CASH  FLOWS  FROM  INVESTING  ACTIVITIES
     Purchase  of property and equipment              (10,700)          (51,343)
Patent  and  trademark  costs                               0           (19,783)
     Net  Cash  Used  in  Investing  Activities       (10,700)          (71,126)
CASH  FLOWS  FROM  FINANCING  ACTIVITIES
     Proceeds  from  notes  payable
-  related  parties                                   475,000             87,500
Payments  on  notes payable - related parties        (202,344)                 0
Proceeds  from  notes  payable                        200,000             40,000
Payments  on  notes  payable                         (127,561)                 0
Proceeds  from  the  line  of  credit                 142,825                  0
Payments  on  line  of  credit                        (10,677)                 0
Proceeds  from  issuance  of common stock             940,000            513,500
Proceeds  from  additional capital contribution             0            340,020
     Net  Cash  Provided  by Financing Activities  $1,417,243          $ 981,020
================================================================================

    The accompanying notes are an integral part of these consolidated financial statements.

                      RELIANT INTERACTIVE MEDIA CORPORATION
                                AND SUBSIDIARIES
                Consolidated Statements of Cash Flows (Continued)


                                                          For  the  Years  Ended
                                                             December  31,
                                                         1999               1998
--------------------------------------------------------------------------------
NET  INCREASE  (DECREASE)  IN  CASH  AND  CASH
 EQUIVALENTS                                        $(95,853)          $(87,748)
CASH  AND  CASH  EQUIVALENTS,  BEGINNING
 OF  YEAR                                            122,257             210,005
CASH  AND  CASH EQUIVALENTS, END OF YEAR             $26,404            $122,257
Cash  payments  for:
     Income  taxes                                   $     0           $       0
Interest                                             $22,439           $   3,615
Non-cash  financing  activities:
     Common  stock  issued for services             $198,000            $129,750
Common  stock  issued  for  subsidiary              $750,000                  $0
================================================================================

    The accompanying notes are an integral part of these consolidated financial statements.

                      RELIANT INTERACTIVE MEDIA CORPORATION
                                AND SUBSIDIARIES
                 Notes to the Consolidated Financial Statements
                                December 31, 1999

NOTE  1  -     SUMMARY  OF  SIGNIFICANT  ACCOUNTING  POLICIES

     Organization

Reliant Interactive Media Corporation (formerly Reliant Corporation) (the Company) was organized under the laws of the State of Utah on July 30, 1984. The Company subsequently ceased its original business activity in 1993 and was not engaged in any business activity but was seeking potential investments or business acquisitions and consequently was considered a development stage company as defined in SFAS No. 7 until January 1, 1999. At the time of the acquisition, the Company was a non-operating public shell with nominal assets. The Company changed its name from Reliant Corporation to Reliant Interactive Media Corporation (Reliant) in August 7, 1998.

Kevin Harrington Enterprises, Inc. (KHE) was organized under the laws of the State of Florida on June 15, 1995. The Company is currently developing a dual flame lighter/cutter cigar product.

Cigar Television Network, Inc. (Cigar TV) was organized under the laws of the State of Florida on April 1, 1998. The Company was formed to create a cigar related television show that will air monthly on a national television network as well as being on the Internet. Cigar TV in conjunction with major magazines will operate its TV show in conjunction with an Internet site currently under development called CigarNow.com.

On July 21, 1998, the Company completed an agreement and plan of reorganization whereby Reliant issued 11,848,000 shares of its common stock in exchange for all of the outstanding common stock of KHE and Cigar TV. Kevin Harrington, Chairman and CEO of the Company, was the controlling shareholder of both KHE and Cigar TV at the time of the reorganization. Immediately prior to the agreement and plan of reorganization, the Company had 2,852,000 shares of common stock issued and outstanding. The reorganization was accounted for as a recapitalization of KHE and Cigar TV because the shareholders of KHE and Cigar TV controlled the Company immediately after the acquisition. Therefore, KHE and Cigar TV are treated as the acquiring entities. Accordingly, there was no adjustment to the carrying value of the assets or liabilities of KHE and Cigar TV. Reliant is the acquiring entity for legal purposes and KHE and Cigar TV are the surviving entities for accounting purposes. On August 7, 1998, the shareholders of the Company authorized a reverse stock split of 1-for-5 prior to the agreement and plan of reorganization. All references to shares of common stock have been retroactively restated.

     New  Accounting  Pronouncement
In June 1998, the FASB issued SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities which requires companies to record derivatives as assets and liabilities, measured at fair market value. Gains or losses resulting from changes in the values of those derivatives would be accounted for depending on the use of the derivative and whether it qualifies for hedge accounting. The key criterion for hedge accounting is that the hedging relationship must be highly effective in achieving offsetting changes in fair value or cash flows. SFAS No. 133 is effective for all fiscal quarters of fiscal years beginning after June 15, 1999. The adoption of this statement had no material impact on the Company s financial statements.

                      RELIANT INTERACTIVE MEDIA CORPORATION
                                AND SUBSIDIARIES
                 Notes to the Consolidated Financial Statements
                                December 31, 1999

NOTE  1  -     SUMMARY  OF  SIGNIFICANT  ACCOUNTING  POLICIES  (Continued)

     Basic  Loss  Per  Share
The computation of basic loss per share of common stock is based on the weighted average number of shares outstanding during the period of the financial statements as follows:
          Loss               Shares               Per  Share
     (Numerator)               (Denominator)               Amount
--------------------------------------------------------------------------------
  For  the  year  ended
  December  31,  1999     $     (1,333,810)          5,418,627          $(0.25)
  For  the  year  ended
  December  31,  1998     $     (1,134,913)          2,673,410          $(0.42)

Fully diluted earnings (loss) per share is not presented, as any common stock equivalents are antidilutive in nature.

     Accounting  Method
The Company s financial statements are prepared using the accrual method of accounting. The Company has elected a December 31 year end.

     Cash  and  Cash  Equivalents
For purposes of financial statement presentation, the Company considers all highly liquid investments with a maturity of three months or less, from the date of purchase, to be cash equivalents.

     Inventory
Inventory is stated at the lower of cost determined by the first-in, first-out method or market. Inventory is made up of finished goods held for sale by the Company.

     Property  and  Equipment
Property and equipment are stated at cost less accumulated depreciation. Expenditures for small tools, ordinary maintenance and repairs are charged to operations as incurred. Major additions and improvements are capitalized. Depreciation is computed using the straight-line method over estimated useful lives as follows:

     Office  furniture  and  equipment                           5  to  7  years
     Machinery  and  equipment                                   5  to  7  years

     Depreciation  expense  for  the  year  ended December 31, 1999 was $13,834.

                      RELIANT INTERACTIVE MEDIA CORPORATION
                                AND SUBSIDIARIES
                 Notes to the Consolidated Financial Statements
                                December 31, 1999

NOTE  1  -     SUMMARY  OF  SIGNIFICANT  ACCOUNTING  POLICIES  (Continued)

     Patent  Costs
These costs will be amortized on the straight-line method over their remaining lives beginning when the patents are received in 2000.

     Prepaid  Advertising
     Prepaid  advertising  consisted  of  the  following  at  December 31, 1999:

     Production  costs  of  infomercials     $810,979
Production  costs  of  tv  shows               52,430
     Subtotal          863,404
Less:  accumulated  amortization            (256,243)
     Net  prepaid  advertising               $607,166

These advertising costs are amortized over the useful life of the infomercials and tv shows which is estimated at 18 months. The production costs begin amortizing when they begin broadcasting. Each product that has production costs is evaluated at year end for the recoverability of those costs. Production costs of products that are no longer being sold are fully expensed in the year that sales cease. Amortization expense relating to prepaid advertising was $458,934 for the year ended December 31, 1999 and is included in selling and marketing expense.

     Credit  Risks
The Company maintains its cash accounts primarily in one bank in Florida. The Federal Deposit Insurance Corporation insures accounts to $100,000. The Company s accounts occasionally exceed the insured amount.

     Estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.
Actual  results  could  differ  from  those  estimates.

     Principles  of  Consolidation
The consolidated financial statements include the accounts of Reliant Interactive Media Corporation (Reliant), Kevin Harrington Enterprises, Inc.
(KHE) (a wholly-owed subsidiary), TPH Marketing, Inc. (TPH) (a wholly-owned subsidiary), and Cigar Television Network, Inc. (Cigar TV) (a wholly-owned subsidiary). All significant intercompany accounts and transactions have been eliminated in the consolidation.

                      RELIANT INTERACTIVE MEDIA CORPORATION
                                AND SUBSIDIARIES
                 Notes to the Consolidated Financial Statements
                                December 31, 1999

NOTE  1  -     SUMMARY  OF  SIGNIFICANT  ACCOUNTING  POLICIES  (Continued)

     Income  Taxes
Under the provisions of SFAS No. 109, the Company s policy is to provide deferred income taxes related to property and equipment, inventories, net operating losses and other items that result in differences between the financial reporting and tax basis of assets and liabilities.

No provision for federal income taxes has been made at December 31, 1999 due to accumulated operating losses. The Company has accumulated approximately $2,100,000 of net operating losses as of December 31, 1999, which may be used to reduce taxable income and income taxes in future years. The use of these losses to reduce future income taxes will depend on the generation of sufficient taxable income prior to the expiration of the net operation loss carryforwards. Accordingly, a valuation allowance has been provided for the net operating losses in full. The carryforwards expire in 2019. KHE and Cigar TV operated as S corporations prior to their acquisition in 1998. The results of their operations since acquisition have been included in the net operating loss at December 31, 1999 and 1998.

     Revenue  Recognition
Revenue is recognized upon shipment of goods to the customer. The Company has adopted a returns policy whereby the customer can return any goods received within 30 days of receipt for a full refund. The Company makes an allowance for returns based on past history and experience. At December 31, 1999, the allowance was $462,677.

     Restricted  Cash
The Company uses the services of an independent fulfillment center (the Center) to receive and process orders for the Company. The Center collects payments from charge cards or checks. The Center has set up a cash reserve for potential charge card chargebacks and returns of product for refund. The chargeback reserve is 3% of all charge card sales and any chargebacks are credited out of this reserve. The reserve for returns is 7% on all sales and any returns are refunded out of this reserve. The total cash reserved at December 31, 1999 was $983,795 and has been classified as restricted cash.

     Deferred  Stock  Offering  Costs
Deferred stock offering costs are recorded at cost. The costs will be charged to paid-in capital upon completion of the offering.

NOTE  2  -     REVERSE  STOCK  SPLIT

On March 23, 1999, the Company completed a reverse stock split on a 1 share for 5 share basis. No shareholder was reduced to less than 100 shares. All references to shares issued and outstanding have been restated to reflect the reverse stock split.

                      RELIANT INTERACTIVE MEDIA CORPORATION
                                AND SUBSIDIARIES
                 Notes to the Consolidated Financial Statements
                                December 31, 1999

NOTE  3  -     COMMITMENTS  AND  CONTINGENCIES

     Employment  Agreements
The Company has entered into an employment agreement with Kevin Harrington, CEO of the Company. Mr. Harrington will receive an annual salary of $120,000 and it will increase by $12,000 each year over the life of the agreement. In addition, Mr. Harrington shall receive 100,000 shares of the Company s common stock for each $10,000,000 in gross revenues of the Company with a maximum of 3,000,000 shares to be issued. No shares have been issued at December 31, 1999 as a result of this revenue performance bonus. The employment agreement ends on December 1, 2003.

The Company has entered into an employment agreement with Tim Harrington, President of the Company. Mr. Harrington will receive an annual salary of $96,000 and it will increase by $12,000 each year over the life of the agreement. In addition, Mr. Harrington shall receive 100,000 shares of the Company s common stock for each $10,000,000 in gross revenues of the Company with a maximum of 2,000,000 shares to be issued. No shares have been issued at December 31, 1999 as a result of this revenue performance bonus. The employment agreement ends on December 1, 2003.

The Company has entered into an employment agreement with Mel Arthur, Executive Vice President of the Company. Mr. Arthur will receive an annual salary of $42,000. In addition, Mr. Arthur shall receive 100,000 shares of the Company s common stock for each $10,000,000 in gross revenues of the Company with a maximum of 900,000 shares to be issued. No shares have been issued at December 31, 1999 as a result of this revenue performance bonus. The employment agreement ends on December 31, 2003.

     Operating  Leases
The Company leases its office space in Clearwater, Florida on a month-to-month basis. The lease obligation was $9,406 per month. Subsequent to year end, the Company moved to a new office located in Tampa, Florida (see Note 11).

NOTE  4  -     RECEIVABLES  -  OTHER

The Company uses the services of a fulfillment center (Center) located in Dallas, Texas. The Center receives, processes and ships orders on behalf of the Company. The Center also collects payment on the products it sells for the Company. At December 31, 1999, the Center owed the Company $800,076 resulting from payments received less amounts due the Center for the services it rendered to the Company.

                      RELIANT INTERACTIVE MEDIA CORPORATION
                                AND SUBSIDIARIES
                 Notes to the Consolidated Financial Statements
                                December 31, 1999

NOTE  5  -     COMMON  STOCK  TRANSACTIONS

During 1998, the Company sold 329,770 shares of its common stock for $513,500 or an average price of $1.56 per share. The Company also issued 103,800 shares of its common stock for services rendered, valued at $129,750 or $1.25 per share.

During the first quarter of 1999, the Company sold 248,000 post-split shares of its common stock for $390,000 or an average price of $1.57 per share. The Company also issued 38,200 post-split shares of its common stock for services rendered, valued at $47,750 or $1.25 per share. The shares were valued at the market price of the stock at the time of issuance.

During the second quarter of 1999, the Company sold 600,000 shares of its common stock for $300,000 or $0.50 per share. In addition, the Company sold 250,000 shares of its common stock to a related company for $250,000 or $1.00 per share. The Company also issued 25,500 shares of its common stock for services rendered, valued at $12,750 or $0.50 per share, the market price of the stock at the time of issuance.

During the third quarter of 1999, the Company issued 100,000 shares of its common stock for services rendered, valued at $50,000 or $0.50 per share, the market price of the stock at the time of issuance.

During the fourth quarter of 1999, the Company issued 175,000 shares of its common stock for services rendered, valued at $87,500 or $0.50 per share, the market price of the stock at the time of issuance.

On May 3, 1999, the Company acquired TPH Marketing, Inc. (TPH). TPH s two (2) shareholders are the Company s CEO and his brother, making this a related party transaction. The Company acquired 100% of TPH and TPH became a wholly-owned subsidiary. The Company issued 1,500,000 post-split shares of its common stock in the acquisition. The shares were valued at $750,000 or $0.50 per share, the market price of the stock at the time of the acquisition. TPH had no financial statements or assets and liabilities at the time of acquisition. The essence of the arrangement was to provide Kevin Harrington and Tim Harrington additional compensation in the form of common stock through the purchase of TPH. As a result, the shares are being shown as issued for compensation expense with a charge to operating expenses in the amount of $750,000.

                      RELIANT INTERACTIVE MEDIA CORPORATION
                                AND SUBSIDIARIES
                 Notes to the Consolidated Financial Statements
                                December 31, 1999

NOTE  6  -     NOTES  PAYABLE  -  RELATED  PARTIES

     Notes  payable  -  related  parties  consisted  of  the  following:
                                                                   December  31,
                                                                        1999
--------------------------------------------------------------------------------

     Note  payable  to  a  shareholder,  unsecured,  interest
 at  8.0%,  interest  payments  due  quarterly  beginning
 March  31,  1999,  principal  balance  due  December 31, 2000.     $     35,156

     Note  payable  to  a  shareholder,  unsecured,  interest
 at  8.0%,  interest  payments  due  quarterly  beginning
 March  31,  1999,  principal  balance  due  December  31, 2000.          50,000

     Note  payable  to  a  related  company,  unsecured,
 interest  at  10%,  principal  and  interest  balance
 due  on  demand.                                                        125,000

     Note  payable  to  a  related  company,  unsecured,
 interest  at  10%,  principal  and  interest  balance
 due  on  demand.                                                        100,000

     Note  payable  to  a  related  company,  unsecured,
 interest  at  10%,  principal  and  interest  balance
      due  June  1,  2000.                                                50,000
================================================================================
     Total  notes  payable  -  related  parties                          360,156

     Less:  current  portion                                           (360,156)
     Long-term  notes  payable  -  related  parties                      $     0

     Maturities  of  notes  payable  -  related  parties  are  as  follows:

                   Year  Ending
                   December  31,
                      2000                   $360,156
                   Thereafter                       0
                   Total                     $360,156

                      RELIANT INTERACTIVE MEDIA CORPORATION
                                AND SUBSIDIARIES
                 Notes to the Consolidated Financial Statements
                                December 31, 1999

NOTE  7  -     NOTES  PAYABLE

     Notes  payable  consisted  of  the  following:

                                                                   December  31,
                                                                        1999
--------------------------------------------------------------------------------

     Note  payable  to  Nations  Bank,  secured  by  stock,
 interest  at  10%,  interest  payments  due  monthly,
 principal  balance  due  on  demand.                               $     39,724

     Note  payable  to  a  company,  unsecured,  interest
 at  8.0%,  interest  payments  due  monthly,  principal
 balance  due  July  8,  2000.                                            72,715

     Total  notes  payable                                               112,439

     Less:  current  portion                                           (112,439)

     Long-term  notes  payable                                           $     0

     Maturities  of  notes  payable  are  as  follows:

                         Year  Ending
                        December  31,

                           2000                       $     112,439
                        Thereafter                                0

                        Total                         $     112,439

NOTE  8  -     LINE  OF  CREDIT

The Company has a line of credit with Nations Bank of $150,000. As of December 31, 1999, the balance owed was $132,148. Borrowings under the line of credit are guaranteed by the Company and bear interest at 9.5%.

NOTE  9  -     FINANCIAL  INSTRUMENTS

Statement of Financial Accounting Standards No. 107 (SFAS 107), Disclosures About Fair Value of Financial Instruments requires disclosure of the fair value of financial instruments held by the Company. SFAS 107 defines the fair value of a financial instruments as the amount at which the instrument could be exchanged in a current transaction between willing parties. The following methods and assumptions were used to estimate fair value:

The carrying amount of cash equivalents, accounts receivable and accounts payable approximate fair value due to their short-term nature. The carrying amount of long-term debt approximates fair value based on the borrowing rate (10.0%) currently held by the Company for a bank loan.

                      RELIANT INTERACTIVE MEDIA CORPORATION
                                AND SUBSIDIARIES
                 Notes to the Consolidated Financial Statements
                                December 31, 1999

NOTE  10  -     OUTSTANDING  STOCK  OPTIONS

The Company applies Accounting Principles Board ( APB ) Option 25, Accounting for Stock Issued to Employees, and related Interpretations in accounting for all stock option plans. Under APB Option 25, compensation cost is recognized for stock options granted to employees when the option price is less than the market price of the underlying common stock on the date of grant.

FASB Statement 123, Accounting for Stock-Based Compensation ( SFAS No. 123 ), requires the Company to provide proforma information regarding net income and net income per share as if compensation costs for the Company s stock option plans and other stock awards had been determined in accordance with the fair value based method prescribed in SFAS No. 123. The Company estimates the fair value of each stock award at the grant date by using the Black-Scholes option pricing model with the following weighted average assumptions used for grants, respectively; dividend yield of zero percent for all years; expected volatility of 32 percent for all years; risk-free interest rates of 10.0 percent and expected lives of 4.5 years.

Under the accounting provisions of SFAS No. 123, the Company s net loss would have been increased by the pro forma amounts indicated below:

                                                         1999               1998
     Net  loss:
  As  reported                           $     (1,333,810)     $     (1,134,913)
  Pro  forma                                   (1,496,455)           (1,134,913)
     Net  loss  per  share:
  As  reported                                $     (0.25)          $     (0.42)
  Pro  forma                                        (0.28)                (0.42)

During the initial phase-in period of SFAS 123, the effect on pro forma results are not likely to be representative of the effects on pro forma results in future years since options vest over several years and additional awards could be made each year.

A summary of the status of the Company s stock option plans as of December 31, 1999 and changes during the year is presented below:
                                                       December  31,
                                                           1999
                                                                        Weighted
                                                                         Average
                                                                        Exercise
                                                      Shares               Price

     Outstanding,  beginning  of period                    0           $       0
     Granted                                         420,000                5.00
Canceled                                                   0                   0
Exercised                                                  0                   0

     Outstanding,  end  of period                    420,000          $     5.00

     Exercisable,  end  of period                    105,000          $     2.50

     Weighted  average  fair  value  of  options  and  warrants
 granted  during  the  year                                                $2.12

                      RELIANT INTERACTIVE MEDIA CORPORATION
                                AND SUBSIDIARIES
                 Notes to the Consolidated Financial Statements
                                December 31, 1999


NOTE  10  -     OUTSTANDING  STOCK  OPTIONS  (Continued)

                                 Outstanding                   Exercisable
                                  Weighted
                                  Average      Weighted                 Weighted
                    Number       Remaining       Average     Number      Average
                 Outstanding    Contractual     Exercise   Exercisable  Exercise
Exercise Prices  at 12/31/99       Life         Price     at 12/31/99     Price
$2.50               105,000       4.50          $2.50        105,000       $2.50
 4.00               105,000       4.50           4.00              0           0
 6.00               105,000       4.50           6.00              0           0
 7.50               105,000       4.50           7.50              0           0
$2.50 - 7.50        420,000       4.50          $5.00        105,000       $2.50

The options were granted as compensation and additional bonuses to certain officers of the Company. These options were issued with an exercise price above the market value of the stock at the date of issuance.

Additional stock options are available to Kevin Harrington, Tim Harrington and Mel Arthur based on the stock trading performance of the Company s common stock. If the Company s shares are trading at a price of $15.00 per share, 256,500 options will be granted at an exercise price of $7.50 per share. If the Company s shares are trading at a price of $20.00 per share, 256,500 options will be granted at an exercise price of $7.50 per share. If the Company s shares are trading at a price of $25.00 per share, 327,000 options will be granted at an exercise price of $7.50 per share. As of December 31, 1999, the Company s common stock has not reached any of the performance measurements mentioned above.

NOTE  11  -     SUBSEQUENT  EVENTS

     Office  Lease
The Company entered into a five (5) year non-cancelable office lease beginning March 1, 2000. Payments are currently $13,422 per month through August 2000 and increase to $14,902 in September 2000. Future minimum lease payments under the lease are as follows:
      Year  ending          Operating
      December  31,           Lease
       2000                  $140,143
       2001                   185,304
       2002                   193,079
       2003                   200,854
       2004                   208,629
       2005 and thereafter     34,988
   Total  lease  payments    $962,997

     PART  III


     ITEM  1.  INDEX  TO  EXHIBITS.

     EXHIBIT  INDEX
#             TABLE  CATEGORY  /  DESCRIPTION  OF  EXHIBIT               PAGE
[2]   ARTICLES/CERTIFICATES  OF  INCORPORATION,  BY-LAWS  AND  MINUTES
2.0   ARTICLES  OF  INCORPORATION  OF  THE  ISSUER:                          88
      RELIANT  INTERACTIVE  MEDIA  CORP  (A  NEVADA  CORPORATION)
2.1   ARTICLES  OF  AMENDMENT:  RELIANT  CORPORATION                        91
2.2   BY-LAWS                                                           93
[6]   MATERIAL  CONTRACTS
6.0   PLAN  OF  REORGANIZATION  AND  MERGER  FOR  CHANGE  OF  SITUS:
      UTAH  TO  NEVADA,  MARCH  15,  1999                                   103
6.1   EMPLOYMENT  AGREEMENT:  KEVIN  HARRINGTON                           106
6.2   EMPLOYMENT  AGREEMENT:  TIM  HARRINGTON                             120
6.3   EMPLOYMENT  AGREEMENT:  MEL  ARTHUR                                 134
6.4   COMPENSATORY  STOCK  OPTION  PLAN                                   146

     SIGNATURES

     IN ACCORDANCE WITH SECTION 13 OR 15(D) OF THE EXCHANGE ACT, THE REGISTRANT CAUSED THIS REPORT TO SIGNED ON ITS BEHALF BY THE UNDERSIGNED, THEREUNTO AUTHORIZED.



     RELIANT  INTERACTIVE  MEDIA  CORP

     FORMERLY  RELIANT  CORPORATION

     BY

       /s/                              /s/
KEVIN  HARRINGTON                   TIM  HARRINGTON
CHAIRMAN  AND  CEO/DIRECTOR          PRESIDENT  AND  COO/DIRECTOR



  /s/                                     /s/
MEL  ARTHUR                         KARL  E.  RODRIGUEZ
EXECUTIVE  VICE  PRESIDENT/DIRECTOR  SECRETARY/DIRECTOR

                                   EXHIBIT  2.0
                            ARTICLES  OF  INCORPORATION
                         RELIANT  INTERACTIVE  MEDIA  CORP.
                                 MARCH  18,  1999

             ARTICLES  OF  INCORPORATION
                      OF
          RELIANT  INTERACTIVE  MEDIA  CORP.


     ARTICLE  I.  THE NAME OF THE CORPORATION IS RELIANT INTERACTIVE MEDIA CORP.

     ARTICLE II. ITS PRINCIPAL OFFICE IN THE STATE OF NEVADA IS 774 MAYS BLVD. #10, INCLINE VILLAGE NV 89452. THE INITIAL RESIDENT AGENT FOR SERVICES OF PROCESS AT THAT ADDRESS IS N&R LTD. GROUP, INC

     ARTICLE III. THE PURPOSES FOR WHICH THE CORPORATION IS ORGANIZED ARE TO ENGAGE IN ANY ACTIVITY OR BUSINESS NOT IN CONFLICT WITH THE LAWS OF THE STATE OF NEVADA OR OF THE UNITED STATES OF AMERICA. THE PERIOD OF EXISTENCE OF THE CORPORATION SHALL BE PERPETUAL.

     ARTICLE IV. THE CORPORATION SHALL HAVE AUTHORITY TO ISSUE AN AGGREGATE OF 50,000,000 SHARES OF COMMON VOTING EQUITY STOCK OF PAR VALUE ONE MIL ($0.001) PER SHARE, AND NO OTHER CLASS OR CLASSES OF STOCK, FOR A TOTAL CAPITALIZATION OF $50,000. THE CORPORATION'S CAPITAL STOCK MAY BE SOLD FROM TIME TO TIME FOR SUCH CONSIDERATION AS MAY BE FIXED BY THE BOARD OF DIRECTORS, PROVIDED THAT NO
CONSIDERATION  SO  FIXED  SHALL  BE  LESS  THAN  PAR  VALUE.

     ARTICLE  V.  NO  SHAREHOLDER  SHALL  BE  ENTITLED  TO  ANY  PREEMPTIVE  OR
PREFERENTIAL RIGHTS TO SUBSCRIBE TO ANY UNISSUED STOCK OR ANY OTHER SECURITIES WHICH THE CORPORATION MAY NOW OR HEREAFTER BE AUTHORIZED TO ISSUE, NOR SHALL ANY SHAREHOLDER POSSESS CUMULATIVE VOTING RIGHTS AT ANY SHAREHOLDERS MEETING, FOR THE PURPOSE OF ELECTING DIRECTORS, OR OTHERWISE.

     ARTICLE VI. THE NAME AND ADDRESS OF THE INCORPORATOR OF THE CORPORATION IS WILLIAM STOCKER, ATTORNEY AT LAW, 34700 PACIFIC COAST HIGHWAY, SUITE 303, CAPISTRANO BEACH CA 92624, PHONE (949) 248-9561, FAX (949) 248-1688. THE AFFAIRS OF THE CORPORATION SHALL BE GOVERNED BY A BOARD OF DIRECTORS OF NOT LESS THAN ONE (1) NOR MORE THAN (7) PERSONS. THE INCORPORATOR SHALL ACT AS SOLE INITIAL DIRECTOR.

     ARTICLE VII. THE CAPITAL STOCK, AFTER THE AMOUNT OF THE SUBSCRIPTION PRICE OR PAR VALUE, SHALL NOT BE SUBJECT TO ASSESSMENT TO PAY THE DEBTS OF THE CORPORATION, AND NO STOCK ISSUED, AS PAID UP, SHALL EVER BE ASSESSABLE OR ASSESSED.

     ARTICLE VIII. THE INITIAL BY-LAWS OF THE CORPORATION SHALL BE ADOPTED BY ITS BOARD OF DIRECTORS. THE POWER TO ALTER, AMEND OR REPEAL THE BY-LAWS, OR
ADOPT NEW BY-LAWS, SHALL BE VESTED IN THE BOARD OF DIRECTORS, EXCEPT AS OTHERWISE MAY BE SPECIFICALLY PROVIDED IN THE BY-LAWS.

     I THE UNDERSIGNED, BEING THE INCORPORATOR HEREINBEFORE NAMED FOR THE PURPOSE OF FORMING A CORPORATION PURSUANT THE GENERAL CORPORATION LAW OF THE STATE OF NEVADA, DO MAKE AND FILE THESE ARTICLES OF INCORPORATION, HEREBY DECLARING AND CERTIFYING THAT THE FACTS HEREIN STATED ARE TRUE, AND ACCORDINGLY HAVE SET MY HAND HEREUNTO THIS DAY,

MARCH  17,  1999.




     /S/

     WILLIAM  STOCKER
     ATTORNEY  AT  LAW
     INCORPORATOR

                                   EXHIBIT  2.1
          ARTICLES  OF  AMENDMENT:  RELIANT  INTERACTIVE  MEDIA  CORP.(UTAH)

                              ARTICLES  OF  AMENDMENT
                        TO  THE  ARTICLES  OF  INCORPORATION
                                       OF
                               RELIANT  CORPORATION

     PURSUANT TO THE PROVISIONS OF SECTION 16-10A-1006 OF THE UTAH REVISED BUSINESS CORPORATION ACT, RELIANT CORPORATION, A UTAH CORPORATION, HEREINAFTER
REFERRED TO AS THE "CORPORATION," HEREBY ADOPTS THE FOLLOWING ARTICLES OF AMENDMENT TO ITS ARTICLES OF INCORPORATION.

  FIRST:     THE  NAME  OF  THE  CORPORATION  IS  RELIANT  CORPORATION

  SECOND:     ARTICLE  I  OF  THE  ARTICLES OF INCORPORATION SHALL BE AMENDED TO
READ  AS  FOLLOWS:

     ARTICLE  I

     THE  NAME  OF  THE  CORPORATION  IS  RELIANT  INTERACTIVE  MEDIA  CORP.

  THIRD:     EXCEPT  AS  OTHERWISE  EXPRESSLY  AMENDED  HEREBY,  THE ARTICLES OF
INCORPORATION  OF  THE  CORPORATION  SHALL  REMAIN  IN  FULL  FORCE  AND AFFECT.

  FOURTH: BY EXECUTING THESE ARTICLES OF AMENDMENT TO THE ARTICLES OF INCORPORATION, THE PRESIDENT AND SECRETARY OF THE CORPORATION DO HEREBY CERTIFY THAT ON AUGUST 7, 1998, THE FOREGOING AMENDMENT TO THE ARTICLES OF INCORPORATION OF RELIANT CORPORATION, WAS AUTHORIZED AND APPROVED PURSUANT TO SECTION 16-10A-1001 ET. SEQ. OF UTAH REVISED BUSINESS CORPORATION ACT BY THE VOTE OF THE MAJORITY OF THE CORPORATION'S SHAREHOLDERS. THE NUMBER OF ISSUED AND OUTSTANDING SHARES ENTITLED TO VOTE ON THE FOREGOING AMENDMENT TO THE ARTICLES OF INCORPORATION WAS 14,260,000 OF WHICH 11,626,000 SHARES VOTED FOR. -0- SHARES VOTED AGAINST AND -0- SHARES ABSTAINED FROM THE FOREGOING AMENDMENT TO THE ARTICLES OF INCORPORATION. NO OTHER CLASS OF SHARES WAS ENTITLED TO VOTE THEREON AS A CLASS.

     DATED  THIS  7TH  DAY  OF  AUGUST,  1998
     /S/

     T.  KENT  RAINEY,  PRESIDENT

     /S/

     VICKI  LYNN  RAINEY,  SECRETARY

STATE  OF  UTAH          )

COUNTY  OF  SALT  LAKE     )

     ON THIS 7TH DAY OF AUGUST, 1998, PERSONALLY APPEARED BEFORE ME, THE UNDERSIGNED, A NOTARY PUBLIC. T. KENT RAINEY AND VICKI LYNN RAINEY, WHO BEING BY ME FIRST DULY SWORN, DECLARED THAT THEY ARE THE PRESIDENT AND SECRETARY, RESPECTIVELY, OF THE ABOVE-NAMED CORPORATION, THAT THEY SIGNED THE FOREGOING ARTICLES OF AMENDMENT TO THE ARTICLES OF INCORPORATION AND THAT THE STATEMENTS CONTAINED THEREIN ARE TRUE.

NOTARY  PUBLIC     WITNESS  MY  HAND  AND  OFFICIAL  SEAL
VICTOR  D.  SCHWARZ
350  SOUTH  400  EAST  STE.  G-6     /S/
SALT  LAKE  CITY  UT  84111
MY  COMMISSION  EXPIRES     NOTARY  PUBLIC
AUGUST  10,  1998
STATE  OF  UTAH

                                   EXHIBIT  2.2
                                     BY-LAWS

                                     BY-LAWS
                                       OF
                       RELIANT  INTERACTIVE  MEDIA  CORP.
                             A  NEVADA  CORPORATION

                                   ARTICLE  I
                               CORPORATE  OFFICES


     THE PRINCIPAL OFFICE OF THE CORPORATION IN THE STATE OF NEVADA SHALL BE LOCATED AT 774 MAYS BLVD. SUITE 10, INCLINE VILLAGE NV 89451. THE CORPORATION MAY HAVE SUCH OTHER OFFICES, EITHER WITHIN OR WITHOUT THE STATE OF INCORPORATION AS THE BOARD OF DIRECTORS MAY DESIGNATE OR AS THE BUSINESS OF THE CORPORATION MAY FROM TIME TO TIME REQUIRE.


     ARTICLE  II
     SHAREHOLDERS'  MEETINGS

SECTION  1.  PLACE  OF  MEETINGS

     THE DIRECTORS MAY DESIGNATE ANY PLACE, EITHER WITHIN OR WITHOUT THE STATE UNLESS OTHERWISE PRESCRIBED BY STATUTE, AS THE PLACE OF MEETING FOR ANY ANNUAL MEETING OR FOR ANY SPECIAL MEETING CALLED BY THE DIRECTORS. A WAIVER OF NOTICE SIGNED BY ALL STOCKHOLDERS ENTITLED TO VOTE AT A MEETING MAY DESIGNATE ANY PLACE, EITHER WITHIN OR WITHOUT THE STATE UNLESS OTHERWISE PRESCRIBED BY STATUTE, AS THE PLACE FOR HOLDING SUCH MEETING. IF NO DESIGNATION IS MADE, OR IF A SPECIAL MEETING BE OTHERWISE CALLED, THE PLACE OF MEETING SHALL BE THE PRINCIPAL OFFICE OF THE CORPORATION.

SECTION  2.  ANNUAL  MEETINGS

     THE ANNUAL MEETING OF THE SHAREHOLDERS SHALL BE HELD ON THE SECOND MONDAY OF MARCH IN EACH YEAR, IF NOT A HOLIDAY, AT TEN O'CLOCK A.M., AT WHICH TIME THE SHAREHOLDERS SHALL ELECT A BOARD OF DIRECTORS AND TRANSACT ANY OTHER PROPER BUSINESS. IF THIS DATE FALLS ON A HOLIDAY, THEN THE MEETING SHALL BE HELD ON THE FOLLOWING BUSINESS DAY AT THE SAME HOUR.

SECTION  3.  SPECIAL  MEETINGS

     SPECIAL MEETINGS OF THE SHAREHOLDERS MAY BE CALLED BY THE PRESIDENT, THE BOARD OF DIRECTORS, BY THE HOLDERS OF AT LEAST TEN PERCENT OF ALL THE SHARES ENTITLED TO VOTE AT THE PROPOSED SPECIAL MEETING, OR SUCH OTHER PERSON OR PERSONS AS MAY BE AUTHORIZED IN THE ARTICLES OF INCORPORATION.

SECTION  4.  NOTICES  OF  MEETINGS

     WRITTEN OR PRINTED NOTICE STATING THE PLACE, DAY AND HOUR OF THE MEETING AND, IN THE CASE OF A SPECIAL MEETING, THE PURPOSE OR PURPOSES FOR WHICH THE MEETING IS CALLED, SHALL BE DELIVERED NOT LESS THAN TEN (L0) DAYS NOR MORE THAN TWENTY (20) DAYS BEFORE THE DATE OF THE MEETING, EITHER PERSONALLY OR BY MAIL, BY THE DIRECTION OF THE PRESIDENT, OR SECRETARY, OR THE OFFICER OR PERSONS CALLING THE MEETING. IF MAILED, SUCH NOTICE SHALL BE DEEMED TO BE DELIVERED WHEN DEPOSITED IN THE UNITED STATES MAIL, ADDRESSED TO THE STOCKHOLDER AT HIS ADDRESS AS IT APPEARS ON THE STOCK TRANSFER BOOKS OF THE CORPORATION, WITH POSTAGE THEREON PREPAID.

SECTION  5.  CLOSING  OF  TRANSFER  BOOKS  OR  FIXING  RECORD  DATE.

     FOR THE PURPOSE OF DETERMINING STOCKHOLDERS ENTITLED TO NOTICE OF OR TO VOTE AT ANY MEETING OF STOCKHOLDERS OR ANY ADJOURNMENT THEREOF, OR STOCKHOLDERS ENTITLED TO RECEIVE PAYMENT OF ANY DIVIDEND, OR IN ORDER TO MAKE A DETERMINATION OF STOCKHOLDERS FOR ANY OTHER PROPER PURPOSE, THE DIRECTORS OF THE CORPORATION MAY PROVIDE THAT THE STOCK TRANSFER BOOKS SHALL BE CLOSED FOR A STATED PERIOD BUT NOT TO EXCEED, IN ANY CASE TWENTY (20) DAYS. IF THE STOCK TRANSFER BOOKS BE CLOSED FOR THE PURPOSE OF DETERMINING STOCKHOLDERS ENTITLED TO NOTICE OR TO VOTE AT A MEETING OF STOCKHOLDERS, SUCH BOOKS SHALL BE CLOSED FOR AT LEAST TWENTY
(20) DAYS IMMEDIATELY PRECEDING SUCH MEETING. IN LIEU OF CLOSING THE STOCK TRANSFER BOOKS, THE DIRECTORS MAY FIX IN ADVANCE A DATE AS THE RECORD DATE FOR AND SUCH DETERMINATION OF STOCKHOLDERS, SUCH DATE IN ANY CASE TO BE NOT MORE THAN TWENTY (20) DAYS AND, IN CASE OF A MEETING OF STOCKHOLDERS, NOT LESS THAN TEN (L0) DAYS PRIOR TO THE DATE ON WHICH THE PARTICULAR ACTION REQUIRING SUCH DETERMINATION OF STOCKHOLDERS ENTITLED TO NOTICE OF OR TO VOTE AT A MEETING OF
STOCKHOLDERS, OR STOCKHOLDERS ENTITLED TO RECEIVE PAYMENT OF A DIVIDEND, THE DATE ON WHICH NOTICE OF THE MEETING IS MAILED OR THE DATE ON WHICH THE RESOLUTION OF THE DIRECTORS DECLARING SUCH DIVIDEND IS ADOPTED, AS THE CASE MAY BE, SHALL BE THE RECORD DATE FOR SUCH DETERMINATION OF STOCKHOLDERS. WHEN A DETERMINATION OF STOCKHOLDERS ENTITLED TO VOTE AT ANY MEETING OF STOCKHOLDERS HAS BEEN MADE AS PROVIDED IN THIS SECTION, SUCH DETERMINATION SHALL APPLY TO ANY ADJOURNMENT THEREOF.

SECTION  6.  VOTING  LIST.

     THE OFFICER OR AGENT HAVING CHARGE OF THE STOCK TRANSFER BOOKS FOR THE SHARES OF THE CORPORATION SHALL MAKE, AT LEAST TEN (L0) DAYS BEFORE EACH MEETING OF STOCKHOLDERS, A COMPLETE LIST OF STOCKHOLDERS ENTITLED TO VOTE AT SUCH MEETING, OR ANY ADJOURNMENT THEREOF, ARRANGED IN ALPHABETICAL ORDER, WITH THE ADDRESS OF AND NUMBER OF SHARES HELD BY EACH, WHICH LIST, FOR A PERIOD OF TEN
(L0) DAYS PRIOR TO SUCH MEETING, SHALL BE KEPT ON FILE AT THE PRINCIPAL OFFICE OF THE CORPORATION AND SHALL BE SUBJECT TO INSPECTION BY ANY STOCKHOLDER AT ANY TIME DURING USUAL BUSINESS HOURS. SUCH LIST SHALL ALSO BE PRODUCED AND KEPT OPEN AT THE TIME AND PLACE OF THE MEETING AND SHALL BE SUBJECT TO THE INSPECTION OF ANY STOCKHOLDER DURING THE WHOLE TIME OF THE MEETING. THE ORIGINAL STOCK TRANSFER BOOK SHALL BE PRIMA FACIE EVIDENCE AS TO WHO ARE THE STOCKHOLDERS
ENTITLED TO EXAMINE SUCH LIST OR TRANSFER BOOKS OR TO VOTE AT THE MEETING OF STOCKHOLDERS.

SECTION  7.  QUORUM.

     AT ANY MEETING OF STOCKHOLDERS FIFTY-ONE (5L) PERCENT OF THE OUTSTANDING SHARES OF THE CORPORATION ENTITLED TO VOTE, REPRESENTED IN PERSON OR BY PROXY, SHALL CONSTITUTE A QUORUM AT A MEETING OF STOCKHOLDERS. IF LESS THAN SAID NUMBER OF THE OUTSTANDING SHARES ARE REPRESENTED AT A MEETING, A MAJORITY OF THE OUTSTANDING SHARES SO REPRESENTED MAY ADJOURN THE MEETING FROM TIME TO TIME WITHOUT FURTHER NOTICE. AT SUCH ADJOURNED MEETING AT WHICH A QUORUM SHALL BE
PRESENT OR REPRESENTED, ANY BUSINESS MAY BE TRANSACTED WHICH MIGHT HAVE BEEN TRANSACTED AT THE MEETING ORIGINALLY NOTIFIED. THE STOCKHOLDERS PRESENT AT A DULY ORGANIZED MEETING MAY CONTINUE TO TRANSACT BUSINESS UNTIL ADJOURNMENT, NOTWITHSTANDING THE WITHDRAWAL OF ENOUGH STOCKHOLDERS TO LEAVE LESS THAN A QUORUM.

SECTION  8.  PROXIES.

     AT ALL MEETINGS OF THE STOCKHOLDERS, A STOCKHOLDER MAY VOTE BY PROXY EXECUTED IN WRITING BY THE STOCKHOLDER OR BY HIS DULY AUTHORIZED ATTORNEY IN FACT. SUCH PROXY SHALL BE FILED WITH THE SECRETARY OF THE CORPORATION BEFORE OR AT THE TIME OF THE MEETING.

SECTION  9.  VOTING.

     EACH  STOCKHOLDER  ENTITLED  TO  VOTE  IN  ACCORDANCE  WITH  THE  TERMS AND
PROVISIONS OF THE CERTIFICATE OF INCORPORATION AND THESE BY-LAWS SHALL BE ENTITLED TO ONE VOTE, IN PERSON OR BY PROXY, FOR EACH SHARE OF STOCK ENTITLED TO VOTE HELD BY SUCH SHAREHOLDER. UPON THE DEMAND OF ANY STOCKHOLDER, THE VOTE FOR DIRECTORS AND UPON ANY QUESTION BEFORE THE MEETING SHALL BE BY BALLOT. ALL ELECTIONS FOR DIRECTORS SHALL BE DECIDED BY PLURALITY VOTE; ALL OTHER QUESTIONS SHALL BE DECIDED BY MAJORITY VOTE EXCEPT AS OTHERWISE PROVIDED BY THE CERTIFICATE OF INCORPORATION OR THE LAWS OF NEVADA.

SECTION  10.  ORDER  OF  BUSINESS.

     THE  ORDER  OF  BUSINESS  AT  ALL MEETINGS OF THE STOCKHOLDERS, SHALL BE AS
FOLLOWS:

     A.     ROLL  CALL.
     B.     PROOF  OF  NOTICE  OF  MEETING  OR  WAIVER  OF  NOTICE.
     C.     READING  OF  MINUTES  OF  PRECEDING  MEETING.
     D.     REPORTS  OF  OFFICERS.
     E.     REPORTS  OF  COMMITTEES.
     F.     ELECTION  OF  DIRECTORS.
     G.     UNFINISHED  BUSINESS.
     H.     NEW  BUSINESS.


SECTION  11.  INFORMAL  ACTION  BY  STOCKHOLDERS.

     UNLESS OTHERWISE PROVIDED BY LAW, ANY ACTION REQUIRED TO BE TAKEN, OR ANY OTHER ACTION WHICH MAY BE TAKEN, AT A MEETING OF THE STOCKHOLDERS, MAY BE TAKEN WITHOUT A MEETING IF A CONSENT IN WRITING, SETTING FORTH THE ACTION SO TAKEN, SHALL BE SIGNED BY ALL OF THE STOCKHOLDERS ENTITLED TO VOTE WITH RESPECT TO THE SUBJECT MATTER THEREOF. UNLESS OTHERWISE PROVIDED BY LAW, ANY ACTION REQUIRED TO BE TAKEN, OR ANY OTHER ACTION WHICH MAY BE TAKEN, AT A MEETING OF THE STOCKHOLDERS, MAY BE TAKEN WITHOUT A MEETING IF A CONSENT IN WRITING, SETTING
FORTH THE ACTION SO TAKEN, SHALL BE SIGNED BY A MAJORITY OF ALL OF THE STOCKHOLDERS ENTITLED TO VOTE WITH RESPECT TO THE SUBJECT MATTER THEREOF AT ANY REGULAR MEETING CALLED ON NOTICE, AND IF WRITTEN NOTICE TO ALL SHAREHOLDERS IS PROMPTLY GIVEN OF ALL ACTION SO TAKEN.

SECTION  12.  BOOKS  AND  RECORDS.

     THE BOOKS, ACCOUNTS, AND RECORDS OF THE CORPORATION, EXCEPT AS MAY BE OTHERWISE REQUIRED BY THE LAWS OF THE STATE OF NEVADA, MAY BE KEPT OUTSIDE OF THE STATE OF NEVADA, AT SUCH PLACE OR PLACES AS THE BOARD OF DIRECTORS MAY FROM TIME TO TIME APPOINT. THE BOARD OF DIRECTORS SHALL DETERMINE WHETHER AND TO WHAT EXTENT THE ACCOUNTS AND THE BOOKS OF THE CORPORATION, OR ANY OF THEM, OTHER THAN THE STOCK LEDGERS, SHALL BE OPEN TO THE INSPECTION OF THE STOCKHOLDERS, AND NO

STOCKHOLDER SHALL HAVE ANY RIGHT TO INSPECT ANY ACCOUNT OR BOOK OR DOCUMENT OF THIS CORPORATION, EXCEPT AS CONFERRED BY LAW OR BY RESOLUTION OF THE STOCKHOLDERS OR DIRECTORS. IN THE EVENT SUCH RIGHT OF INSPECTION IS GRANTED TO THE STOCKHOLDER(S) ALL FEES ASSOCIATED WITH SUCH INSPECTION SHALL BE THE SOLE EXPENSE OF THE STOCKHOLDER(S) DEMANDING THE INSPECTION. NO BOOK, ACCOUNT, OR RECORD OF THE CORPORATION MAY BE INSPECTED WITHOUT THE LEGAL COUNSEL AND THE ACCOUNTANTS OF THE CORPORATION BEING PRESENT. THE FEES CHARGED BY LEGAL COUNSEL AND ACCOUNTANTS TO ATTEND SUCH INSPECTIONS SHALL BE PAID FOR BY THE STOCKHOLDER DEMANDING THE INSPECTION.


     ARTICLE  III
     BOARD  OF  DIRECTORS

SECTION  1.  GENERAL  POWERS.

     THE BUSINESS AND AFFAIRS OF THE CORPORATION SHALL BE MANAGED BY ITS BOARD OF DIRECTORS. THE DIRECTORS SHALL IN ALL CASES ACT AS A BOARD, AND THEY MAY ADOPT SUCH RULES AND REGULATIONS FOR THE CONDUCT OF THEIR MEETINGS AND THE MANAGEMENT OF THE CORPORATION, AS THEY MAY DEEM PROPER, NOT INCONSISTENT WITH
THESE  BY-LAWS  AND  THE  LAWS  OF  THIS  STATE.

SECTION  2.  NUMBER,  TENURE,  AND  QUALIFICATIONS.

     THE NUMBER OF DIRECTORS OF THE CORPORATION SHALL BE A MINIMUM OF ONE (L) AND A MAXIMUM OF NINE (9). EACH DIRECTOR SHALL HOLD OFFICE UNTIL THE NEXT ANNUAL MEETING OF STOCKHOLDERS AND UNTIL HIS SUCCESSOR SHALL HAVE BEEN ELECTED AND QUALIFIED.

SECTION  3.  REGULAR  MEETINGS.

     A REGULAR MEETING OF THE DIRECTORS, SHALL BE HELD WITHOUT OTHER NOTICE THAN THIS BY-LAW IMMEDIATELY AFTER, AND AT THE SAME PLACE AS, THE ANNUAL MEETING OF STOCKHOLDERS. THE DIRECTORS MAY PROVIDE, BY RESOLUTION, THE TIME AND PLACE FOR HOLDING OF ADDITIONAL REGULAR MEETINGS WITHOUT OTHER NOTICE THAN SUCH RESOLUTION.

SECTION  4.  SPECIAL  MEETINGS.

     SPECIAL MEETINGS OF THE DIRECTORS MAY BE CALLED BY OR AT THE REQUEST OF THE PRESIDENT OR ANY TWO DIRECTORS. THE PERSON OR PERSONS AUTHORIZED TO CALL SPECIAL MEETINGS OF THE DIRECTORS MAY FIX THE PLACE FOR HOLDING ANY SPECIAL MEETING OF THE DIRECTORS CALLED BY THEM.

SECTION  5.  NOTICE.

     NOTICE OF ANY SPECIAL MEETING SHALL BE GIVEN AT LEAST ONE DAY PREVIOUSLY THERETO BY WRITTEN NOTICE DELIVERED PERSONALLY, OR BY TELEGRAM OR MAILED TO EACH DIRECTOR AT HIS BUSINESS ADDRESS. IF MAILED, SUCH NOTICE SHALL BE DEEMED TO BE DELIVERED WHEN DEPOSITED IN THE UNITED STATES MAIL SO ADDRESSED, WITH POSTAGE THEREON PREPAID. THE ATTENDANCE OF A DIRECTOR AT A MEETING SHALL CONSTITUTE A WAIVER OF NOTICE OF SUCH MEETING, EXCEPT WHERE A DIRECTOR ATTENDS A MEETING FOR THE EXPRESS PURPOSE OF OBJECTING TO THE TRANSACTION OF ANY BUSINESS BECAUSE THE MEETING IS NOT LAWFULLY CALLED OR CONVENED.

SECTION  6.  QUORUM.

     AT ANY MEETING OF THE DIRECTORS FIFTY (50) PERCENT SHALL CONSTITUTE A QUORUM FOR THE TRANSACTION OF BUSINESS, BUT IF LESS THAN SAID NUMBER IS PRESENT AT A MEETING, A MAJORITY OF THE DIRECTORS PRESENT MAY ADJOURN THE MEETING FROM TIME TO TIME WITHOUT FURTHER NOTICE.

SECTION  7.  MANNER  OF  ACTING.

     THE ACT OF THE MAJORITY OF THE DIRECTORS PRESENT AT A MEETING AT WHICH A QUORUM IS PRESENT SHALL BE THE ACT OF THE DIRECTORS.

SECTION  8.  NEWLY  CREATED  DIRECTORSHIPS  AND  VACANCIES.

     NEWLY CREATED DIRECTORSHIPS RESULTING FROM AN INCREASE IN THE NUMBER OF DIRECTORS AND VACANCIES OCCURRING IN THE BOARD FOR ANY REASON EXCEPT THE REMOVAL OF DIRECTORS WITHOUT CAUSE MAY BE FILLED BY A VOTE OF THE MAJORITY OF THE DIRECTORS THEN IN OFFICE, ALTHOUGH LESS THAN A QUORUM EXISTS. VACANCIES OCCURRING BY REASON OF THE REMOVAL OF DIRECTORS WITHOUT CAUSE SHALL BE FILLED BY VOTE OF THE STOCKHOLDERS. A DIRECTOR ELECTED TO FILL A VACANCY CAUSED BY RESIGNATION, DEATH OR REMOVAL SHALL BE ELECTED TO HOLD OFFICE FOR THE UNEXPIRED TERM OF HIS PREDECESSOR.

SECTION  9.  REMOVAL  OF  DIRECTORS.

     ANY OR ALL OF THE DIRECTORS MAY BE REMOVED FOR CAUSE BY VOTE OF THE STOCKHOLDERS OR BY ACTION OF THE BOARD. DIRECTORS MAY BE REMOVED WITHOUT CAUSE ONLY BY VOTE OF THE STOCKHOLDERS.

SECTION  10.  RESIGNATION.

     A DIRECTOR MAY RESIGN AT ANY TIME BY GIVING WRITTEN NOTICE TO THE BOARD, THE PRESIDENT OR THE SECRETARY OF THE CORPORATION. UNLESS OTHERWISE SPECIFIED IN THE NOTICE, THE RESIGNATION SHALL TAKE EFFECT UPON RECEIPT THEREOF BY THE BOARD OR SUCH OFFICER, AND THE ACCEPTANCE OF THE RESIGNATION SHALL NOT BE NECESSARY TO MAKE IT EFFECTIVE.

SECTION  11.  COMPENSATION.

     NO COMPENSATION SHALL BE PAID TO DIRECTORS, AS SUCH, FOR THEIR SERVICES, BUT BY RESOLUTION OF THE BOARD A FIXED SUM AND EXPENSES FOR ACTUAL ATTENDANCE AT EACH REGULAR OR SPECIAL MEETING OF THE BOARD MAY BE AUTHORIZED. NOTHING HEREIN CONTAINED SHALL BE CONSTRUED TO PRECLUDE ANY DIRECTOR FROM SERVING THE CORPORATION IN ANY OTHER CAPACITY AND RECEIVING COMPENSATION THEREFOR.

SECTION  12.  EXECUTIVE  AND  OTHER  COMMITTEES.

     THE BOARD, BY RESOLUTION, MAY DESIGNATE FROM AMONG ITS MEMBERS AN EXECUTIVE COMMITTEE AND OTHER COMMITTEES, EACH CONSISTING OF ONE (L) OR MORE DIRECTORS. EACH SUCH COMMITTEE SHALL SERVE AT THE PLEASURE OF THE BOARD.

     ARTICLE  IV
     OFFICERS


SECTION  1.  NUMBER.

     THE OFFICERS OF THE CORPORATION SHALL BE THE PRESIDENT, A SECRETARY AND A TREASURER, EACH OF WHOM SHALL BE ELECTED BY THE DIRECTORS. SUCH OTHER OFFICERS AND ASSISTANT OFFICERS AS MAY BE DEEMED NECESSARY MAY BE ELECTED OR APPOINTED BY THE DIRECTORS.

SECTION  2.  ELECTION  AND  TERM  OF  OFFICE.

     THE OFFICERS OF THE CORPORATION TO BE ELECTED BY THE DIRECTORS SHALL BE ELECTED ANNUALLY AT THE FIRST MEETING OF THE DIRECTORS HELD AFTER EACH ANNUAL MEETING OF THE STOCKHOLDERS. EACH OFFICER SHALL HOLD OFFICE UNTIL HIS SUCCESSOR SHALL HAVE BEEN DULY ELECTED AND SHALL HAVE QUALIFIED OR UNTIL HIS DEATH OR UNTIL HE SHALL RESIGN OR SHALL HAVE BEEN REMOVED IN THE MANNER HEREINAFTER PROVIDED.

SECTION  3.  REMOVAL.

     ANY OFFICER OR AGENT ELECTED OR APPOINTED BY THE DIRECTORS MAY BE REMOVED BY THE DIRECTORS WHENEVER IN THEIR JUDGEMENT THE BEST INTEREST OF THE CORPORATION WOULD BE SERVED THEREBY, BUT SUCH REMOVAL SHALL BE WITHOUT PREJUDICE TO CONTRACT RIGHTS, IF ANY, OF THE PERSON SO REMOVED.

SECTION  4.  VACANCIES.

     A VACANCY IN ANY OFFICE BECAUSE OF DEATH, RESIGNATION, REMOVAL, DISQUALIFICATION OR OTHERWISE, MAY BE FILLED BY THE DIRECTORS FOR THE UNEXPIRED PORTION OF THE TERM.

SECTION  5.  PRESIDENT.

     THE PRESIDENT SHALL BE THE PRINCIPAL EXECUTIVE OFFICER OF THE CORPORATION AND, SUBJECT TO THE CONTROL OF THE DIRECTORS, SHALL IN GENERAL SUPERVISE AND CONTROL ALL OF THE BUSINESS AND AFFAIRS OF THE CORPORATION. HE SHALL, WHEN PRESENT, PRESIDE AT ALL MEETINGS OF THE STOCKHOLDERS AND OF THE DIRECTORS. HE MAY SIGN, WITH THE SECRETARY OR ANY OTHER PROPER OFFICER OF THE CORPORATION THEREUNTO AUTHORIZED BY THE DIRECTORS, CERTIFICATES FOR SHARES OF THE CORPORATION, ANY DEEDS, MORTGAGES, BONDS, CONTRACTS, OR OTHER INSTRUMENTS WHICH THE DIRECTORS HAVE AUTHORIZED TO BE EXECUTED, EXCEPT IN CASES WHERE THE DIRECTORS OR BY THESE BY-LAWS TO SOME OTHER OFFICER OR AGENT OF THE CORPORATION, OR SHALL BE REQUIRED BY LAW TO BE OTHERWISE SIGNED OR EXECUTED; AND IN GENERAL SHALL PERFORM ALL DUTIES INCIDENT TO THE OFFICE OF PRESIDENT AND SUCH OTHER DUTIES AS MAY BE PRESCRIBED BY THE DIRECTORS FROM TIME TO TIME.

SECTION  6.  CHAIRMAN  OF  THE  BOARD.

     IN THE ABSENCE OF THE PRESIDENT OR IN THE EVENT OF HIS DEATH, INABILITY OR REFUSAL TO ACT, THE CHAIRMAN OF THE BOARD OF DIRECTORS SHALL PERFORM THE DUTIES OF THE PRESIDENT, AND WHEN SO ACTING, SHALL HAVE ALL THE POWERS OF AND BE SUBJECT TO ALL THE RESTRICTIONS UPON THE PRESIDENT. THE CHAIRMAN OF THE BOARD OF DIRECTORS SHALL PERFORM SUCH OTHER DUTIES AS FROM TIME TO TIME MAY BE ASSIGNED TO HIM BY THE DIRECTORS.
                                       67
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SECTION  7.  SECRETARY.

     THE SECRETARY SHALL KEEP THE MINUTES OF THE STOCKHOLDERS' AND OF THE DIRECTORS' MEETINGS IN ONE OR MORE BOOKS PROVIDED FOR THAT PURPOSE, SEE THAT ALL NOTICES ARE DULY GIVEN IN ACCORDANCE WITH THE PROVISIONS OF THESE BY-LAWS OR AS REQUIRED, BE CUSTODIAN OF THE CORPORATE RECORDS AND OF THE SEAL OF THE CORPORATION AND KEEP A REGISTER OF THE POST OFFICE ADDRESS OF EACH STOCKHOLDER WHICH SHALL BE FURNISHED TO THE SECRETARY BY SUCH STOCKHOLDER, HAVE GENERAL CHARGE OF THE STOCK TRANSFER BOOKS OF THE CORPORATION AND IN GENERAL PERFORM ALL THE DUTIES INCIDENT TO THE OFFICE OF SECRETARY AND SUCH OTHER DUTIES AS FROM TIME TO TIME MAY BE ASSIGNED TO HIM BY THE PRESIDENT OR BY THE DIRECTORS.

SECTION  8.  TREASURER.

     IF REQUIRED BY THE DIRECTORS, THE TREASURER SHALL GIVE A BOND FOR THE FAITHFUL DISCHARGE OF HIS DUTIES IN SUCH SUM AND WITH SUCH SURETY OR SURETIES AS THE DIRECTORS SHALL DETERMINE. HE SHALL HAVE CHARGE AND CUSTODY OF AND BE RESPONSIBLE FOR ALL FUNDS AND SECURITIES OF THE CORPORATION; RECEIVE AND GIVE RECEIPTS FOR MONEYS DUE AND PAYABLE TO THE CORPORATION FROM ANY SOURCE WHATSOEVER, AND DEPOSIT ALL SUCH MONEYS IN THE NAME OF THE CORPORATION IN SUCH BANKS, TRUST COMPANIES OR OTHER DEPOSITORIES AS SHALL BE SELECTED IN ACCORDANCE WITH THESE BY-LAWS AND IN GENERAL PERFORM ALL OF THE DUTIES INCIDENT TO THE OFFICE OF TREASURER AND SUCH OTHER DUTIES AS FROM TIME TO TIME MAY BE ASSIGNED TO HIM BY THE PRESIDENT OR BY THE DIRECTORS.


SECTION  9.  SALARIES.

     THE SALARIES OF THE OFFICERS SHALL BE FIXED FROM TIME TO TIME BY THE DIRECTORS AND NO OFFICER SHALL BE PREVENTED FROM RECEIVING SUCH SALARY BY REASON OF FACT THAT HE IS ALSO A DIRECTOR OF THE CORPORATION.


     ARTICLE  V
     CONTRACTS,  LOANS,  CHECKS  AND  DEPOSITS

SECTION  1.  CONTRACTS.

     THE DIRECTORS MAY AUTHORIZE ANY OFFICER OR OFFICERS, AGENT OR AGENTS TO ENTER INTO ANY CONTRACT OR EXECUTE AND DELIVER ANY INSTRUMENT IN THE NAME OF AND ON BEHALF OF THE CORPORATION, AND SUCH AUTHORITY MAY BE GENERAL OR CONFINED TO SPECIFIC INSTANCES.


SECTION  2.  LOANS.

     NO LOANS SHALL BE CONTRACTED ON BEHALF OF THE CORPORATION AND NO EVIDENCES OF INDEBTEDNESS SHALL BE ISSUED IN ITS NAME UNLESS AUTHORIZED BY A RESOLUTION OF THE DIRECTORS. SUCH AUTHORITY MAY BE GENERAL OR CONFINED TO SPECIFIC INSTANCES.
                                       68
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SECTION  3.  CHECKS,  DRAFTS,  ETC.

     ALL CHECKS, DRAFTS OR OTHER ORDERS FOR THE PAYMENT OF MONEY, NOTES OR OTHER EVIDENCES OF INDEBTEDNESS ISSUED IN THE NAME OF THE CORPORATION, SHALL BE SIGNED BY SUCH OFFICER OR OFFICERS, AGENT OR AGENTS OF THE CORPORATION AND IN SUCH MANNER AS SHALL FROM TIME TO TIME BE DETERMINED BY RESOLUTION OF THE DIRECTORS.

SECTION  4.  DEPOSITS.

     ALL FUNDS OF THE CORPORATION NOT OTHERWISE EMPLOYED SHALL BE DEPOSITED FROM TIME TO TIME TO THE CREDIT OF THE CORPORATION IN SUCH BANKS, TRUST COMPANIES OR OTHER DEPOSITORIES AS THE DIRECTORS MAY SELECT.


     ARTICLE  VI
     FISCAL  YEAR

     THE FISCAL YEAR OF THE CORPORATION SHALL BEGIN ON THE LST DAY OF JANUARY IN EACH YEAR, OR ON SUCH OTHER DAY AS THE BOARD OF DIRECTORS SHALL FIX.


     ARTICLE  VII
     DIVIDENDS

     THE DIRECTORS MAY FROM TIME TO TIME DECLARE, AND THE CORPORATION MAY PAY, DIVIDENDS ON ITS OUTSTANDING SHARES IN THE MANNER AND UPON THE TERMS AND CONDITIONS PROVIDED BY LAW.


     ARTICLE  VIII
     SEAL

     THE DIRECTORS MAY PROVIDE A CORPORATE SEAL WHICH SHALL HAVE INSCRIBED THEREON THE NAME OF THE CORPORATION, THE STATE OF INCORPORATION, YEAR OF INCORPORATION AND THE WORDS, "CORPORATE SEAL".


     ARTICLE  IX
     WAIVER  OF  NOTICE

     UNLESS OTHERWISE PROVIDED BY LAW, WHENEVER ANY NOTICE IS REQUIRED TO BE GIVEN TO ANY STOCKHOLDER OR DIRECTOR OF THE CORPORATION UNDER THE PROVISIONS OF THESE BY-LAWS OR UNDER THE PROVISIONS OF THE ARTICLES OF INCORPORATION, A WAIVER THEREOF IN WRITING, SIGNED BY THE PERSON OR PERSONS ENTITLED TO SUCH NOTICE, WHETHER BEFORE OR AFTER THE TIME STATED THEREIN, SHALL BE DEEMED EQUIVALENT TO THE GIVING OF SUCH NOTICE.

     ARTICLE  X
     AMENDMENTS

     THESE BY-LAWS MAY BE ALTERED, AMENDED OR REPEALED AND NEW BY-LAWS MAY BE ADOPTED IN THE SAME MANNER AS THEIR ADOPTION, BY THE BOARD OF DIRECTORS IF SO ADOPTED; BY A VOTE OF THE STOCKHOLDERS REPRESENTING A MAJORITY OF ALL THE SHARES ISSUED AND OUTSTANDING, IF SO ADOPTED OR ADOPTED BY THE BOARD OF DIRECTORS; OR, IN ANY CASE, AT ANY ANNUAL STOCKHOLDERS' MEETING OR AT ANY SPECIAL STOCKHOLDERS' MEETING WHEN THE PROPOSED AMENDMENT HAS BEEN SET OUT IN THE NOTICE OF SUCH MEETING.


     CERTIFICATION

     THE SECRETARY OF THE CORPORATION HEREBY CERTIFIES THAT THE FOREGOING IS A TRUE AND CORRECT COPY OF THE BY-LAWS OF THE CORPORATION NAMED IN THE TITLE
THERETO AND THAT SUCH BY-LAWS WERE DULY ADOPTED BY THE BOARD OF DIRECTORS OF SAID CORPORATION ON THE DATE SET FORTH BELOW.

EXECUTED,  AND  CORPORATE  SEAL  AFFIXED,  THIS  DAY  OF  MARCH  19,  1999.


     /S/

     TIM  HARRINGTON
     ACTING  SECRETARY

                                   EXHIBIT  6.0
                        PLAN  OF  REORGANIZATION  AND  MERGER
                       FOR  CHANGE  OF  SITUS:  UTAH  TO  NEVADA
                                 MARCH  15,  1999

     PLAN  OF  REORGANIZATION  AND  MERGER
     FOR  CHANGE  OF  SITUS
     BY  WHICH
     RELIANT  INTERACTIVE  MEDIA,  INC.
     (A  UTAH  CORPORATION)
     WILL  MERGE  WITH  AND  INTO
     RELIANT  INTERACTIVE  MEDIA,  INC.
     (A  NEVADA  CORPORATION)
     FOR  THE  PURPOSE  OF  CHANGING  THE  PLACE  OF  INCORPORATION


     THIS PLAN OF REORGANIZATION IS MADE EFFECTIVE AND DATED THIS DAY OF MARCH 15, 1999, BY AND BETWEEN THE ABOVE REFERENCED CORPORATIONS, SOMETIMES REFERRED TO HEREIN AS "THE PUBLIC COMPANY" AND "THE PRIVATE COMPANY", RESPECTIVELY.


     I.  RECITALS

A.  THE  PARTIES  TO  THIS  AGREEMENT

     1. RELIANT INTERACTIVE MEDIA, INC. ("THE PUBLIC COMPANY") IS A UTAH CORPORATION.

     2. RELIANT INTERACTIVE MEDIA, INC. ("THE PRIVATE COMPANY") IS A NEVADA CORPORATION, HAVING BEEN CREATED (OR TO BE CREATED) ON BEHALF OF RELIANT INTERACTIVE MEDIA, INC. FOR THE PURPOSE OF CHANGING THE PLACE OF INCORPORATION FROM UTAH TO NEVADA.

B.  THE  CAPITAL  OF  THE  PARTIES:

     1. THE CAPITAL OF THE PUBLIC COMPANY CONSISTS OF 50,000,000 SHARES OF COMMON VOTING STOCK OF $0.001 PAR VALUE AUTHORIZED, OF WHICH 15,000,000 SHARES ARE ISSUED AND OUTSTANDING.

     2. THE CAPITAL OF THE PRIVATE COMPANY CONSISTS OF 50,000,000 SHARES OF COMMON VOTING STOCK OF $0.001 PAR VALUE AUTHORIZED, OF WHICH NO SHARES HAVE BEEN OR ARE ISSUED OR OUTSTANDING.

C. THE DECISION TO REORGANIZE TO CHANGE SITUS: THE PARTIES HAVE RESOLVED, ACCORDINGLY, TO MERGE AND RELOCATED THE PLACE OF INCORPORATION, BY MEANS OF THE FOLLOWING REORGANIZATION, BY WHICH THE PUBLIC COMPANY WILL MERGE WITH AND INTO THE PRIVATE COMPANY MOVE TO NEVADA.


     II.  PLAN  OF  REORGANIZATION

A. CHANGE OF SITUS: THE PUBLIC COMPANY (UTAH) AND THE PRIVATE COMPANY (NEVADA) ARE HEREBY REORGANIZED FOR THE SOLE AND SINGULAR PURPOSE OF CHANGING THE PLACE OF INCORPORATION OF RELIANT INTERACTIVE MEDIA, INC.; SUCH THAT IMMEDIATELY FOLLOWING THE REORGANIZATION THE UTAH PUBLIC COMPANY WILL MOVE TO NEVADA.

     1. THE PUBLIC COMPANY: RELIANT INTERACTIVE MEDIA, INC. OF UTAH WILL MERGE WITH AND INTO AND THEREAFTER BE RELIANT INTERACTIVE MEDIA, INC.OF NEVADA. THE PUBLIC COMPANY WILL RETAIN ITS CORPORATE PERSONALITY AND STATUS, AND WILL CONTINUE ITS CORPORATE EXISTENCE UNINTERRUPTED, IN AND THROUGH, AND ONLY IN AND THROUGH THE NEVADA CORPORATION.

     2. CONVERSION OF OUTSTANDING SHARES: FORTHWITH UPON THE EFFECTIVE DATE HEREOF, EACH AND EVERY ONE SHARE OF STOCK OF THE PUBLIC UTAH COMPANY SHALL BE
CONVERTED TO ONE SHARE OF THE NEVADA COMPANY. ANY SUCH HOLDERS OF SHARES MAY SURRENDER THEM TO THE TRANSFER AGENT FOR COMMON STOCK OF THE PUBLIC UTAH COMPANY, WHICH TRANSFER AGENT SHALL REMAIN AND CONTINUE AS TRANSFER AGENT FOR THE NEVADA COMPANY.

     3. EFFECTIVE DATE: THIS PLAN OF REORGANIZATION SHALL BECOME EFFECTIVE IMMEDIATELY UPON APPROVAL AND ADOPTION BY CORPORATE PARTIES HERETO, IN THE MANNER PROVIDED BY THE LAW OF ITS PLACE OF INCORPORATION AND ITS CONSTITUENT CORPORATE DOCUMENTS, THE TIME OF SUCH EFFECTIVENESS BEING CALLED THE EFFECTIVE DATE HEREOF.

     4. SURVIVING CORPORATIONS: THE NEVADA COMPANY SHALL SURVIVE THE REORGANIZATION AFTER REORGANIZATION, WITH THE OPERATIONAL HISTORY OF THE UTAH COMPANY BEFORE THE REORGANIZATION, AND WITH THE MANAGEMENT, DUTIES AND RELATIONSHIPS TO ITS SHAREHOLDERS UNCHANGED BY THE REORGANIZATION AND WITH ALL OF ITS PROPERTY AND WITH ITS SHAREHOLDER LIST UNCHANGED.

     5. FURTHER ASSURANCE, GOOD FAITH AND FAIR DEALING: THE DIRECTORS OF EACH COMPANY SHALL AND WILL EXECUTE AND DELIVER ANY AND ALL NECESSARY DOCUMENTS, ACKNOWLEDGMENTS AND ASSURANCES AND DO ALL THINGS PROPER TO CONFIRM OR ACKNOWLEDGE ANY AND ALL RIGHTS, TITLES AND INTERESTS CREATED OR CONFIRMED HEREIN; AND BOTH COMPANIES COVENANT HEREBY TO DEAL FAIRLY AND GOOD FAITH WITH EACH OTHER AND EACH OTHERS SHAREHOLDERS.

     THIS REORGANIZATION AGREEMENT IS EXECUTED ON BEHALF OF EACH COMPANY BY ITS DULY AUTHORIZED REPRESENTATIVES, AND ATTESTED TO, PURSUANT TO THE LAWS OF ITS RESPECTIVE PLACE OF INCORPORATION AND IN ACCORDANCE WITH ITS CONSTITUENT DOCUMENTS.

RELIANT  INTERACTIVE  MEDIA,  INC.     RELIANT  INTERACTIVE  MEDIA,  INC.
(A  UTAH  CORPORATION)      (A  NEVADA  CORPORATION)

BY     BY

/S/                        /S/
-----------------          ----------------------
KEVIN  HARRINGTON          KEVIN  HARRINGTON
PRESIDENT,  DIRECTOR       PRESIDENT,  DIRECTOR


/S/                       /S/
--------------------      -----------------------
TIM  HARRINGTON           TIM  HARRIGTON
SECRETARY,  DIRECTOR      SECRETARY,  DIRECTOR

                                   EXHIBIT  6.1
                              EMPLOYMENT  AGREEMENT

                                KEVIN  HARRINGTON

EMPLOYMENT  AGREEMENT
RELIANT  INTERACTIVE  MEDIA  CORP.  ("EMPLOYER")
AND  KEVIN  HARRINGTON  ("EMPLOYEE").
JUNE  1999  PAGE  124


     EMPLOYMENT  AGREEMENT

THIS EMPLOYMENT AGREEMENT (THE "AGREEMENT") IS ENTERED INTO EFFECTIVE THIS 30TH DAY OF JUNE, 1999, BY AND BETWEEN RELIANT INTERACTIVE MEDIA CORP. (THE "EMPLOYER"), AND KEVIN HARRINGTON (THE "EMPLOYEE").

     PREMISES

          A) EMPLOYEE POSSESSES EXPERTISE, EXPERIENCE AND SKILL IN THE DEVELOPMENT AND MARKETING OF PRODUCTS VIA ELECTRONIC AND OTHER MULTI-MEDIA MEANS.

          B) EMPLOYEE HAS DEMONSTRATED THE ABILITY TO RUN, MANAGE AND BUILD A DEVELOPMENT STAGE BUSINESS.

          C) EMPLOYER DESIRES TO EMPLOY EMPLOYEE TO SERVE AS ITS CHIEF EXECUTIVE OFFICER TO RUN, MANAGE AND BUILD ITS BUSINESS.

          D) EMPLOYEE DESIRES TO PERFORM ALL OF SUCH SERVICES AS EMPLOYER'S EMPLOYEE AND BOTH PARTIES WANT TO ENTER INTO A WRITTEN AGREEMENT AS TO THEIR UNDERSTANDING OF THE EMPLOYMENT RELATIONSHIP.

     AGREEMENT

     FOR AND IN CONSIDERATION OF THE MUTUAL COVENANTS CONTAINED HEREIN AND OF THE MUTUAL BENEFITS TO BE DERIVED HEREUNDER, THE PARTIES AGREE AS FOLLOWS:

     1. DEFINITIONS. WHENEVER USED IN THIS AGREEMENT, THE FOLLOWING TERMS SHALL HAVE THE MEANINGS SET FORTH BELOW:

          (A) "ACCRUED BENEFITS" SHALL MEAN THE AMOUNT PAYABLE NOT LATER THAN TEN (10) DAYS FOLLOWING AN APPLICABLE TERMINATION DATE AND WHICH SHALL BE EQUAL TO THE SUM OF THE FOLLOWING AMOUNTS:

               (I)  ALL  SALARY  EARNED OR ACCRUED THROUGH THE TERMINATION DATE;

               (II) REIMBURSEMENT FOR ANY AND ALL MONIES ADVANCED IN CONNECTION WITH EMPLOYEE'S EMPLOYMENT FOR REASONABLE AND NECESSARY EXPENSES INCURRED BY EMPLOYEE AND APPROVED BY THE EMPLOYER THROUGH THE TERMINATION DATE; AND

               (III) ALL OTHER PAYMENTS AND BENEFITS TO WHICH EMPLOYEE MAY BE ENTITLED UNDER THE TERMS OF ANY BENEFIT PLAN OF THE EMPLOYER.

          (B)  "BOARD"  SHALL  MEAN  THE  BOARD  OF  DIRECTORS  OF THE EMPLOYER.

          (C)  "CAUSE"  SHALL  MEAN  ANY  OF  THE  FOLLOWING:

               (I) THE ENGAGEMENT BY EMPLOYEE IN FRAUDULENT CONDUCT, WHICH HAS A SIGNIFICANT ADVERSE IMPACT ON THE EMPLOYER IN THE CONDUCT OF THE EMPLOYER'S BUSINESS;

               (II) CONVICTION OF A FELONY INVOLVING A CRIME AGAINST THE EMPLOYER, AS EVIDENCED BY A BINDING AND FINAL JUDGMENT, ORDER OR DECREE OF A COURT OF COMPETENT JURISDICTION.

               (III) GROSS NEGLIGENCE OR REFUSAL BY EMPLOYEE TO PERFORM HIS DUTIES OR RESPONSIBILITIES; OR

          (D) "CODE" SHALL MEAN THE INTERNAL REVENUE CODE OF 1986, AS AMENDED FROM TIME TO TIME.

          (E) "CONFIDENTIAL INFORMATION" MEANS INFORMATION (I) DISCLOSED TO OR ACTUALLY KNOWN BY EMPLOYEE AS A CONSEQUENCE OF OR THROUGH HIS/HER EMPLOYMENT WITH THE EMPLOYER, (II) NOT GENERALLY KNOWN OUTSIDE THE EMPLOYER, AND (III) WHICH RELATES TO THE EMPLOYER'S BUSINESS. CONFIDENTIAL INFORMATION INCLUDES, BUT IS NOT LIMITED TO, INFORMATION OF A TECHNICAL NATURE, SUCH AS METHODS AND MATERIALS, TRADE SECRETS, INVENTIONS, PROCESSES, FORMULAS, SYSTEMS, COMPUTER PROGRAMS, AND STUDIES, AND INFORMATION OF A BUSINESS NATURE SUCH AS PROJECT PLANS, MARKET INFORMATION, COSTS, CUSTOMER LISTS, AND SO FORTH.

          (F) "DISABILITY" SHALL MEAN A PHYSICAL OR MENTAL CONDITION WHEREBY EMPLOYEE IS UNABLE TO PERFORM ON A FULL-TIME BASIS HIS CUSTOMARY DUTIES UNDER THIS AGREEMENT.

          (G) "DEVELOPMENTS" MEANS ALL INVENTIONS (DEFINED HEREAFTER), COMPUTER PROGRAMS, COPYRIGHT WORKS, MASK WORKS, TRADEMARKS, CONFIDENTIAL INFORMATION, WORKS OF AUTHORSHIP (DEFINED HEREAFTER), AND OTHER INTELLECTUAL PROPERTY (DEFINED HEREAFTER), MADE, CONCEIVED OR AUTHORED BY EMPLOYEE, ALONE OR JOINTLY WITH OTHERS, WHILE EMPLOYED BY THE EMPLOYER; WHETHER OR NOT DURING NORMAL BUSINESS HOURS OR ON THE EMPLOYER'S PREMISES, THAT ARE WITHIN THE PRESENT SCOPE OF THE EMPLOYER'S BUSINESS AT THE TIME SUCH DEVELOPMENTS ARE MADE, CONCEIVED, OR AUTHORED, OR WHICH RESULT FROM OR ARE SUGGESTED BY ANY WORK EMPLOYEE OR OTHERS MAY DO FOR OR ON BEHALF OF THE EMPLOYER.

          (H) "EMPLOYER" MEANS RELIANT INTERACTIVE MEDIA CORP. AND ITS SUBSIDIARIES, DIVISIONS AND AFFILIATES AS WELL AS MAJORITY OWNED COMPANIES OF SUCH SUBSIDIARIES, DIVISIONS AND AFFILIATES, OR THEIR SUCCESSORS OR ASSIGNS.

          (I) "INVENTION" MEANS DISCOVERIES, CONCEPTS, AND IDEAS, WHETHER OR NOT PATENTABLE OR COPYRIGHTABLE, INCLUDING BUT NOT LIMITED TO IMPROVEMENTS, KNOW-HOW, DATA, PROCESSES, METHODS, FORMULAE, AND TECHNIQUES, AS WELL AS IMPROVEMENTS THEREOF, OR KNOW-HOW RELATED THERETO, CONCERNING ANY PRESENT OR PROSPECTIVE ACTIVITIES OF THE EMPLOYER WHICH EMPLOYEE MAKES, DISCOVERS OR CONCEIVES (WHETHER OR NOT DURING THE HOURS OF HIS ENGAGEMENT OF WITH THE USE OF THE EMPLOYER'S FACILITIES, MATERIALS OR PERSONNEL), EITHER SOLELY OR JOINTLY WITH OTHERS DURING HIS ENGAGEMENT BY THE EMPLOYER OR ANY AFFILIATE AND, IF BASED ON OR RELATED OR PROPRIETARY INFORMATION, AT ANY TIME AFTER TERMINATION OF SUCH ENGAGEMENT.

          (J) "INTELLECTUAL PROPERTY" MEANS INVENTIONS, CONFIDENTIAL INFORMATION, WORKS OF AUTHORSHIP, PATENT RIGHTS, TRADEMARK RIGHTS, SERVICE MARK

RIGHTS, COPYRIGHTS, KNOW-HOW, DEVELOPMENTS AND RIGHTS OF LIKE NATURE ARISING OR SUBSISTING ANYWHERE IN THE WORLD, IN RELATION TO ALL OF THE FOREGOING, WHETHER REGISTERED OR UNREGISTERED.

          (K) "NOTICE OF TERMINATION" SHALL MEAN THE NOTICE DESCRIBED IN SECTION 13 HEREOF.

          (L) "PERSON" SHALL MEAN ANY INDIVIDUAL, PARTNERSHIP, JOINT VENTURE, ASSOCIATION, TRUST, CORPORATION OR OTHER ENTITY, OTHER THAN AN EMPLOYEE BENEFIT PLAN OF THE EMPLOYER OF AN ENTITY ORGANIZED, APPOINTED OF ESTABLISHED PURSUANT TO THE TERMS OF ANY SUCH BENEFIT PLAN.

          (M) "PROPRIETARY INFORMATION" SHALL MEAN ANY AND ALL METHODS, INVENTIONS, IMPROVEMENTS OR DISCOVERIES, WHETHER OR NOT PATENTABLE OR COPYRIGHTABLE, AND ANY OTHER INFORMATION OF A SIMILAR NATURE RELATED TO THE BUSINESS OF THE EMPLOYER DISCLOSED TO THE EMPLOYEE OR OTHERWISE MADE KNOWN TO HIM AS A CONSEQUENCE OF OR THROUGH HIS ENGAGEMENT BY THE EMPLOYER (INCLUDING INFORMATION ORIGINATED BY EMPLOYEE) IN ANY TECHNOLOGICAL AREA PREVIOUSLY DEVELOPED BY THE EMPLOYER OR DEVELOPED, ENGAGED IN, OR RESEARCHED, BY THE EMPLOYER DURING THE TERM OF EMPLOYEE'S ENGAGEMENT, INCLUDING, BUT NOT LIMITED TO, TRADE SECRETS, PROCESSES, PRODUCTS, FORMULAE, APPARATUS, TECHNIQUES, KNOW-HOW, MARKETING PLANS, DATA, IMPROVEMENTS, STRATEGIES, FORECASTS, CUSTOMER LISTS, AND TECHNICAL REQUIREMENTS OF CUSTOMERS, UNLESS SUCH INFORMATION IS IN THE PUBLIC DOMAIN TO SUCH AN EXTENT AS TO BE READILY AVAILABLE TO COMPETITORS.

          (N)  "TERMINATION  DATE"  SHALL  MEAN, EXCEPT AS OTHERWISE PROVIDED IN
SECTION  12  HEREOF.

               (I)  EMPLOYEE'S  DATE  OF  DEATH;

               (II)  THIRTY  (30)  DAYS  AFTER  THE  DELIVERY  OF  THE NOTICE OF
TERMINATION  IF  EMPLOYEE'S  EMPLOYMENT  ON  ACCOUNT  OF  DISABILITY PURSUANT TO
SECTION  16  HEREOF,  UNLESS  EMPLOYEE  RETURNS  ON  A  FULL-TIME  BASIS  TO THE
PERFORMANCE  OF  HIS  DUTIES  PRIOR  TO  THE  EXPIRATION  OF  SUCH  PERIOD;

               (III) THIRTY (30) DAYS AFTER THE DELIVERY OF THE NOTICE OF TERMINATION IF EMPLOYEE'S EMPLOYMENT IS TERMINATED BY EMPLOYEE VOLUNTARILY; AND

               (IV)  THIRTY  (30)  DAYS  AFTER  THE  DELIVERY  OF  THE NOTICE OF
TERMINATION IF EMPLOYEE'S EMPLOYMENT IS TERMINATED BY THE EMPLOYER FOR ANY REASON OTHER THAN DEATH OR DISABILITY.

          (O) "TERMINATION PAYMENT" SHALL MEAN THE PAYMENT DESCRIBED IN SECTION 14 HEREOF.

          (P) "WORKS OF AUTHORSHIP" MEANS AN EXPRESSION FIXED IN A TANGIBLE MEDIUM OF EXPRESSION REGARDLESS OF THE NEED FOR A MACHINE TO MAKE THE EXPRESSION

MANIFEST, AND INCLUDES BUT IS NOT LIMITED TO, WRITINGS, REPORTS, DRAWINGS, SCULPTURES, ILLUSTRATIONS, VIDEO RECORDINGS, AUDIO RECORDINGS, COMPUTER PROGRAMS, AND CHARTS.

     2. EMPLOYMENT. EMPLOYER HEREBY EMPLOYS EMPLOYEE TO PERFORM THOSE DUTIES GENERALLY DESCRIBED IN THIS AGREEMENT, AND EMPLOYEE HEREBY ACCEPTS AND AGREES TO SUCH EMPLOYMENT ON THE TERMS AND CONDITIONS HEREINAFTER SET FORTH.

     3. TERM. SUBJECT TO THE TERMS AND CONDITIONS OF THIS AGREEMENT, THE TERM OF THIS AGREEMENT SHALL COMMENCE RETROACTIVELY FROM DECEMBER 1, 1998, AND END ON DECEMBER 1, 2003.

     4. DUTIES. DURING THE TERM OF THIS AGREEMENT, EMPLOYEE SHALL BE EMPLOYED BY EMPLOYER AS ITS CHIEF EXECUTIVE OFFICER. IN ADDITION TO THE OFFICE OF CHIEF EXECUTIVE OFFICER, EMPLOYEE AGREES TO SERVE IN SUCH OTHER OFFICE OR POSITION WITH EMPLOYER OR ANY SUBSIDIARY OF EMPLOYER AND AS SUCH SHALL, FROM TIME TO TIME, BE DETERMINED BY EMPLOYER'S BOARD. EMPLOYEE AGREES TO SERVE AS A MEMBER OF THE EMPLOYER'S BOARD AS CHAIRMAN OF ITS BOARD. EMPLOYEE SHALL DEVOTE SUBSTANTIALLY ALL OF HIS WORKING TIME AND EFFORTS TO THE BUSINESS OF EMPLOYER AND ITS SUBSIDIARIES AND SHALL NOT DURING THE TERM OF THIS AGREEMENT BE ENGAGED IN ANY OTHER SUBSTANTIAL BUSINESS ACTIVITIES WHICH WILL SIGNIFICANTLY INTERFERE OR CONFLICT WITH THE REASONABLE PERFORMANCE OF HIS DUTIES HEREUNDER.

     5.  COMPENSATION.

          (A) SALARY. FOR ALL SERVICES RENDERED BY EMPLOYEE, EMPLOYER SHALL PAY TO EMPLOYEE A BASE SALARY OF $120,000 FOR THE FIRST YEAR, AND THE BASE SALARY SHALL INCREASE BY $12,000 PER YEAR FOR EACH OF THE REMAINING FOUR YEARS OF THIS AGREEMENT, PAYABLE IN BI-MONTHLY INSTALLMENTS. EMPLOYEE SHALL ALSO BE DUE A BASE SALARY FROM THE TIME OF THE INCEPTION OF EMPLOYMENT BY EMPLOYER OF THE EMPLOYEE TO THE DATE OF THIS AGREEMENT EQUAL TO THE RATE OF COMPENSATION AS DEFINED FOR THE FIRST YEAR OF THIS AGREEMENT. IF EMPLOYER'S FINANCIAL CONSTRAINTS SO DICTATE, EMPLOYEE AGREES TO DEFER A PORTION OF THE SALARY CONTAINED IN THIS SECTION. THIS DEFERRED BASE SALARY ALONG WITH ANY DEFERRED BASE SALARY EARNED PRIOR TO THE DATE OF THIS AGREEMENT SHALL BE PAID TO EMPLOYEE AT SUCH TIME OR TIMES AS FINANCIAL CONSTRAINTS SO DICTATE. ALL SALARY PAYMENTS SHALL BE SUBJECT TO WITHHOLDING AND OTHER APPLICABLE TAXES. THE RATE OF SALARY MAY BE INCREASED AT ANY TIME, AS THE BOARD MAY DETERMINE, BASED ON EARNINGS, INCREASED ACTIVITIES OF THE EMPLOYER, OR SUCH OTHER FACTORS AS THE BOARD MAY DEEM APPROPRIATE FROM TIME TO TIME. EMPLOYEE SHALL RECEIVE BONUS OR INCENTIVE COMPENSATION AS APPROVED BY THE BOARD.

          (B) INCENTIVE COMPENSATION. IN THE EVENT THAT EMPLOYER ACHIEVES "ADJUSTED GROSS REVENUES" ANNUALLY IN EXCESS OF $10,000,000 EMPLOYEE SHALL RECEIVE ADDITIONAL COMPENSATION EQUAL TO 9/10 OF 1% OF "ADJUSTED GROSS REVENUES". THIS INCENTIVE COMPENSATION SHALL BE PAID ON A QUARTERLY BASIS WITHIN

THIRTY DAYS OF THE END OF THE CALENDAR QUARTER BASED ON THE PRECEDING CALENDAR QUARTER'S "ADJUSTED GROSS REVENUES". "GROSS" AND "ADJUSTED GROSS REVENUES" ARE DEFINED AS FOLLOWS: "GROSS REVENUES" SHALL MEAN ALL INCOME OF EMPLOYER FROM ALL SOURCES EXCLUSIVE OF SALES TAXES, USE TAXES, VALUE ADDED TAXES, AND ANY OTHER TAXES IMPOSED UPON SALES OF PRODUCTS. "ADJUSTED GROSS REVENUES" SHALL MEAN EMPLOYER'S GROSS REVENUES FROM SALES OF THE PRODUCTS, LESS ALL OF THE FOLLOWING:

          (I) REFUNDS, CREDITS OR OTHER ALLOWANCES ON ACCOUNT OF RETURN OR REJECTION OF GOODS OR OTHERWISE GRANTED IN THE ORDINARY COURSE OF BUSINESS, AS ACTUALLY INCURRED AND AS RESERVED FOR ("RETURNS");

          (II) UNCOLLECTIBLE ACCOUNTS DUE TO CREDIT CARD CHARGE BACKS, BAD CHECKS OR OTHER REASONS OF UNCOLLECTABILITY, AS ACTUALLY INCURRED AND AS RESERVED FOR ("UNCOLLECTIBLES"); AND

          (III) SALES MADE AT OR BELOW RELIANT'S COST OF GOODS FOR PURPOSES OF LIQUIDATION OR CLOSEOUT ("LIQUIDATION SALES").

          (C) INSURANCE BENEFITS. EMPLOYER SHALL PROVIDE HEALTH AND MEDICAL INSURANCE FOR EMPLOYEE IN A FORM AND PROGRAM TO BE CHOSEN BY EMPLOYER FOR CERTAIN OF ITS FULL-TIME EMPLOYEES. EMPLOYER SHALL PROVIDE EMPLOYEE WITH DIRECTORS AND OFFICERS LIABILITY INSURANCE IN THE AMOUNT OF $2,000,000 AND LIFE AND DISABILITY INSURANCE IN AMOUNTS APPROVED BY THE BOARD.

          (D) OTHER BENEFITS. EMPLOYEE SHALL BE ENTITLED TO PARTICIPATE IN ANY RETIREMENT, PENSION, PROFIT-SHARING, OR OTHER PLAN AS MAY BE PUT IN EFFECT FROM TIME TO TIME BY THE BOARD, INCLUDING THE FOLLOWING:

          (I) QUALIFIED STOCK OPTION PLAN. PURSUANT TO A QUALIFIED STOCK OPTION PLAN AUTHORIZED BY THE BOARD AND APPROVED BY THE SHAREHOLDERS OF EMPLOYER, EMPLOYEE SHALL HAVE THE OPTION TO PURCHASE UP TO 60,000 SHARES OF EMPLOYER'S STOCK IN SIX MONTHS AT $2.50 PER SHARE, IN 12 MONTHS AT $4.00 PER SHARE, IN EIGHTEEN MONTHS AT $6.00 PER SHARE AND IN TWENTY-FOUR MONTHS AT $7.50 PER SHARE;

          (II) REVENUE PERFORMANCE BONUSES. EMPLOYEE SHALL BE ISSUED 100,000 SHARES OF EMPLOYER'S STOCK FOR EACH $10,000,000 IN GROSS REVENUES (IN ACCORDANCE WITH SEC REG SX ACCOUNTING RULES) RECEIVED BY EMPLOYER WITH A MAXIMUM OF 3,000,000 SHARES TO BE ISSUED; AND

          (III) STOCK PERFORMANCE OPTIONS. EMPLOYEE SHALL HAVE THE OPTION TO PURCHASE STOCK OF EMPLOYER AT $7.50 PER SHARE AS FOLLOWS: UP TO 144,000 SHARES IF THE PUBLIC TRADING PRICE CLOSE AT A MINIMUM OF $15 PER SHARE FOR FIVE CONSECUTIVE DAYS; UP TO AN ADDITIONAL 144,000 SHARES SHOULD THE PUBLIC TRADING PRICE CLOSE AT A MINIMUM OF $20 PER SHARE FOR FIVE CONSECUTIVE DAYS; AND UP TO

AN ADDITIONAL 192,000 SHARES IF THE PUBLIC TRADING PRICE SHOULD CLOSE AT A MINIMUM OF $25 FOR FIVE CONSECUTIVE DAYS.

          (E) AUTOMOBILE / TRANSPORTATION. EMPLOYER SHALL PAY FOR EMPLOYEES MONTHLY AUTOMOBILE PAYMENT, NOT TO EXCEED $1,000 PER MONTH, INCLUDING APPLICABLE INSURANCE.

     6. EXPENSES. EMPLOYER WILL REIMBURSE EMPLOYEE FOR EXPENSES INCURRED IN CONNECTION WITH EMPLOYER'S BUSINESS, INCLUDING EXPENSES FOR TRAVEL, LODGING, MEALS, BEVERAGES, ENTERTAINMENT, AND OTHER ITEMS OF EMPLOYEE'S PERIODIC PRESENTATION OF AN ACCOUNT OF SUCH EXPENSES. EMPLOYER SHALL REIMBURSE EMPLOYEE FOR THE FOLLOWING EXPENSES WHETHER INCURRED OR TO BE INCURRED ON BEHALF OF
EMPLOYER:

          (A) REIMBURSEMENT FOR LEGAL EXPENSES INCURRED BY EMPLOYEE. TO DATE, EMPLOYEE HAS PAID AND/OR INCURRED LEGAL FEES IN THE AMOUNT OF $50,000 FOR SERVICES RENDERED IN CONNECTION WITH THE OPERATION OF RELIANT INTERACTIVE MEDIA CORP. EMPLOYER HEREBY AGREES TO EITHER RELEASE EMPLOYEE FROM ANY FURTHER OBLIGATION OR REIMBURSE EMPLOYEE FOR ALL SUCH EXPENSES ON OR BEFORE DECEMBER 1, 1999.

          (B) REIMBURSEMENT FOR ACCOUNTING EXPENSES INCURRED BY EMPLOYEE. TO DATE EMPLOYEE HAS PAID AND/OR INCURRED ACCOUNTING FEES IN THE AMOUNT OF $20,000 FOR SERVICES RENDERED IN CONNECTION WITH THE OPERATION OF RELIANT INTERACTIVE MEDIA CORP. EMPLOYER HEREBY AGREES TO EITHER RELEASE EMPLOYEE FROM ANY FURTHER OBLIGATIONS OR REIMBURSE EMPLOYEE OF SUCH EXPENSES ON OR BEFORE DECEMBER 1, 1999.

          (C) ASSUMPTION OF LOAN. EMPLOYER AGREES TO ASSUME ALL FINANCIAL OBLIGATIONS TO THE LOANS IN THE APPROXIMATE AGGREGATE AMOUNTS OF $300,000, NOW HELD IN THE NAME OF KEVIN HARRINGTON AND AS SHOWN IN DETAIL ON THE ATTACHED SCHEDULE A. EMPLOYER SHALL SIGN AND EXECUTE ALL NECESSARY DOCUMENTS OF ASSUMPTION AS REQUIRED BY THE BANKS ON OR BEFORE JUNE 30, 1999.

     7. WORKING FACILITIES. EMPLOYER SHALL PROVIDE TO EMPLOYEE OFFICES AND FACILITIES APPROPRIATE TO EMPLOYEE'S POSITION AND SUITABLE FOR THE PERFORMANCE OF EMPLOYEE'S DUTIES AS SET FORTH IN THIS AGREEMENT.

     8. NONDISCLOSURE OF PROPRIETARY AND CONFIDENTIAL INFORMATION. RECOGNIZING THAT THE EMPLOYER IS PRESENTLY ENGAGED, AND MAY HEREAFTER CONTINUE TO BE ENGAGED IN THE RESEARCH AND DEVELOPMENT OF PROCESSES, THE MANUFACTURING OF PRODUCTS OR PERFORMANCE OF SERVICES, WHICH INVOLVE EXPERIMENTAL AND INVENTIVE WORK AND THAT THE SUCCESS OF THE EMPLOYER'S BUSINESS DEPENDS UPON THE PROTECTION OF THE PROCESSES, PRODUCTS AND SERVICES BY PATENT, COPYRIGHT OR BY SECRECY AND THAT EMPLOYEE HAS HAD, OR DURING THE COURSE OF HIS ENGAGEMENT MAY HAVE, ACCESS TO PROPRIETARY AND CONFIDENTIAL INFORMATION, AS HEREIN DEFINED, OF THE EMPLOYER OR OTHER INFORMATION AND DATA OF A SECRET OR PROPRIETARY NATURE OF THE EMPLOYER

WHICH THE EMPLOYER WISHES TO KEEP CONFIDENTIAL AND EMPLOYEE HAS FURNISHED, OR DURING THE COURSE OF HIS ENGAGEMENT MAY FURNISH, SUCH INFORMATION TO THE EMPLOYER, EMPLOYEE AGREES AND ACKNOWLEDGES THAT:

          (A) THE EMPLOYER HAS EXCLUSIVE PROPERTY RIGHTS TO ALL PROPRIETARY AND CONFIDENTIAL INFORMATION AND EMPLOYEE HEREBY ASSIGNS ALL RIGHTS HE MIGHT OTHERWISE POSSESS IN ANY PROPRIETARY AND CONFIDENTIAL INFORMATION TO THE EMPLOYER. EXCEPT AS REQUIRED IN THE PERFORMANCE OF HIS DUTIES TO THE EMPLOYER, EMPLOYEE WILL NOT AT ANY TIME DURING OR AFTER THE TERM OF HIS ENGAGEMENT, WHICH TERM SHALL INCLUDE ANY TIME IN WHICH EMPLOYEE MAY BE RETAINED BY THE EMPLOYER AS A CONSULTANT, DIRECTLY OR INDIRECTLY USE, COMMUNICATE, DISCLOSE OR DISSEMINATE ANY PROPRIETARY OR CONFIDENTIAL INFORMATION OF A SECRET, PROPRIETARY, CONFIDENTIAL OR GENERALLY UNDISCLOSED NATURE RELATING TO THE EMPLOYER, ITS PRODUCTS, CUSTOMERS, PROCESSES AND SERVICES, INCLUDING INFORMATION RELATING TO TESTING, RESEARCH, DEVELOPMENT, MANUFACTURING, MARKETING AND SELLING.

          (B) ALL DOCUMENTS, RECORDS, NOTEBOOKS, NOTES, MEMORANDA AND SIMILAR REPOSITORIES OF, OR CONTAINING, PROPRIETARY AND CONFIDENTIAL INFORMATION OR ANY OTHER INFORMATION OF A SECRET, PROPRIETARY, CONFIDENTIAL OR GENERALLY UNDISCLOSED NATURE RELATING TO THE EMPLOYER OR ITS OPERATIONS AND ACTIVITIES MADE OR COMPILED BY EMPLOYEE AT ANY TIME OR MADE AVAILABLE TO HIM PRIOR TO OR DURING THE TERM OF HIS ENGAGEMENT BY THE EMPLOYER, INCLUDING ANY AND ALL COPIES THEREOF, SHALL BE THE PROPERTY OF THE EMPLOYER, SHALL BE HELD BY HIM IN TRUST SOLELY FOR THE BENEFIT OF THE EMPLOYER, AND SHALL BE DELIVERED TO THE EMPLOYER BY HIM ON THE TERMINATION OF HIS ENGAGEMENT OR AT ANY OTHER TIME ON THE REQUEST OF THE EMPLOYER.

          (C) EMPLOYEE WILL NOT ASSERT ANY RIGHTS UNDER ANY INVENTIONS, TRADEMARKS, COPYRIGHTS, DISCOVERIES, CONCEPTS OR IDEAS, OR IMPROVEMENTS THEREOF, OR KNOW-HOW RELATED THERETO, AS HAVING BEEN MADE OR ACQUIRED BY HIM DURING THE TERM OF HIS ENGAGEMENT IF BASED ON OR OTHERWISE RELATED TO PROPRIETARY OR CONFIDENTIAL INFORMATION.

     9.  ASSIGNMENT  OF  INVENTIONS.

          (A) ALL INVENTIONS SHALL BE THE SOLE PROPERTY OF THE EMPLOYER, AND EMPLOYEE AGREES TO PERFORM THE PROVISIONS OF THE SECTION 9 WITH RESPECT THERETO WITHOUT THE PAYMENT BY THE EMPLOYER OF ANY ROYALTY OR ANY CONSIDERATION THEREFOR OTHER THAN THE REGULAR COMPENSATION PAID TO EMPLOYEE IN THE CAPACITY OF ANY EMPLOYEE OR CONSULTANT, WITH THE EXCEPTION THAT EMPLOYEE SHALL CONTINUE TO
RECEIVE ROYALTIES FROM SALES OF THE COBEE DUAL-FLAME LIGHTER, AS PER THE PREVIOUSLY CONTRACTED AGREEMENT.

          (B) EMPLOYEE SHALL APPLY, AT THE EMPLOYER'S REQUEST AND EXPENSE, FOR UNITED STATES AND FOREIGN LETTERS PATENT OR COPYRIGHTS EITHER IN EMPLOYEE'S NAME OR OTHERWISE AN THE EMPLOYER SHALL DESIRE.

          (C) EMPLOYEE HEREBY ASSIGNS TO THE EMPLOYER ALL OF HIS RIGHTS TO SUCH INVENTIONS, AND TO APPLICATIONS FOR UNITED STATES AND/OR FOREIGN LETTERS PATENT OR COPYRIGHTS AND TO UNITED STATES AND/OR FOREIGN LETTER PATENT OR COPYRIGHTS GRANTED UPON SUCH INVENTIONS.

          (D) EMPLOYEE SHALL ACKNOWLEDGE AND DELIVER PROMPTLY TO THE EMPLOYER, WITHOUT CHARGE TO THE EMPLOYER, BUT AT ITS EXPENSE, SUCH WRITTEN INSTRUMENTS (INCLUDING APPLICATIONS AND ASSIGNMENTS) AND DO SUCH OTHER ACTS, SUCH AS GIVING TESTIMONY IN SUPPORT OF EMPLOYEE'S INVENTORSHIP, AS MAY BE NECESSARY IN THE OPINION OF THE EMPLOYER TO OBTAIN, MAINTAIN, EXTEND, REISSUE AND ENFORCE UNITED STATES AND/OR FOREIGN LETTERS PATENT AND COPYRIGHTS RELATION TO THE INVENTIONS AND TO VEST THE ENTIRE RIGHT AND TITLE THERETO IN THE EMPLOYER OF ITS NOMINEE. EMPLOYEE ACKNOWLEDGES AND AGREES THAT ANY COPYRIGHT DEVELOPED OR CONCEIVED OF, BY EMPLOYEE DURING THE TERM OF HIS EMPLOYMENT WHICH IS RELATED TO THE BUSINESS OF THE EMPLOYER SHALL BE A "WORK FOR HIRE" UNDER THE COPYRIGHT LAW OF THE UNITED STATES AND OTHER APPLICABLE JURISDICTIONS.

          (E) EMPLOYEE REPRESENTS THAT HIS PERFORMANCE OF ALL THE TERMS OF THIS AGREEMENT AND AS AN EMPLOYEE OF OR CONSULTANT TO THE EMPLOYER DOES NOT AND WILL NOT BREACH ANY TRUST PRIOR TO HIS EMPLOYMENT BY THE EMPLOYER. EMPLOYEE AGREES NOT TO ENTER INTO ANY AGREEMENT EITHER WRITTEN OR ORAL IN CONFLICT HEREWITH AND REPRESENTS AND AGREES THAT HE HAS NOT BROUGHT AND WILL NOT BRING WITH TO THE EMPLOYER OR USE IN THE PERFORMANCE OF HIS RESPONSIBILITIES AT THE EMPLOYER ANY MATERIALS OR DOCUMENTS OF A FORMER EMPLOYER WHICH ARE NOT GENERALLY AVAILABLE TO THE PUBLIC, UNLESS HE HAS OBTAINED WRITTEN AUTHORIZATION FROM THE FORMER EMPLOYER FOR THEIR POSSESSION AND USE, A COPY OF WHICH HAS BEEN PROVIDED TO THE EMPLOYER.

          (F) NO PROVISIONS OF THE PARAGRAPH SHALL BE DEEMED TO LIMIT THE RESTRICTIONS APPLICABLE TO EMPLOYEE UNDER SECTION 8 AND 9.

     10.  SHOP  RIGHTS.

     THE EMPLOYER SHALL ALSO HAVE THE ROYALTY-FREE RIGHT TO USE IN ITS BUSINESS, AND TO MAKE, USE AND SELL PRODUCTS, PROCESSES AND/OR SERVICES DERIVED FROM ANY INVENTIONS, DISCOVERIES, CONCEPTS AND IDEAS, WHETHER OR NOT PATENTABLE, INCLUDING BUT NOT LIMITED TO PROCESSES, METHODS, FORMULAS AND TECHNIQUES, AS WELL AS IMPROVEMENTS THEREOF OR KNOW-HOW RELATED THERETO, WHICH ARE NOT WITHIN THE SCOPE OF INVENTIONS AS DEFINED HEREIN BUT WHICH ARE CONCEIVED OF OR MADE BY EMPLOYEE DURING THE PERIOD HE IS ENGAGED BY THE EMPLOYER OR WITH THE USE OR ASSISTANCE OF THE EMPLOYER'S FACILITIES, MATERIALS OR PERSONNEL.

     11.  NON-COMPETE.

     EMPLOYEE HEREBY AGREES THAT DURING THE TERM OF THIS AGREEMENT, THAT EMPLOYEE WILL NOT:

          (A) WITHIN ANY JURISDICTION OR MARKETING AREA IN THE UNITED STATES IN WHICH THE EMPLOYER OR ANY SUBSIDIARY THEREOF IS DOING BUSINESS, OWN, MANAGE, OPERATE, OR CONTROL ANY BUSINESS OF THE TYPE AND CHARACTER ENGAGED IN AND COMPETITIVE WITH THE EMPLOYER OR ANY SUBSIDIARY THEREOF. FOR PURPOSES OF THIS PARAGRAPH, OWNERSHIP OF SECURITIES OF NOT IN EXCESS OF FIVE PERCENT (5%) OF ANY CLASS OF SECURITIES OF A PUBLIC EMPLOYER LISTED ON A NATIONAL SECURITIES EXCHANGE OR ON THE NATIONAL ASSOCIATION OF SECURITIES DEALERS AUTOMATED QUOTATION SYSTEM (NASDAQ) SHALL NOT BE CONSIDERED TO BE COMPETITION WITH THE EMPLOYER OR ANY SUBSIDIARY THEREOF;

          (B) WITHIN ANY JURISDICTION OR MARKETING AREA IN THE UNITED STATES IN WHICH THE EMPLOYER OR ANY SUBSIDIARY THEREOF IS DOING BUSINESS, ACT AS, OR BECOME EMPLOYED AS AN OFFICER, DIRECTOR, EMPLOYEE, CONSULTANT OR AGENT OF ANY BUSINESS OF THE TYPE AND CHARACTER ENGAGED IN AND COMPETITIVE WITH THE EMPLOYER OR ANY OF ITS SUBSIDIARIES;

          (C) SOLICIT ANY SIMILAR BUSINESS TO THAT OF THE EMPLOYER'S FOR, OR SELL ANY PRODUCTS THAT ARE IN COMPETITION WITH THE EMPLOYER'S PRODUCTS TO WHICH IS, AS OF THE DATE HEREOF, A CUSTOMER OR CLIENT OF THE EMPLOYER OR ANY OF ITS SUBSIDIARIES, OR WAS SUCH A CUSTOMER OR CLIENT THEREOF WITHIN TWO YEARS PRIOR TO THE DATE OF THIS AGREEMENT; OR

          (D) FOR UP TO SIX MONTHS FOLLOWING THE TERMINATION OF THIS AGREEMENT SOLICIT THE EMPLOYMENT OF, OR HIRE, ANY FULL TIME EMPLOYEE EMPLOYED BY THE EMPLOYER OR ITS SUBSIDIARIES AS OF THE DATE OF TERMINATION OF THIS AGREEMENT.

     12. TERMINATION. EMPLOYER MAY NOT TERMINATE THIS AGREEMENT DURING ITS TERM WITHOUT CAUSE AS DEFINED HEREIN. IF THIS AGREEMENT IS TERMINATED WITHOUT CAUSE, EMPLOYEE SHALL BE ENTITLED TO THE TERMINATION PAYMENTS SET FORTH IN SECTION 14 HEREOF. ANY TERMINATION BY EMPLOYER OF EMPLOYEE OF EMPLOYEE'S EMPLOYMENT DURING THE TERM HEREOF SHALL BE COMMUNICATED BY WRITTEN NOTICE OF TERMINATION TO EMPLOYEE, IF SUCH NOTICE OF TERMINATION IS DELIVERED BY THE EMPLOYER, AND TO THE EMPLOYEE, IF SUCH NOTICE OF TERMINATION IS DELIVERED BY EMPLOYEE, ALL IN ACCORDANCE WITH THE FOLLOWING PROCEDURES:

          (A) THE NOTICE OF TERMINATION SHALL INDICATE THE SPECIFIC TERMINATION PROVISION IN THIS AGREEMENT RELIED UPON AND SHALL SET FORTH IN REASONABLE DETAIL THE FACTS AND CIRCUMSTANCES ALLEGED TO PROVIDE A BASIS FOR TERMINATION;

          (B) ANY NOTICE OF TERMINATION BY THE EMPLOYER SHALL BE APPROVED BY A RESOLUTION DULY ADOPTED BY A MAJORITY OF THE MEMBERS OF THE EMPLOYER;

          (C) IF EMPLOYEE SHALL PROVIDE THE PRESIDENT OR CHIEF EXECUTIVE OFFICER WITH A NOTICE OF TERMINATION AT LEAST 30 DAYS PRIOR TO LEAVING THE EMPLOYMENT OF THE EMPLOYER. UPON THE END OF THE THIRTY DAYS, ALL COMPENSATION PROVISIONS OF THIS AGREEMENT SHALL CEASE.

     13. TERMINATION UPON TRANSFER OF BUSINESS. NOTWITHSTANDING ANY PROVISION THIS AGREEMENT TO THE CONTRARY, EMPLOYEE MAY TERMINATE THIS AGREEMENT UPON THE HAPPENING OF ANY OF THE FOLLOWING EVENTS: (A) THE SALE BY EMPLOYER OF
SUBSTANTIALLY ALL OF ITS ASSETS TO A SINGLE PURCHASER OR TO A GROUP OF ASSOCIATED PURCHASERS; (B) THE SALE, EXCHANGE, OR OTHER DISPOSITION TO A SINGLE ENTITY OR GROUP OF ENTITIES UNDER COMMON CONTROL IN ONE TRANSACTION OR SERIES OF RELATED TRANSACTIONS OF GREATER THAN 50% OF THE OUTSTANDING SHARES OF EMPLOYER'S COMMON STOCK; (C) THE DECISION BY EMPLOYER TO TERMINATE ITS BUSINESS AND LIQUIDATE ITS ASSETS; OR (D) THE MERGER OR CONSOLIDATION OF EMPLOYER IN A TRANSACTION IN WHICH THE SHAREHOLDERS OF THE EMPLOYER IMMEDIATELY PRIOR TO SUCH MERGER OR CONSOLIDATION RECEIVE LESS THAN 50% OF THE OUTSTANDING VOTING SHARES OF THE NEW OR CONTINUING CORPORATION. IN THE EVENT EMPLOYEE DOES NOT ELECT TO TERMINATE THIS AGREEMENT UPON THE HAPPENING OF ANY OF THE EVENTS NOTED ABOVE, AND AS A RESULT OF SUCH EVENT, EMPLOYER IS NOT THE SURVIVING ENTITY, THEN THE PROVISIONS OF THIS AGREEMENT SHALL INURE TO THE BENEFIT OF AND BE BINDING UPON THE SURVIVING OR RESULTING ENTITY. IF AS A RESULT OF THE MERGER, CONSOLIDATION, TRANSFER OF ASSETS, OR OTHER EVENT LISTED ABOVE, THE DUTIES OF EMPLOYEE ARE INCREASED, THEN THE COMPENSATION OF EMPLOYEE PROVIDED FOR IN PARAGRAPH 5 OF THIS AGREEMENT SHALL BE REASONABLY ADJUSTED UPWARD FOR THE ADDITIONAL DUTIES AND RESPONSIBILITIES ASSUMED.

     14. TERMINATION PAYMENTS. IN THE EVENT THE EMPLOYEE'S EMPLOYMENT IS TERMINATED BY THE EMPLOYER DURING THE TERM HEREOF FOR REASONS OTHER THAN CAUSE, AS DEFINED HEREIN, EMPLOYEE SHALL BE PAID ANY SUMS OWED UNDER THIS AGREEMENT, INCLUDING BUT NOT LIMITED TO ANY SALARY, ANY DEFERRED COMPENSATION, ACCRUED BENEFITS, BONUSES AND OPTIONS, AND FOR ANY POTENTIAL ACTIONS FOR BREACH OF THIS AGREEMENT BY EMPLOYER. OTHER THAN ANY PAYMENTS SET FORTH IN THIS SECTION 14, EMPLOYMENT SHALL BE ENTITLED TO NO FURTHER COMPENSATION NOR ANY OTHER PAYMENTS AFTER TERMINATION. EMPLOYEE SHALL RECEIVE NO FURTHER PAYMENTS IF TERMINATED FOR CAUSE OTHER THAN ACCRUED BENEFITS.

     15. DEATH DURING EMPLOYMENT. IF EMPLOYEE DIES DURING THE TERM OF THIS AGREEMENT, EMPLOYER SHALL HAVE NO FURTHER OBLIGATIONS TO PAY EMPLOYEE OTHER THAN ANY ACCRUED BENEFITS.

     16. ILLNESS OR INCAPACITY. IF EMPLOYEE IS UNABLE TO PERFORM EMPLOYEE'S SERVICES BY REASON OF ILLNESS OR INCAPACITY FOR A PERIOD OF MORE THAN TWO (2) CONSECUTIVE MONTHS, THE COMPENSATION THEREAFTER PAYABLE TO EMPLOYEE DURING THE NEXT TWO (2) CONSECUTIVE MONTHS SHALL BE 50% OF THE COMPENSATION PROVIDED FOR HEREIN. DURING SUCH PERIOD OF ILLNESS OR INCAPACITY, EMPLOYEE SHALL BE ENTITLES TO RECEIVE INCENTIVE COMPENSATION IF ANY. NOTWITHSTANDING THE FOREGOING, IF SUCH ILLNESS OR INCAPACITY DOES NOT CEASE TO EXIST WITHIN A FOUR (4) CONSECUTIVE

MONTH PERIOD, EMPLOYEE SHALL NOT BE ENTITLED TO RECEIVE ANY FURTHER COMPENSATION NOR ANY PAYMENTS FOR SUCH ILLNESS OR INCAPACITY, AND EMPLOYER MAY TERMINATE THIS AGREEMENT WITHOUT FURTHER LIABILITY TO EMPLOYEE. ANY EXISTING OPTIONS TO PURCHASE EMPLOYER'S COMMON STOCK HELD BY EMPLOYEE AT THE TIME TERMINATION SHALL BE GOVERNED BY THE TERMS OF THE OPTION AND NOT AFFECTED BY THIS PROVISION. AT THE TERMINATION OF SUCH ILLNESS OR INCAPACITY, EMPLOYEE SHALL BE ENTITLED TO RECEIVE EMPLOYEE'S FULL COMPENSATION PAYABLE PURSUANT TO THE TERMS OF THIS AGREEMENT.

     17. NONTRANSFERABILITY. NEITHER EMPLOYEE, EMPLOYEE'S SPOUSE, EMPLOYEE'S DESIGNATED CONTINGENT BENEFICIARY, NOR THEIR ESTATES SHALL HAVE ANY RIGHT TO ANTICIPATE, ENCUMBER, OR DISPOSE OF ANY PAYMENT DUE UNDER THIS AGREEMENT. SUCH PAYMENTS AND OTHER RIGHTS ARE EXPRESSLY DECLARED NONASSIGNABLE AND NONTRANSFERABLE EXCEPT AS SPECIFICALLY PROVIDED HEREIN.

     18. INDEMNIFICATION. EMPLOYER SHALL INDEMNIFY EMPLOYEE AND HOLD EMPLOYEE HARMLESS FROM LIABILITY FOR ACTS OR DECISIONS MADE BY EMPLOYEE WHILE PERFORMING SERVICES FOR EMPLOYER TO THE GREATEST EXTENT PERMITTED BY APPLICABLE LAW. EMPLOYER SHALL USE ITS BEST EFFORTS TO OBTAIN COVERAGE FOR EMPLOYEE UNDER ANY INSURANCE POLICY NOW IN FORCE OR HEREAFTER OBTAINED DURING THE TERM OF THIS AGREEMENT INSURING OFFICERS AND DIRECTORS OF EMPLOYER AGAINST SUCH LIABILITY.

     19. ASSIGNMENT. THIS AGREEMENT MAY NOT BE ASSIGNED BY EITHER PARTY WITHOUT THE PRIOR WRITTEN CONSENT OF THE OTHER PARTY.

     20. ENTIRE AGREEMENT. THIS AGREEMENT IS AND SHALL BE CONSIDERED TO BE THE ONLY AGREEMENT OR UNDERSTANDING BETWEEN THE PARTIES HERETO WITH RESPECT TO THE EMPLOYMENT OF EMPLOYEE BY EMPLOYER. ALL NEGOTIATIONS, COMMITMENTS, AND UNDERSTANDINGS ACCEPTABLE TO BOTH PARTIES HAVE BEEN INCORPORATED HEREIN. NO LETTER, TELEGRAM, OR COMMUNICATION PASSING BETWEEN THE PARTIES HERETO COVERING ANY MATTER DURING THIS CONTRACT PERIOD, OR ANY PLANS OR PERIODS THEREAFTER, SHALL BE DEEMED A PART OF THIS AGREEMENT; NOR SHALL IT HAVE THE EFFECT OF MODIFYING OR ADDING TO THIS AGREEMENT UNLESS IT IS DISTINCTLY STATED IN SUCH LETTER, TELEGRAM, OR COMMUNICATION THAT IS TO CONSTITUTE A PART OF THIS AGREEMENT AND IS ATTACHED AS AN AMENDMENT TO THIS AGREEMENT AND IS SIGNED BY THE PARTIES TO THIS AGREEMENT.

     21. ENFORCEMENT. EACH OF THE PARTIES TO THIS AGREEMENT SHALL BE ENTITLED TO ANY REMEDIES AVAILABLE IN EQUITY OR BY STATUTE WITH RESPECT TO THE BREACH OF THE TERMS OF THIS AGREEMENT BY THE OTHER PARTY. EMPLOYEE HEREBY SPECIFICALLY ACKNOWLEDGES AND AGREES THAT A BREACH OF THE AGREEMENTS, COVENANTS AND CONDITIONS OF THIS AGREEMENT WILL CAUSE IRREPARABLE HARM AND DAMAGE TO THE EMPLOYER, THAT THE REMEDY AT LAW, FOR THE BREACH OR THREATENED BREACH OF THIS
AGREEMENT WILL BE ADEQUATE, AND THAT, IN ADDITION TO ALL OTHER REMEDIES AVAILABLE TO THE EMPLOYER FOR SUCH BREACH OR THREATENED BREACH (INCLUDING, WITHOUT LIMITATION, THE RIGHT TO RECOVER DAMAGES), THE COMPANY SHALL BE ENTITLED TO INJUNCTIVE RELIEF FOR ANY BREACH OR THREATENED BREACH OF THIS AGREEMENT.

     22. GOVERNING LAW. THIS AGREEMENT SHALL BE GOVERNED BY AND INTERPRETED IN ACCORDANCE WITH THE LAWS OF THE STATE OF NEVADA.

     23. SEVERABILITY. IF AND TO THE EXTENT THAT ANY COURT OF COMPETENT JURISDICTION HOLDS ANY PROVISION OR ANY PART THEREOF OF THIS AGREEMENT TO BE INVALID OR UNENFORCEABLE, SUCH HOLDING SHALL IN NO WAY AFFECT THE VALIDITY OF THE REMAINDER OF THIS AGREEMENT.

     24. WAIVER. NO FAILURE BY ANY PARTY TO INSIST UPON THE STRICT PERFORMANCE OF ANY COVENANT, DUTY, AGREEMENT, OR CONDITION OF THIS AGREEMENT OR TO EXERCISE ANY RIGHT OR REMEDY CONSEQUENT UPON A BREACH HEREOF SHALL CONSTITUTE A WAIVER OF ANY SUCH BREACH OR OF ANY COVENANT, AGREEMENT, TERM, OR CONDITION.

     25. LITIGATION EXPENSES. IN THE EVENT THAT IT SHALL BE NECESSARY OR DESIRABLE FOR THE EMPLOYEE OR EMPLOYER TO RETAIN LEGAL COUNSEL AND/OR INCUR OTHER COSTS AND EXPENSES IN CONNECTION WITH THE ENFORCEMENT OF ANY OR ALL OF THE PROVISIONS OF THIS AGREEMENT, THE PREVAILING PARTY SHALL BE ENTITLED TO RECOVER FROM THE OTHER PARTY REASONABLE ATTORNEYS' FEES, COSTS, AND EXPENSES INCURRED BY THE PREVAILING PARTY IN CONNECTION WITH THE ENFORCEMENT OF THIS AGREEMENT. PAYMENT SHALL BE MADE UPON THE CONCLUSION OF SUCH ACTION.

     26. SURVIVABILITY. THE PROVISIONS OF SECTION 8, 9, 10, 11 AND 12 SHALL SURVIVE TERMINATION OF THIS AGREEMENT.


     AGREED  AND  ENTERED  INTO  AS  OF  THE  DATE  FIRST  ABOVE  WRITTEN.



EMPLOYER:
RELIANT  INTERACTIVE  MEDIA  CORP.


BY:  /S/
__________________________________
     DULY  AUTHORIZED  OFFICER

EMPLOYEE:

BY:  /S/
________________________________
     KEVIN  HARRINGTON

                                   EXHIBIT  6.2
                              EMPLOYMENT  AGREEMENT

                                 TIM  HARRINGTON

EMPLOYMENT  AGREEMENT
RELIANT  INTERACTIVE  MEDIA  CORP.  ("EMPLOYER")
AND  TIM  HARRINGTON  ("EMPLOYEE").
JUNE  1999  PAGE  143

     EMPLOYMENT  AGREEMENT

THIS EMPLOYMENT AGREEMENT (THE "AGREEMENT") IS ENTERED INTO EFFECTIVE THIS 30TH DAY OF JUNE, 1999, BY AND BETWEEN RELIANT INTERACTIVE MEDIA CORP. (THE "EMPLOYER"), AND TIM HARRINGTON(THE "EMPLOYEE").

     PREMISES

          A) EMPLOYEE POSSESSES EXPERTISE, EXPERIENCE AND SKILL IN THE DEVELOPMENT AND MARKETING OF PRODUCTS VIA ELECTRONIC AND OTHER MULTI-MEDIA MEANS.

          B) EMPLOYEE HAS DEMONSTRATED THE ABILITY TO RUN, MANAGE AND BUILD A DEVELOPMENT STAGE BUSINESS.

          C) EMPLOYER DESIRES TO EMPLOY EMPLOYEE TO SERVE AS ITS PRESIDENT AND CHIEF OPERATING OFFICER TO RUN, MANAGE AND BUILD ITS BUSINESS.

          D) EMPLOYEE DESIRES TO PERFORM ALL OF SUCH SERVICES AS EMPLOYER'S EMPLOYEE AND BOTH PARTIES WANT TO ENTER INTO A WRITTEN AGREEMENT AS TO THEIR UNDERSTANDING OF THE EMPLOYMENT RELATIONSHIP.

     AGREEMENT

     FOR AND IN CONSIDERATION OF THE MUTUAL COVENANTS CONTAINED HEREIN AND OF THE MUTUAL BENEFITS TO BE DERIVED HEREUNDER, THE PARTIES AGREE AS FOLLOWS:

     1. DEFINITIONS. WHENEVER USED IN THIS AGREEMENT, THE FOLLOWING TERMS SHALL HAVE THE MEANINGS SET FORTH BELOW:

          (A) "ACCRUED BENEFITS" SHALL MEAN THE AMOUNT PAYABLE NOT LATER THAN TEN (10) DAYS FOLLOWING AN APPLICABLE TERMINATION DATE AND WHICH SHALL BE EQUAL TO THE SUM OF THE FOLLOWING AMOUNTS:

               (I)  ALL  SALARY  EARNED OR ACCRUED THROUGH THE TERMINATION DATE;

               (II) REIMBURSEMENT FOR ANY AND ALL MONIES ADVANCED IN CONNECTION WITH EMPLOYEE'S EMPLOYMENT FOR REASONABLE AND NECESSARY EXPENSES INCURRED BY EMPLOYEE AND APPROVED BY THE EMPLOYER THROUGH THE TERMINATION DATE; AND

               (III) ALL OTHER PAYMENTS AND BENEFITS TO WHICH EMPLOYEE MAY BE ENTITLED UNDER THE TERMS OF ANY BENEFIT PLAN OF THE EMPLOYER.

          (B)  "BOARD"  SHALL  MEAN  THE  BOARD  OF  DIRECTORS  OF THE EMPLOYER.

          (C)  "CAUSE"  SHALL  MEAN  ANY  OF  THE  FOLLOWING:

               (I) THE ENGAGEMENT BY EMPLOYEE IN FRAUDULENT CONDUCT, WHICH HAS A SIGNIFICANT ADVERSE IMPACT ON THE EMPLOYER IN THE CONDUCT OF THE EMPLOYER'S BUSINESS;

               (II) CONVICTION OF A FELONY INVOLVING A CRIME AGAINST THE EMPLOYER, AS EVIDENCED BY A BINDING AND FINAL JUDGMENT, ORDER OR DECREE OF A COURT OF COMPETENT JURISDICTION.
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               (III)  GROSS  NEGLIGENCE  OR  REFUSAL  BY EMPLOYEE TO PERFORM HIS
DUTIES  OR  RESPONSIBILITIES;  OR

          (D) "CODE" SHALL MEAN THE INTERNAL REVENUE CODE OF 1986, AS AMENDED FROM TIME TO TIME.

          (E) "CONFIDENTIAL INFORMATION" MEANS INFORMATION (I) DISCLOSED TO OR ACTUALLY KNOWN BY EMPLOYEE AS A CONSEQUENCE OF OR THROUGH HIS/HER EMPLOYMENT WITH THE EMPLOYER, (II) NOT GENERALLY KNOWN OUTSIDE THE EMPLOYER, AND (III) WHICH RELATES TO THE EMPLOYER'S BUSINESS. CONFIDENTIAL INFORMATION INCLUDES, BUT IS NOT LIMITED TO, INFORMATION OF A TECHNICAL NATURE, SUCH AS METHODS AND MATERIALS, TRADE SECRETS, INVENTIONS, PROCESSES, FORMULAS, SYSTEMS, COMPUTER PROGRAMS, AND STUDIES, AND INFORMATION OF A BUSINESS NATURE SUCH AS PROJECT PLANS, MARKET INFORMATION, COSTS, CUSTOMER LISTS, AND SO FORTH.

          (F) "DISABILITY" SHALL MEAN A PHYSICAL OR MENTAL CONDITION WHEREBY EMPLOYEE IS UNABLE TO PERFORM ON A FULL-TIME BASIS HIS CUSTOMARY DUTIES UNDER THIS AGREEMENT.

          (G) "DEVELOPMENTS" MEANS ALL INVENTIONS (DEFINED HEREAFTER), COMPUTER PROGRAMS, COPYRIGHT WORKS, MASK WORKS, TRADEMARKS, CONFIDENTIAL INFORMATION, WORKS OF AUTHORSHIP (DEFINED HEREAFTER), AND OTHER INTELLECTUAL PROPERTY (DEFINED HEREAFTER), MADE, CONCEIVED OR AUTHORED BY EMPLOYEE, ALONE OR JOINTLY WITH OTHERS, WHILE EMPLOYED BY THE EMPLOYER; WHETHER OR NOT DURING NORMAL BUSINESS HOURS OR ON THE EMPLOYER'S PREMISES, THAT ARE WITHIN THE PRESENT SCOPE OF THE EMPLOYER'S BUSINESS AT THE TIME SUCH DEVELOPMENTS ARE MADE, CONCEIVED, OR AUTHORED, OR WHICH RESULT FROM OR ARE SUGGESTED BY ANY WORK EMPLOYEE OR OTHERS MAY DO FOR OR ON BEHALF OF THE EMPLOYER.

          (H) "EMPLOYER" MEANS RELIANT INTERACTIVE MEDIA CORP. AND ITS SUBSIDIARIES, DIVISIONS AND AFFILIATES AS WELL AS MAJORITY OWNED COMPANIES OF SUCH SUBSIDIARIES, DIVISIONS AND AFFILIATES, OR THEIR SUCCESSORS OR ASSIGNS.

          (I) "INVENTION" MEANS DISCOVERIES, CONCEPTS, AND IDEAS, WHETHER OR NOT PATENTABLE OR COPYRIGHTABLE, INCLUDING BUT NOT LIMITED TO IMPROVEMENTS, KNOW-HOW, DATA, PROCESSES, METHODS, FORMULAE, AND TECHNIQUES, AS WELL AS IMPROVEMENTS THEREOF, OR KNOW-HOW RELATED THERETO, CONCERNING ANY PRESENT OR PROSPECTIVE ACTIVITIES OF THE EMPLOYER WHICH EMPLOYEE MAKES, DISCOVERS OR CONCEIVES (WHETHER OR NOT DURING THE HOURS OF HIS ENGAGEMENT OF WITH THE USE OF THE EMPLOYER'S FACILITIES, MATERIALS OR PERSONNEL), EITHER SOLELY OR JOINTLY WITH OTHERS DURING HIS ENGAGEMENT BY THE EMPLOYER OR ANY AFFILIATE AND, IF BASED ON OR RELATED OR PROPRIETARY INFORMATION, AT ANY TIME AFTER TERMINATION OF SUCH ENGAGEMENT.

          (J) "INTELLECTUAL PROPERTY" MEANS INVENTIONS, CONFIDENTIAL INFORMATION, WORKS OF AUTHORSHIP, PATENT RIGHTS, TRADEMARK RIGHTS, SERVICE MARK
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RIGHTS,  COPYRIGHTS, KNOW-HOW, DEVELOPMENTS AND RIGHTS OF LIKE NATURE ARISING OR
SUBSISTING ANYWHERE IN THE WORLD, IN RELATION TO ALL OF THE FOREGOING, WHETHER REGISTERED OR UNREGISTERED.

          (K) "NOTICE OF TERMINATION" SHALL MEAN THE NOTICE DESCRIBED IN SECTION 13 HEREOF.

          (L) "PERSON" SHALL MEAN ANY INDIVIDUAL, PARTNERSHIP, JOINT VENTURE, ASSOCIATION, TRUST, CORPORATION OR OTHER ENTITY, OTHER THAN AN EMPLOYEE BENEFIT PLAN OF THE EMPLOYER OF AN ENTITY ORGANIZED, APPOINTED OF ESTABLISHED PURSUANT TO THE TERMS OF ANY SUCH BENEFIT PLAN.

          (M) "PROPRIETARY INFORMATION" SHALL MEAN ANY AND ALL METHODS, INVENTIONS, IMPROVEMENTS OR DISCOVERIES, WHETHER OR NOT PATENTABLE OR COPYRIGHTABLE, AND ANY OTHER INFORMATION OF A SIMILAR NATURE RELATED TO THE BUSINESS OF THE EMPLOYER DISCLOSED TO THE EMPLOYEE OR OTHERWISE MADE KNOWN TO HIM AS A CONSEQUENCE OF OR THROUGH HIS ENGAGEMENT BY THE EMPLOYER (INCLUDING INFORMATION ORIGINATED BY EMPLOYEE) IN ANY TECHNOLOGICAL AREA PREVIOUSLY DEVELOPED BY THE EMPLOYER OR DEVELOPED, ENGAGED IN, OR RESEARCHED, BY THE EMPLOYER DURING THE TERM OF EMPLOYEE'S ENGAGEMENT, INCLUDING, BUT NOT LIMITED TO, TRADE SECRETS, PROCESSES, PRODUCTS, FORMULAE, APPARATUS, TECHNIQUES, KNOW-HOW, MARKETING PLANS, DATA, IMPROVEMENTS, STRATEGIES, FORECASTS, CUSTOMER LISTS, AND TECHNICAL REQUIREMENTS OF CUSTOMERS, UNLESS SUCH INFORMATION IS IN THE PUBLIC DOMAIN TO SUCH AN EXTENT AS TO BE READILY AVAILABLE TO COMPETITORS.

          (N)  "TERMINATION  DATE"  SHALL  MEAN, EXCEPT AS OTHERWISE PROVIDED IN
SECTION  12  HEREOF.

               (I)  EMPLOYEE'S  DATE  OF  DEATH;

               (II)  THIRTY  (30)  DAYS  AFTER  THE  DELIVERY  OF  THE NOTICE OF
TERMINATION  IF  EMPLOYEE'S  EMPLOYMENT  ON  ACCOUNT  OF  DISABILITY PURSUANT TO
SECTION  16  HEREOF,  UNLESS  EMPLOYEE  RETURNS  ON  A  FULL-TIME  BASIS  TO THE
PERFORMANCE  OF  HIS  DUTIES  PRIOR  TO  THE  EXPIRATION  OF  SUCH  PERIOD;

               (III) THIRTY (30) DAYS AFTER THE DELIVERY OF THE NOTICE OF TERMINATION IF EMPLOYEE'S EMPLOYMENT IS TERMINATED BY EMPLOYEE VOLUNTARILY; AND

               (IV)  THIRTY  (30)  DAYS  AFTER  THE  DELIVERY  OF  THE NOTICE OF
TERMINATION IF EMPLOYEE'S EMPLOYMENT IS TERMINATED BY THE EMPLOYER FOR ANY REASON OTHER THAN DEATH OR DISABILITY.

          (O) "TERMINATION PAYMENT" SHALL MEAN THE PAYMENT DESCRIBED IN SECTION 14 HEREOF.

          (P) "WORKS OF AUTHORSHIP" MEANS AN EXPRESSION FIXED IN A TANGIBLE MEDIUM OF EXPRESSION REGARDLESS OF THE NEED FOR A MACHINE TO MAKE THE EXPRESSION
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MANIFEST,  AND  INCLUDES  BUT  IS  NOT  LIMITED TO, WRITINGS, REPORTS, DRAWINGS,
SCULPTURES, ILLUSTRATIONS, VIDEO RECORDINGS, AUDIO RECORDINGS, COMPUTER PROGRAMS, AND CHARTS.

     2. EMPLOYMENT. EMPLOYER HEREBY EMPLOYS EMPLOYEE TO PERFORM THOSE DUTIES GENERALLY DESCRIBED IN THIS AGREEMENT, AND EMPLOYEE HEREBY ACCEPTS AND AGREES TO SUCH EMPLOYMENT ON THE TERMS AND CONDITIONS HEREINAFTER SET FORTH.

     3. TERM. SUBJECT TO THE TERMS AND CONDITIONS OF THIS AGREEMENT, THE TERM OF THIS AGREEMENT SHALL COMMENCE RETROACTIVELY FROM DECEMBER 1, 1998, AND END ON DECEMBER 1, 2003.

     4. DUTIES. DURING THE TERM OF THIS AGREEMENT, EMPLOYEE SHALL BE EMPLOYED BY EMPLOYER AS ITS PRESIDENT AND CHIEF OPERATING OFFICER. IN ADDITION TO THE OFFICE OF PRESIDENT AND CHIEF OPERATING OFFICER, EMPLOYEE AGREES TO SERVE IN SUCH OTHER OFFICE OR POSITION WITH EMPLOYER OR ANY SUBSIDIARY OF EMPLOYER AND AS SUCH SHALL, FROM TIME TO TIME, BE DETERMINED BY EMPLOYER'S BOARD. EMPLOYEE AGREES TO SERVE AS A MEMBER OF THE EMPLOYER'S BOARD. EMPLOYEE SHALL DEVOTE SUBSTANTIALLY ALL OF HIS WORKING TIME AND EFFORTS TO THE BUSINESS OF EMPLOYER AND ITS SUBSIDIARIES AND SHALL NOT DURING THE TERM OF THIS AGREEMENT BE ENGAGED IN ANY OTHER SUBSTANTIAL BUSINESS ACTIVITIES WHICH WILL SIGNIFICANTLY INTERFERE OR CONFLICT WITH THE REASONABLE PERFORMANCE OF HIS DUTIES HEREUNDER.

     5.  COMPENSATION.

          (A) SALARY. FOR ALL SERVICES RENDERED BY EMPLOYEE, EMPLOYER SHALL PAY TO EMPLOYEE A BASE SALARY OF $96,000 FOR THE FIRST YEAR AND THE BASE SALARY SHALL INCREASE BY $12,000 PER YEAR FOR EACH OF THE REMAINING FOUR YEARS OF THIS AGREEMENT PAYABLE IN BI-MONTHLY INSTALLMENTS. EMPLOYEE SHALL ALSO BE DUE A BASE SALARY FROM THE TIME OF THE INCEPTION OF EMPLOYMENT BY EMPLOYER OF THE EMPLOYEE TO THE DATE OF THIS AGREEMENT EQUAL TO THE RATE OF COMPENSATION AS DEFINED FOR THE FIRST YEAR OF THIS AGREEMENT. IF EMPLOYER'S FINANCIAL CONSTRAINTS SO DICTATE, EMPLOYEE AGREES TO DEFER A PORTION OF THE SALARY CONTAINED IN THIS SECTION. THIS DEFERRED BASE SALARY ALONG WITH ANY DEFERRED BASE SALARY EARNED PRIOR TO THE DATE OF THIS AGREEMENT SHALL BE PAID TO EMPLOYEE AT SUCH TIME OR TIMES AS FINANCIAL CONSTRAINTS SO DICTATE. ALL SALARY PAYMENTS SHALL BE SUBJECT TO WITHHOLDING AND OTHER APPLICABLE TAXES. THE RATE OF SALARY MAY BE INCREASED AT ANY TIME, AS THE BOARD MAY DETERMINE, BASED ON EARNINGS, INCREASED ACTIVITIES OF THE EMPLOYER, OR SUCH OTHER FACTORS AS THE BOARD MAY DEEM APPROPRIATE FROM TIME TO TIME. EMPLOYEE SHALL RECEIVE BONUS OR INCENTIVE COMPENSATION AS APPROVED BY THE BOARD.

          (B) INCENTIVE COMPENSATION. IN THE EVENT THAT EMPLOYER ACHIEVES "ADJUSTED GROSS REVENUES" ANNUALLY IN EXCESS OF $10,000,000 EMPLOYEE SHALL RECEIVE ADDITIONAL COMPENSATION EQUAL TO 6/10 OF 1% OF "ADJUSTED GROSS REVENUES". THIS INCENTIVE COMPENSATION SHALL BE PAID ON A QUARTERLY BASIS WITHIN THIRTY DAYS OF THE END OF THE CALENDAR QUARTER BASED ON THE PRECEDING CALENDAR
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

QUARTER'S "ADJUSTED GROSS REVENUES". "GROSS" AND "ADJUSTED GROSS REVENUES" ARE DEFINED AS FOLLOWS: "GROSS REVENUES" SHALL MEAN ALL INCOME OF EMPLOYER FROM ALL SOURCES EXCLUSIVE OF SALES TAXES, USE TAXES, VALUE ADDED TAXES, AND ANY OTHER TAXES IMPOSED UPON SALES OF PRODUCTS. "ADJUSTED GROSS REVENUES" SHALL MEAN EMPLOYER'S GROSS REVENUES FROM SALES OF THE PRODUCTS, LESS ALL OF THE FOLLOWING:

          (I) REFUNDS, CREDITS OR OTHER ALLOWANCES ON ACCOUNT OF RETURN OR REJECTION OF GOODS OR OTHERWISE GRANTED IN THE ORDINARY COURSE OF BUSINESS, AS ACTUALLY INCURRED AND AS RESERVED FOR ("RETURNS");

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

          (II) UNCOLLECTIBLE ACCOUNTS DUE TO CREDIT CARD CHARGE BACKS, BAD CHECKS OR OTHER REASONS OF UNCOLLECTABILITY, AS ACTUALLY INCURRED AND AS RESERVED FOR ("UNCOLLECTIBLES"); AND

          (III) SALES MADE AT OR BELOW RELIANT'S COST OF GOODS FOR PURPOSES OF LIQUIDATION OR CLOSEOUT ("LIQUIDATION SALES").

          (C) INSURANCE BENEFITS. EMPLOYER SHALL PROVIDE HEALTH AND MEDICAL INSURANCE FOR EMPLOYEE IN A FORM AND PROGRAM TO BE CHOSEN BY EMPLOYER FOR CERTAIN OF ITS FULL-TIME EMPLOYEES. EMPLOYER SHALL PROVIDE EMPLOYEE WITH DIRECTORS AND OFFICERS LIABILITY INSURANCE IN THE AMOUNT OF $2,000,000 AND LIFE AND DISABILITY INSURANCE IN AMOUNTS APPROVED BY THE BOARD.

          (D) OTHER BENEFITS. EMPLOYEE SHALL BE ENTITLED TO PARTICIPATE IN ANY RETIREMENT, PENSION, PROFIT-SHARING, OR OTHER PLAN AS MAY BE PUT IN EFFECT FROM TIME TO TIME BY THE BOARD, INCLUDING THE FOLLOWING:

          (I) QUALIFIED STOCK OPTION PLAN. PURSUANT TO A QUALIFIED STOCK OPTION PLAN AUTHORIZED BY THE BOARD AND APPROVED BY THE SHAREHOLDERS OF EMPLOYER, EMPLOYEE SHALL HAVE THE OPTION TO PURCHASE UP TO 40,000 SHARES OF EMPLOYER'S STOCK IN SIX MONTHS AT $2.50 PER SHARE, IN 12 MONTHS AT $4.00 PER SHARE, IN EIGHTEEN MONTHS AT $6.00 PER SHARE AND IN TWENTY-FOUR MONTHS AT $7.50 PER SHARE;

          (II) REVENUE PERFORMANCE BONUSES. EMPLOYEE SHALL BE ISSUED 100,000 SHARES OF EMPLOYER'S STOCK FOR EACH $10,000,000 IN GROSS REVENUES (IN ACCORDANCE WITH SEC REG SX ACCOUNTING RULES) RECEIVED BY EMPLOYER WITH A MAXIMUM OF 2,000,000 SHARES TO BE ISSUED; AND

          (III) STOCK PERFORMANCE OPTIONS. EMPLOYEE SHALL HAVE THE OPTION TO PURCHASE STOCK OF EMPLOYER AT $7.50 PER SHARE AS FOLLOWS: UP TO 100,000 SHARES IF THE PUBLIC TRADING PRICE CLOSE AT A MINIMUM OF $15 PER SHARE FOR FIVE CONSECUTIVE DAYS; UP TO AN ADDITIONAL 100,000 SHARES SHOULD THE PUBLIC TRADING PRICE CLOSE AT A MINIMUM OF $20 PER SHARE FOR FIVE CONSECUTIVE DAYS; AND UP TO
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AN  ADDITIONAL  120,000  SHARES  IF  THE  PUBLIC TRADING PRICE SHOULD CLOSE AT A
MINIMUM  OF  $25  FOR  FIVE  CONSECUTIVE  DAYS.


          (E) AUTOMOBILE / TRANSPORTATION. EMPLOYER SHALL PAY FOR EMPLOYEES MONTHLY AUTOMOBILE PAYMENT, NOT TO EXCEED $750 PER MONTH, INCLUDING APPLICABLE INSURANCE.

     6. EXPENSES. EMPLOYER WILL REIMBURSE EMPLOYEE FOR EXPENSES INCURRED IN CONNECTION WITH EMPLOYER'S BUSINESS, INCLUDING EXPENSES FOR TRAVEL, LODGING, MEALS, BEVERAGES, ENTERTAINMENT, AND OTHER ITEMS OF EMPLOYEE'S PERIODIC PRESENTATION OF AN ACCOUNT OF SUCH EXPENSES.

     7. WORKING FACILITIES. EMPLOYER SHALL PROVIDE TO EMPLOYEE OFFICES AND FACILITIES APPROPRIATE TO EMPLOYEE'S POSITION AND SUITABLE FOR THE PERFORMANCE OF EMPLOYEE'S DUTIES AS SET FORTH IN THIS AGREEMENT.

     8. NONDISCLOSURE OF PROPRIETARY AND CONFIDENTIAL INFORMATION. RECOGNIZING THAT THE EMPLOYER IS PRESENTLY ENGAGED, AND MAY HEREAFTER CONTINUE TO BE ENGAGED IN THE RESEARCH AND DEVELOPMENT OF PROCESSES, THE MANUFACTURING OF PRODUCTS OR PERFORMANCE OF SERVICES, WHICH INVOLVE EXPERIMENTAL AND INVENTIVE WORK AND THAT THE SUCCESS OF THE EMPLOYER'S BUSINESS DEPENDS UPON THE PROTECTION OF THE PROCESSES, PRODUCTS AND SERVICES BY PATENT, COPYRIGHT OR BY SECRECY AND THAT EMPLOYEE HAS HAD, OR DURING THE COURSE OF HIS ENGAGEMENT MAY HAVE, ACCESS TO PROPRIETARY AND CONFIDENTIAL INFORMATION, AS HEREIN DEFINED, OF THE EMPLOYER OR OTHER INFORMATION AND DATA OF A SECRET OR PROPRIETARY NATURE OF THE EMPLOYER WHICH THE EMPLOYER WISHES TO KEEP CONFIDENTIAL AND EMPLOYEE HAS FURNISHED, OR DURING THE COURSE OF HIS ENGAGEMENT MAY FURNISH, SUCH INFORMATION TO THE EMPLOYER, EMPLOYEE AGREES AND ACKNOWLEDGES THAT:

          (A) THE EMPLOYER HAS EXCLUSIVE PROPERTY RIGHTS TO ALL PROPRIETARY AND CONFIDENTIAL INFORMATION AND EMPLOYEE HEREBY ASSIGNS ALL RIGHTS HE MIGHT OTHERWISE POSSESS IN ANY PROPRIETARY AND CONFIDENTIAL INFORMATION TO THE EMPLOYER. EXCEPT AS REQUIRED IN THE PERFORMANCE OF HIS DUTIES TO THE EMPLOYER, EMPLOYEE WILL NOT AT ANY TIME DURING OR AFTER THE TERM OF HIS ENGAGEMENT, WHICH TERM SHALL INCLUDE ANY TIME IN WHICH EMPLOYEE MAY BE RETAINED BY THE EMPLOYER AS A CONSULTANT, DIRECTLY OR INDIRECTLY USE, COMMUNICATE, DISCLOSE OR DISSEMINATE ANY PROPRIETARY OR CONFIDENTIAL INFORMATION OF A SECRET, PROPRIETARY, CONFIDENTIAL OR GENERALLY UNDISCLOSED NATURE RELATING TO THE EMPLOYER, ITS PRODUCTS, CUSTOMERS, PROCESSES AND SERVICES, INCLUDING INFORMATION RELATING TO TESTING, RESEARCH, DEVELOPMENT, MANUFACTURING, MARKETING AND SELLING.

          (B) ALL DOCUMENTS, RECORDS, NOTEBOOKS, NOTES, MEMORANDA AND SIMILAR REPOSITORIES OF, OR CONTAINING, PROPRIETARY AND CONFIDENTIAL INFORMATION OR ANY OTHER INFORMATION OF A SECRET, PROPRIETARY, CONFIDENTIAL OR GENERALLY
                                       95
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UNDISCLOSED  NATURE  RELATING  TO  THE EMPLOYER OR ITS OPERATIONS AND ACTIVITIES
MADE OR COMPILED BY EMPLOYEE AT ANY TIME OR MADE AVAILABLE TO HIM PRIOR TO OR DURING THE TERM OF HIS ENGAGEMENT BY THE EMPLOYER, INCLUDING ANY AND ALL COPIES THEREOF, SHALL BE THE PROPERTY OF THE EMPLOYER, SHALL BE HELD BY HIM IN TRUST SOLELY FOR THE BENEFIT OF THE EMPLOYER, AND SHALL BE DELIVERED TO THE EMPLOYER BY HIM ON THE TERMINATION OF HIS ENGAGEMENT OR AT ANY OTHER TIME ON THE REQUEST OF THE EMPLOYER.

          (C) EMPLOYEE WILL NOT ASSERT ANY RIGHTS UNDER ANY INVENTIONS, TRADEMARKS, COPYRIGHTS, DISCOVERIES, CONCEPTS OR IDEAS, OR IMPROVEMENTS THEREOF, OR KNOW-HOW RELATED THERETO, AS HAVING BEEN MADE OR ACQUIRED BY HIM DURING THE TERM OF HIS ENGAGEMENT IF BASED ON OR OTHERWISE RELATED TO PROPRIETARY OR CONFIDENTIAL INFORMATION.

     9.  ASSIGNMENT  OF  INVENTIONS.

          (A) ALL INVENTIONS SHALL BE THE SOLE PROPERTY OF THE EMPLOYER, AND EMPLOYEE AGREES TO PERFORM THE PROVISIONS OF THE SECTION 9 WITH RESPECT THERETO WITHOUT THE PAYMENT BY THE EMPLOYER OF ANY ROYALTY OR ANY CONSIDERATION THEREFOR OTHER THAN THE REGULAR COMPENSATION PAID TO EMPLOYEE IN THE CAPACITY OF ANY EMPLOYEE OR CONSULTANT.

          (B) EMPLOYEE SHALL APPLY, AT THE EMPLOYER'S REQUEST AND EXPENSE, FOR UNITED STATES AND FOREIGN LETTERS PATENT OR COPYRIGHTS EITHER IN EMPLOYEE'S NAME OR OTHERWISE AN THE EMPLOYER SHALL DESIRE.

          (C) EMPLOYEE HEREBY ASSIGNS TO THE EMPLOYER ALL OF HIS RIGHTS TO SUCH INVENTIONS, AND TO APPLICATIONS FOR UNITED STATES AND/OR FOREIGN LETTERS PATENT OR COPYRIGHTS AND TO UNITED STATES AND/OR FOREIGN LETTER PATENT OR COPYRIGHTS GRANTED UPON SUCH INVENTIONS.

          (D) EMPLOYEE SHALL ACKNOWLEDGE AND DELIVER PROMPTLY TO THE EMPLOYER, WITHOUT CHARGE TO THE EMPLOYER, BUT AT ITS EXPENSE, SUCH WRITTEN INSTRUMENTS (INCLUDING APPLICATIONS AND ASSIGNMENTS) AND DO SUCH OTHER ACTS, SUCH AS GIVING TESTIMONY IN SUPPORT OF EMPLOYEE'S INVENTORSHIP, AS MAY BE NECESSARY IN THE OPINION OF THE EMPLOYER TO OBTAIN, MAINTAIN, EXTEND, REISSUE AND ENFORCE UNITED STATES AND/OR FOREIGN LETTERS PATENT AND COPYRIGHTS RELATION TO THE INVENTIONS AND TO VEST THE ENTIRE RIGHT AND TITLE THERETO IN THE EMPLOYER OF ITS NOMINEE. EMPLOYEE ACKNOWLEDGES AND AGREES THAT ANY COPYRIGHT DEVELOPED OR CONCEIVED OF, BY EMPLOYEE DURING THE TERM OF HIS EMPLOYMENT WHICH IS RELATED TO THE BUSINESS OF THE EMPLOYER SHALL BE A "WORK FOR HIRE" UNDER THE COPYRIGHT LAW OF THE UNITED STATES AND OTHER APPLICABLE JURISDICTIONS.

          (E) EMPLOYEE REPRESENTS THAT HIS PERFORMANCE OF ALL THE TERMS OF THIS AGREEMENT AND AS AN EMPLOYEE OF OR CONSULTANT TO THE EMPLOYER DOES NOT AND WILL NOT BREACH ANY TRUST PRIOR TO HIS EMPLOYMENT BY THE EMPLOYER. EMPLOYEE AGREES NOT TO ENTER INTO ANY AGREEMENT EITHER WRITTEN OR ORAL IN CONFLICT HEREWITH AND
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REPRESENTS  AND  AGREES  THAT  HE HAS NOT BROUGHT AND WILL NOT BRING WITH TO THE
EMPLOYER OR USE IN THE PERFORMANCE OF HIS RESPONSIBILITIES AT THE EMPLOYER ANY MATERIALS OR DOCUMENTS OF A FORMER EMPLOYER WHICH ARE NOT GENERALLY AVAILABLE TO THE PUBLIC, UNLESS HE HAS OBTAINED WRITTEN AUTHORIZATION FROM THE FORMER EMPLOYER FOR THEIR POSSESSION AND USE, A COPY OF WHICH HAS BEEN PROVIDED TO THE EMPLOYER.

          (F) NO PROVISIONS OF THE PARAGRAPH SHALL BE DEEMED TO LIMIT THE RESTRICTIONS APPLICABLE TO EMPLOYEE UNDER SECTION 8 AND 9.

     10.  SHOP  RIGHTS.

     THE EMPLOYER SHALL ALSO HAVE THE ROYALTY-FREE RIGHT TO USE IN ITS BUSINESS, AND TO MAKE, USE AND SELL PRODUCTS, PROCESSES AND/OR SERVICES DERIVED FROM ANY INVENTIONS, DISCOVERIES, CONCEPTS AND IDEAS, WHETHER OR NOT PATENTABLE, INCLUDING BUT NOT LIMITED TO PROCESSES, METHODS, FORMULAS AND TECHNIQUES, AS WELL AS IMPROVEMENTS THEREOF OR KNOW-HOW RELATED THERETO, WHICH ARE NOT WITHIN THE SCOPE OF INVENTIONS AS DEFINED HEREIN BUT WHICH ARE CONCEIVED OF OR MADE BY EMPLOYEE DURING THE PERIOD HE IS ENGAGED BY THE EMPLOYER OR WITH THE USE OR ASSISTANCE OF THE EMPLOYER'S FACILITIES, MATERIALS OR PERSONNEL.

     11.  NON-COMPETE.

     EMPLOYEE HEREBY AGREES THAT DURING THE TERM OF THIS AGREEMENT EMPLOYEE WILL
NOT:

          (A) WITHIN ANY JURISDICTION OR MARKETING AREA IN THE UNITED STATES IN WHICH THE EMPLOYER OR ANY SUBSIDIARY THEREOF IS DOING BUSINESS, OWN, MANAGE, OPERATE, OR CONTROL ANY BUSINESS OF THE TYPE AND CHARACTER ENGAGED IN AND COMPETITIVE WITH THE EMPLOYER OR ANY SUBSIDIARY THEREOF. FOR PURPOSES OF THIS PARAGRAPH, OWNERSHIP OF SECURITIES OF NOT IN EXCESS OF FIVE PERCENT (5%) OF ANY CLASS OF SECURITIES OF A PUBLIC EMPLOYER LISTED ON A NATIONAL SECURITIES EXCHANGE OR ON THE NATIONAL ASSOCIATION OF SECURITIES DEALERS AUTOMATED QUOTATION SYSTEM (NASDAQ) SHALL NOT BE CONSIDERED TO BE COMPETITION WITH THE EMPLOYER OR ANY SUBSIDIARY THEREOF;

          (B) WITHIN ANY JURISDICTION OR MARKETING AREA IN THE UNITED STATES IN WHICH THE EMPLOYER OR ANY SUBSIDIARY THEREOF IS DOING BUSINESS, ACT AS, OR BECOME EMPLOYED AS AN OFFICER, DIRECTOR, EMPLOYEE, CONSULTANT OR AGENT OF ANY BUSINESS OF THE TYPE AND CHARACTER ENGAGED IN AND COMPETITIVE WITH THE EMPLOYER OR ANY OF ITS SUBSIDIARIES;

          (C) SOLICIT ANY SIMILAR BUSINESS TO THAT OF THE EMPLOYER'S FOR, OR SELL ANY PRODUCTS THAT ARE IN COMPETITION WITH THE EMPLOYER'S PRODUCTS TO WHICH IS, AS OF THE DATE HEREOF, A CUSTOMER OR CLIENT OF THE EMPLOYER OR ANY OF ITS SUBSIDIARIES, OR WAS SUCH A CUSTOMER OR CLIENT THEREOF WITHIN TWO YEARS PRIOR TO THE DATE OF THIS AGREEMENT; OR

          (D) FOR UP TO SIX MONTHS FOLLOWING THE TERMINATION OF THIS AGREEMENT, SOLICIT THE EMPLOYMENT OF, OR HIRE, ANY FULL TIME EMPLOYEE EMPLOYED BY THE EMPLOYER OR ITS SUBSIDIARIES AS OF THE DATE OF TERMINATION OF THIS AGREEMENT.

     12. TERMINATION. EMPLOYER MAY NOT TERMINATE THIS AGREEMENT DURING ITS TERM WITHOUT CAUSE AS DEFINED HEREIN. IF THIS AGREEMENT IS TERMINATED WITHOUT CAUSE, EMPLOYEE SHALL BE ENTITLED TO THE TERMINATION PAYMENTS SET FORTH IN SECTION 14 HEREOF. ANY TERMINATION BY EMPLOYER OF EMPLOYEE OF EMPLOYEE'S EMPLOYMENT DURING THE TERM HEREOF SHALL BE COMMUNICATED BY WRITTEN NOTICE OF TERMINATION TO EMPLOYEE, IF SUCH NOTICE OF TERMINATION IS DELIVERED BY THE EMPLOYER, AND TO THE EMPLOYEE, IF SUCH NOTICE OF TERMINATION IS DELIVERED BY EMPLOYEE, ALL IN ACCORDANCE WITH THE FOLLOWING PROCEDURES:

          (A) THE NOTICE OF TERMINATION SHALL INDICATE THE SPECIFIC TERMINATION PROVISION IN THIS AGREEMENT RELIED UPON AND SHALL SET FORTH IN REASONABLE DETAIL THE FACTS AND CIRCUMSTANCES ALLEGED TO PROVIDE A BASIS FOR TERMINATION;

          (B) ANY NOTICE OF TERMINATION BY THE EMPLOYER SHALL BE APPROVED BY A RESOLUTION DULY ADOPTED BY A MAJORITY OF THE MEMBERS OF THE EMPLOYER;

          (C) IF EMPLOYEE SHALL PROVIDE THE PRESIDENT OR CHIEF EXECUTIVE OFFICER WITH A NOTICE OF TERMINATION AT LEAST 30 DAYS PRIOR TO LEAVING THE EMPLOYMENT OF THE EMPLOYER. UPON THE END OF THE THIRTY DAYS, ALL COMPENSATION PROVISIONS OF THIS AGREEMENT SHALL CEASE.

     13. TERMINATION UPON TRANSFER OF BUSINESS. NOTWITHSTANDING ANY PROVISION THIS AGREEMENT TO THE CONTRARY, EMPLOYEE MAY TERMINATE THIS AGREEMENT UPON THE HAPPENING OF ANY OF THE FOLLOWING EVENTS: (A) THE SALE BY EMPLOYER OF
SUBSTANTIALLY ALL OF ITS ASSETS TO A SINGLE PURCHASER OR TO A GROUP OF ASSOCIATED PURCHASERS; (B) THE SALE, EXCHANGE, OR OTHER DISPOSITION TO A SINGLE ENTITY OR GROUP OF ENTITIES UNDER COMMON CONTROL IN ONE TRANSACTION OR SERIES OF RELATED TRANSACTIONS OF GREATER THAN 50% OF THE OUTSTANDING SHARES OF EMPLOYER'S COMMON STOCK; (C) THE DECISION BY EMPLOYER TO TERMINATE ITS BUSINESS AND LIQUIDATE ITS ASSETS; OR (D) THE MERGER OR CONSOLIDATION OF EMPLOYER IN A TRANSACTION IN WHICH THE SHAREHOLDERS OF THE EMPLOYER IMMEDIATELY PRIOR TO SUCH MERGER OR CONSOLIDATION RECEIVE LESS THAN 50% OF THE OUTSTANDING VOTING SHARES OF THE NEW OR CONTINUING CORPORATION. IN THE EVENT EMPLOYEE DOES NOT ELECT TO TERMINATE THIS AGREEMENT UPON THE HAPPENING OF ANY OF THE EVENTS NOTED ABOVE, AND AS A RESULT OF SUCH EVENT, EMPLOYER IS NOT THE SURVIVING ENTITY, THEN THE PROVISIONS OF THIS AGREEMENT SHALL INURE TO THE BENEFIT OF AND BE BINDING UPON THE SURVIVING OR RESULTING ENTITY. IF AS A RESULT OF THE MERGER, CONSOLIDATION, TRANSFER OF ASSETS, OR OTHER EVENT LISTED ABOVE, THE DUTIES OF EMPLOYEE ARE INCREASED, THEN THE COMPENSATION OF EMPLOYEE PROVIDED FOR IN PARAGRAPH 5 OF THIS AGREEMENT SHALL BE REASONABLY ADJUSTED UPWARD FOR THE ADDITIONAL DUTIES AND RESPONSIBILITIES ASSUMED.

     14. TERMINATION PAYMENTS. IN THE EVENT THE EMPLOYEE'S EMPLOYMENT IS TERMINATED BY THE EMPLOYER DURING THE TERM HEREOF FOR REASONS OTHER THAN CAUSE, AS DEFINED HEREIN, EMPLOYEE SHALL BE PAID ANY SUMS OWED UNDER THIS AGREEMENT, INCLUDING BUT NOT LIMITED TO ANY SALARY, ANY DEFERRED COMPENSATION, ACCRUED BENEFITS, BONUSES AND OPTIONS, AND FOR ANY POTENTIAL ACTIONS FOR BREACH OF THIS AGREEMENT BY EMPLOYER. OTHER THAN ANY PAYMENTS SET FORTH IN THIS SECTION 14, EMPLOYMENT SHALL BE ENTITLED TO NO FURTHER COMPENSATION NOR ANY OTHER PAYMENTS AFTER TERMINATION. EMPLOYEE SHALL RECEIVE NO FURTHER PAYMENTS IF TERMINATED FOR CAUSE OTHER THAN ACCRUED BENEFITS.

     15. DEATH DURING EMPLOYMENT. IF EMPLOYEE DIES DURING THE TERM OF THIS AGREEMENT, EMPLOYER SHALL HAVE NO FURTHER OBLIGATIONS TO PAY EMPLOYEE OTHER THAN ANY ACCRUED BENEFITS.

     16. ILLNESS OR INCAPACITY. IF EMPLOYEE IS UNABLE TO PERFORM EMPLOYEE'S SERVICES BY REASON OF ILLNESS OR INCAPACITY FOR A PERIOD OF MORE THAN TWO (2) CONSECUTIVE MONTHS, THE COMPENSATION THEREAFTER PAYABLE TO EMPLOYEE DURING THE NEXT TWO (2) CONSECUTIVE MONTHS SHALL BE 50% OF THE COMPENSATION PROVIDED FOR HEREIN. DURING SUCH PERIOD OF ILLNESS OR INCAPACITY, EMPLOYEE SHALL BE ENTITLES TO RECEIVE INCENTIVE COMPENSATION IF ANY. NOTWITHSTANDING THE FOREGOING, IF SUCH ILLNESS OR INCAPACITY DOES NOT CEASE TO EXIST WITHIN A FOUR (4) CONSECUTIVE MONTH PERIOD, EMPLOYEE SHALL NOT BE ENTITLED TO RECEIVE ANY FURTHER COMPENSATION NOR ANY PAYMENTS FOR SUCH ILLNESS OR INCAPACITY, AND EMPLOYER MAY TERMINATE THIS AGREEMENT WITHOUT FURTHER LIABILITY TO EMPLOYEE. ANY EXISTING OPTIONS TO PURCHASE EMPLOYER'S COMMON STOCK HELD BY EMPLOYEE AT THE TIME TERMINATION SHALL BE GOVERNED BY THE TERMS OF THE OPTION AND NOT AFFECTED BY THIS PROVISION. AT THE TERMINATION OF SUCH ILLNESS OR INCAPACITY, EMPLOYEE SHALL BE ENTITLED TO RECEIVE EMPLOYEE'S FULL COMPENSATION PAYABLE PURSUANT TO THE TERMS OF THIS AGREEMENT.

     17. NONTRANSFERABILITY. NEITHER EMPLOYEE, EMPLOYEE'S SPOUSE, EMPLOYEE'S DESIGNATED CONTINGENT BENEFICIARY, NOR THEIR ESTATES SHALL HAVE ANY RIGHT TO ANTICIPATE, ENCUMBER, OR DISPOSE OF ANY PAYMENT DUE UNDER THIS AGREEMENT. SUCH PAYMENTS AND OTHER RIGHTS ARE EXPRESSLY DECLARED NONASSIGNABLE AND NONTRANSFERABLE EXCEPT AS SPECIFICALLY PROVIDED HEREIN.

     18. INDEMNIFICATION. EMPLOYER SHALL INDEMNIFY EMPLOYEE AND HOLD EMPLOYEE HARMLESS FROM LIABILITY FOR ACTS OR DECISIONS MADE BY EMPLOYEE WHILE PERFORMING SERVICES FOR EMPLOYER TO THE GREATEST EXTENT PERMITTED BY APPLICABLE LAW. EMPLOYER SHALL USE ITS BEST EFFORTS TO OBTAIN COVERAGE FOR EMPLOYEE UNDER ANY INSURANCE POLICY NOW IN FORCE OR HEREAFTER OBTAINED DURING THE TERM OF THIS AGREEMENT INSURING OFFICERS AND DIRECTORS OF EMPLOYER AGAINST SUCH LIABILITY.

     19. ASSIGNMENT. THIS AGREEMENT MAY NOT BE ASSIGNED BY EITHER PARTY WITHOUT THE PRIOR WRITTEN CONSENT OF THE OTHER PARTY.

     20. ENTIRE AGREEMENT. THIS AGREEMENT IS AND SHALL BE CONSIDERED TO BE THE ONLY AGREEMENT OR UNDERSTANDING BETWEEN THE PARTIES HERETO WITH RESPECT TO THE EMPLOYMENT OF EMPLOYEE BY EMPLOYER. ALL NEGOTIATIONS, COMMITMENTS, AND UNDERSTANDINGS ACCEPTABLE TO BOTH PARTIES HAVE BEEN INCORPORATED HEREIN. NO LETTER, TELEGRAM, OR COMMUNICATION PASSING BETWEEN THE PARTIES HERETO COVERING ANY MATTER DURING THIS CONTRACT PERIOD, OR ANY PLANS OR PERIODS THEREAFTER, SHALL BE DEEMED A PART OF THIS AGREEMENT; NOR SHALL IT HAVE THE EFFECT OF MODIFYING OR ADDING TO THIS AGREEMENT UNLESS IT IS DISTINCTLY STATED IN SUCH LETTER, TELEGRAM, OR COMMUNICATION THAT IS TO CONSTITUTE A PART OF THIS AGREEMENT AND IS ATTACHED AS AN AMENDMENT TO THIS AGREEMENT AND IS SIGNED BY THE PARTIES TO THIS AGREEMENT.

     21. ENFORCEMENT. EACH OF THE PARTIES TO THIS AGREEMENT SHALL BE ENTITLED TO ANY REMEDIES AVAILABLE IN EQUITY OR BY STATUTE WITH RESPECT TO THE BREACH OF THE TERMS OF THIS AGREEMENT BY THE OTHER PARTY. EMPLOYEE HEREBY SPECIFICALLY ACKNOWLEDGES AND AGREES THAT A BREACH OF THE AGREEMENTS, COVENANTS AND CONDITIONS OF THIS AGREEMENT WILL CAUSE IRREPARABLE HARM AND DAMAGE TO THE EMPLOYER, THAT THE REMEDY AT LAW, FOR THE BREACH OR THREATENED BREACH OF THIS
AGREEMENT WILL BE ADEQUATE, AND THAT, IN ADDITION TO ALL OTHER REMEDIES AVAILABLE TO THE EMPLOYER FOR SUCH BREACH OR THREATENED BREACH (INCLUDING, WITHOUT LIMITATION, THE RIGHT TO RECOVER DAMAGES), THE COMPANY SHALL BE ENTITLED TO INJUNCTIVE RELIEF FOR ANY BREACH OR THREATENED BREACH OF THIS AGREEMENT.

     22. GOVERNING LAW. THIS AGREEMENT SHALL BE GOVERNED BY AND INTERPRETED IN ACCORDANCE WITH THE LAWS OF THE STATE OF NEVADA.

     23. SEVERABILITY. IF AND TO THE EXTENT THAT ANY COURT OF COMPETENT JURISDICTION HOLDS ANY PROVISION OR ANY PART THEREOF OF THIS AGREEMENT TO BE INVALID OR UNENFORCEABLE, SUCH HOLDING SHALL IN NO WAY AFFECT THE VALIDITY OF THE REMAINDER OF THIS AGREEMENT.

     24. WAIVER. NO FAILURE BY ANY PARTY TO INSIST UPON THE STRICT PERFORMANCE OF ANY COVENANT, DUTY, AGREEMENT, OR CONDITION OF THIS AGREEMENT OR TO EXERCISE ANY RIGHT OR REMEDY CONSEQUENT UPON A BREACH HEREOF SHALL CONSTITUTE A WAIVER OF ANY SUCH BREACH OR OF ANY COVENANT, AGREEMENT, TERM, OR CONDITION.

     25. LITIGATION EXPENSES. IN THE EVENT THAT IT SHALL BE NECESSARY OR DESIRABLE FOR THE EMPLOYEE OR EMPLOYER TO RETAIN LEGAL COUNSEL AND/OR INCUR OTHER COSTS AND EXPENSES IN CONNECTION WITH THE ENFORCEMENT OF ANY OR ALL OF THE PROVISIONS OF THIS AGREEMENT, THE PREVAILING PARTY SHALL BE ENTITLED TO RECOVER FROM THE OTHER PARTY REASONABLE ATTORNEYS' FEES, COSTS, AND EXPENSES INCURRED BY THE PREVAILING PARTY IN CONNECTION WITH THE ENFORCEMENT OF THIS AGREEMENT. PAYMENT SHALL BE MADE UPON THE CONCLUSION OF SUCH ACTION.

     26. SURVIVABILITY. THE PROVISIONS OF SECTION 8, 9, 10, 11 AND 12 SHALL SURVIVE TERMINATION OF THIS AGREEMENT.


     AGREED  AND  ENTERED  INTO  AS  OF  THE  DATE  FIRST  ABOVE  WRITTEN.

C
EMPLOYER:
RELIANT  INTERACTIVE  MEDIA  CORP.


BY:  /S/
__________________________________
     DULY  AUTHORIZED  OFFICER

EMPLOYEE:


BY:  /S/
________________________________
     TIM  HARRINGTON

                                   EXHIBIT  6.3
                              EMPLOYMENT  AGREEMENT

                                   MEL  ARTHUR

EMPLOYMENT  AGREEMENT
RELIANT  INTERACTIVE  MEDIA  CORP.  ("EMPLOYER")
AND  MEL  ARTHUR  ("EMPLOYEE").
JUNE  1999  PAGE  161


     EMPLOYMENT  AGREEMENT

THIS EMPLOYMENT AGREEMENT (THE "AGREEMENT") IS ENTERED INTO EFFECTIVE THIS 30TH DAY OF JUNE, 1999, BY AND BETWEEN RELIANT INTERACTIVE MEDIA CORP. (THE "EMPLOYER"), AND MEL ARTHUR (THE "EMPLOYEE").

     PREMISES

          A) EMPLOYEE POSSESSES EXPERTISE, EXPERIENCE AND SKILL IN THE DEVELOPMENT AND MARKETING OF PRODUCTS VIA ELECTRONIC AND OTHER MULTI-MEDIA MEANS.

          B) EMPLOYEE HAS DEMONSTRATED THE ABILITY TO RUN, MANAGE AND BUILD A DEVELOPMENT STAGE BUSINESS.

          C) EMPLOYER DESIRES TO EMPLOY EMPLOYEE TO SERVE AS ITS EXECUTIVE VICE PRESIDENT.

          D) EMPLOYEE DESIRES TO PERFORM ALL OF SUCH SERVICES AS EMPLOYER'S EMPLOYEE AND BOTH PARTIES WANT TO ENTER INTO A WRITTEN AGREEMENT AS TO THEIR UNDERSTANDING OF THE EMPLOYMENT RELATIONSHIP.

     AGREEMENT

     FOR AND IN CONSIDERATION OF THE MUTUAL COVENANTS CONTAINED HEREIN AND OF THE MUTUAL BENEFITS TO BE DERIVED HEREUNDER, THE PARTIES AGREE AS FOLLOWS:

     1. DEFINITIONS. WHENEVER USED IN THIS AGREEMENT, THE FOLLOWING TERMS SHALL HAVE THE MEANINGS SET FORTH BELOW:

          (A) "ACCRUED BENEFITS" SHALL MEAN THE AMOUNT PAYABLE NOT LATER THAN TEN (10) DAYS FOLLOWING AN APPLICABLE TERMINATION DATE AND WHICH SHALL BE EQUAL TO THE SUM OF THE FOLLOWING AMOUNTS:

               (I)  ALL  SALARY  EARNED OR ACCRUED THROUGH THE TERMINATION DATE;

               (II) REIMBURSEMENT FOR ANY AND ALL MONIES ADVANCED IN CONNECTION WITH EMPLOYEE'S EMPLOYMENT FOR REASONABLE AND NECESSARY EXPENSES INCURRED BY EMPLOYEE AND APPROVED BY THE EMPLOYER THROUGH THE TERMINATION DATE; AND

               (III) ALL OTHER PAYMENTS AND BENEFITS TO WHICH EMPLOYEE MAY BE ENTITLED UNDER THE TERMS OF ANY BENEFIT PLAN OF THE EMPLOYER.

          (B)  "BOARD"  SHALL  MEAN  THE  BOARD  OF  DIRECTORS  OF THE EMPLOYER.

          (C)  "CAUSE"  SHALL  MEAN  ANY  OF  THE  FOLLOWING:

               (I) THE ENGAGEMENT BY EMPLOYEE IN FRAUDULENT CONDUCT, WHICH HAS A SIGNIFICANT ADVERSE IMPACT ON THE EMPLOYER IN THE CONDUCT OF THE EMPLOYER'S BUSINESS;

               (II) CONVICTION OF A FELONY INVOLVING A CRIME AGAINST THE EMPLOYER, AS EVIDENCED BY A BINDING AND FINAL JUDGMENT, ORDER OR DECREE OF A COURT OF COMPETENT JURISDICTION.

               (III) GROSS NEGLIGENCE OR REFUSAL BY EMPLOYEE TO PERFORM HIS DUTIES OR RESPONSIBILITIES; OR

          (D) "CODE" SHALL MEAN THE INTERNAL REVENUE CODE OF 1986, AS AMENDED FROM TIME TO TIME.

          (E) "CONFIDENTIAL INFORMATION" MEANS INFORMATION (I) DISCLOSED TO OR ACTUALLY KNOWN BY EMPLOYEE AS A CONSEQUENCE OF OR THROUGH HIS/HER EMPLOYMENT WITH THE EMPLOYER, (II) NOT GENERALLY KNOWN OUTSIDE THE EMPLOYER, AND (III) WHICH RELATES TO THE EMPLOYER'S BUSINESS. CONFIDENTIAL INFORMATION INCLUDES, BUT IS NOT LIMITED TO, INFORMATION OF A TECHNICAL NATURE, SUCH AS METHODS AND MATERIALS, TRADE SECRETS, INVENTIONS, PROCESSES, FORMULAS, SYSTEMS, COMPUTER PROGRAMS, AND STUDIES, AND INFORMATION OF A BUSINESS NATURE SUCH AS PROJECT PLANS, MARKET INFORMATION, COSTS, CUSTOMER LISTS, AND SO FORTH.

          (F) "DISABILITY" SHALL MEAN A PHYSICAL OR MENTAL CONDITION WHEREBY EMPLOYEE IS UNABLE TO PERFORM ON A FULL-TIME BASIS HIS CUSTOMARY DUTIES UNDER THIS AGREEMENT.

          (G) "DEVELOPMENTS" MEANS ALL INVENTIONS (DEFINED HEREAFTER), COMPUTER PROGRAMS, COPYRIGHT WORKS, MASK WORKS, TRADEMARKS, CONFIDENTIAL INFORMATION, WORKS OF AUTHORSHIP (DEFINED HEREAFTER), AND OTHER INTELLECTUAL PROPERTY (DEFINED HEREAFTER), MADE, CONCEIVED OR AUTHORED BY EMPLOYEE, ALONE OR JOINTLY WITH OTHERS, WHILE EMPLOYED BY THE EMPLOYER; WHETHER OR NOT DURING NORMAL BUSINESS HOURS OR ON THE EMPLOYER'S PREMISES, THAT ARE WITHIN THE PRESENT SCOPE OF THE EMPLOYER'S BUSINESS AT THE TIME SUCH DEVELOPMENTS ARE MADE, CONCEIVED, OR AUTHORED, OR WHICH RESULT FROM OR ARE SUGGESTED BY ANY WORK EMPLOYEE OR OTHERS MAY DO FOR OR ON BEHALF OF THE EMPLOYER.

          (H) "EMPLOYER" MEANS RELIANT INTERACTIVE MEDIA CORP. AND ITS SUBSIDIARIES, DIVISIONS AND AFFILIATES AS WELL AS MAJORITY OWNED COMPANIES OF SUCH SUBSIDIARIES, DIVISIONS AND AFFILIATES, OR THEIR SUCCESSORS OR ASSIGNS.

          (I) "INVENTION" MEANS DISCOVERIES, CONCEPTS, AND IDEAS, WHETHER OR NOT PATENTABLE OR COPYRIGHTABLE, INCLUDING BUT NOT LIMITED TO IMPROVEMENTS, KNOW-HOW, DATA, PROCESSES, METHODS, FORMULAE, AND TECHNIQUES, AS WELL AS IMPROVEMENTS THEREOF, OR KNOW-HOW RELATED THERETO, CONCERNING ANY PRESENT OR PROSPECTIVE ACTIVITIES OF THE EMPLOYER WHICH EMPLOYEE MAKES, DISCOVERS OR CONCEIVES (WHETHER OR NOT DURING THE HOURS OF HIS ENGAGEMENT OF WITH THE USE OF THE EMPLOYER'S FACILITIES, MATERIALS OR PERSONNEL), EITHER SOLELY OR JOINTLY WITH OTHERS DURING HIS ENGAGEMENT BY THE EMPLOYER OR ANY AFFILIATE AND, IF BASED ON OR RELATED OR PROPRIETARY INFORMATION, AT ANY TIME AFTER TERMINATION OF SUCH ENGAGEMENT.

          (J) "INTELLECTUAL PROPERTY" MEANS INVENTIONS, CONFIDENTIAL INFORMATION, WORKS OF AUTHORSHIP, PATENT RIGHTS, TRADEMARK RIGHTS, SERVICE MARK

RIGHTS, COPYRIGHTS, KNOW-HOW, DEVELOPMENTS AND RIGHTS OF LIKE NATURE ARISING OR SUBSISTING ANYWHERE IN THE WORLD, IN RELATION TO ALL OF THE FOREGOING, WHETHER REGISTERED OR UNREGISTERED.

          (K) "NOTICE OF TERMINATION" SHALL MEAN THE NOTICE DESCRIBED IN SECTION 13 HEREOF.

          (L) "PERSON" SHALL MEAN ANY INDIVIDUAL, PARTNERSHIP, JOINT VENTURE, ASSOCIATION, TRUST, CORPORATION OR OTHER ENTITY, OTHER THAN AN EMPLOYEE BENEFIT PLAN OF THE EMPLOYER OF AN ENTITY ORGANIZED, APPOINTED OF ESTABLISHED PURSUANT TO THE TERMS OF ANY SUCH BENEFIT PLAN.

          (M) "PROPRIETARY INFORMATION" SHALL MEAN ANY AND ALL METHODS, INVENTIONS, IMPROVEMENTS OR DISCOVERIES, WHETHER OR NOT PATENTABLE OR COPYRIGHTABLE, AND ANY OTHER INFORMATION OF A SIMILAR NATURE RELATED TO THE BUSINESS OF THE EMPLOYER DISCLOSED TO THE EMPLOYEE OR OTHERWISE MADE KNOWN TO HIM AS A CONSEQUENCE OF OR THROUGH HIS ENGAGEMENT BY THE EMPLOYER (INCLUDING INFORMATION ORIGINATED BY EMPLOYEE) IN ANY TECHNOLOGICAL AREA PREVIOUSLY DEVELOPED BY THE EMPLOYER OR DEVELOPED, ENGAGED IN, OR RESEARCHED, BY THE EMPLOYER DURING THE TERM OF EMPLOYEE'S ENGAGEMENT, INCLUDING, BUT NOT LIMITED TO, TRADE SECRETS, PROCESSES, PRODUCTS, FORMULAE, APPARATUS, TECHNIQUES, KNOW-HOW, MARKETING PLANS, DATA, IMPROVEMENTS, STRATEGIES, FORECASTS, CUSTOMER LISTS, AND TECHNICAL REQUIREMENTS OF CUSTOMERS, UNLESS SUCH INFORMATION IS IN THE PUBLIC DOMAIN TO SUCH AN EXTENT AS TO BE READILY AVAILABLE TO COMPETITORS.

          (N)  "TERMINATION  DATE"  SHALL  MEAN, EXCEPT AS OTHERWISE PROVIDED IN
SECTION  12  HEREOF.

               (I)  EMPLOYEE'S  DATE  OF  DEATH;

               (II)  THIRTY  (30)  DAYS  AFTER  THE  DELIVERY  OF  THE NOTICE OF
TERMINATION  IF  EMPLOYEE'S  EMPLOYMENT  ON  ACCOUNT  OF  DISABILITY PURSUANT TO
SECTION  16  HEREOF,  UNLESS  EMPLOYEE  RETURNS  ON  A  FULL-TIME  BASIS  TO THE
PERFORMANCE  OF  HIS  DUTIES  PRIOR  TO  THE  EXPIRATION  OF  SUCH  PERIOD;

               (III) THIRTY (30) DAYS AFTER THE DELIVERY OF THE NOTICE OF TERMINATION IF EMPLOYEE'S EMPLOYMENT IS TERMINATED BY EMPLOYEE VOLUNTARILY; AND

               (IV)  THIRTY  (30)  DAYS  AFTER  THE  DELIVERY  OF  THE NOTICE OF
TERMINATION IF EMPLOYEE'S EMPLOYMENT IS TERMINATED BY THE EMPLOYER FOR ANY REASON OTHER THAN DEATH OR DISABILITY.

          (O) "TERMINATION PAYMENT" SHALL MEAN THE PAYMENT DESCRIBED IN SECTION 14 HEREOF.

          (P) "WORKS OF AUTHORSHIP" MEANS AN EXPRESSION FIXED IN A TANGIBLE MEDIUM OF EXPRESSION REGARDLESS OF THE NEED FOR A MACHINE TO MAKE THE EXPRESSION

MANIFEST, AND INCLUDES BUT IS NOT LIMITED TO, WRITINGS, REPORTS, DRAWINGS, SCULPTURES, ILLUSTRATIONS, VIDEO RECORDINGS, AUDIO RECORDINGS, COMPUTER PROGRAMS, AND CHARTS.

     2. EMPLOYMENT. EMPLOYER HEREBY EMPLOYS EMPLOYEE TO PERFORM THOSE DUTIES GENERALLY DESCRIBED IN THIS AGREEMENT, AND EMPLOYEE HEREBY ACCEPTS AND AGREES TO SUCH EMPLOYMENT ON THE TERMS AND CONDITIONS HEREINAFTER SET FORTH.

     3. TERM. SUBJECT TO THE TERMS AND CONDITIONS OF THIS AGREEMENT, THE TERM OF THIS AGREEMENT SHALL COMMENCE RETROACTIVELY FROM __________________, AND END ON
______________________.

     4. DUTIES. DURING THE TERM OF THIS AGREEMENT, EMPLOYEE SHALL BE EMPLOYED BY EMPLOYER AS ITS EXECUTIVE VICE PRESIDENT. IN ADDITION TO THE OFFICE OF EXECUTIVE VICE PRESIDENT, EMPLOYEE AGREES TO SERVE IN SUCH OTHER OFFICE OR POSITION WITH EMPLOYER OR ANY SUBSIDIARY OF EMPLOYER AND AS SUCH SHALL, FROM TIME TO TIME, BE DETERMINED BY EMPLOYER'S BOARD. EMPLOYEE AGREES TO SERVE AS A MEMBER OF THE EMPLOYER'S BOARD. EMPLOYEE SHALL DEVOTE SUBSTANTIALLY ALL OF HIS WORKING TIME AND EFFORTS TO THE BUSINESS OF EMPLOYER AND ITS SUBSIDIARIES AND SHALL NOT DURING THE TERM OF THIS AGREEMENT BE ENGAGED IN ANY OTHER SUBSTANTIAL BUSINESS ACTIVITIES WHICH WILL SIGNIFICANTLY INTERFERE OR CONFLICT WITH THE REASONABLE PERFORMANCE OF HIS DUTIES HEREUNDER.

     5.  COMPENSATION.

          (A) SALARY. FOR ALL SERVICES RENDERED BY EMPLOYEE, EMPLOYER SHALL PAY TO EMPLOYEE A BASE SALARY OF $3,500 PER MONTH, IN BI-MONTHLY INSTALLMENTS.
EMPLOYEE SHALL ALSO BE DUE A BASE SALARY FROM THE TIME OF THE INCEPTION OF EMPLOYMENT BY EMPLOYER OF THE EMPLOYEE TO THE DATE OF THIS AGREEMENT EQUAL TO THE SAME BASE SALARY RATE. IF EMPLOYER'S FINANCIAL CONSTRAINTS SO DICTATE, EMPLOYEE AGREES TO DEFER A PORTION OF THE SALARY CONTAINED IN THIS SECTION. THIS DEFERRED BASE SALARY ALONG WITH ANY DEFERRED BASE SALARY EARNED PRIOR TO THE
DATE OF THIS AGREEMENT SHALL BE PAID TO EMPLOYEE AT SUCH TIME OR TIMES AS FINANCIAL CONSTRAINTS SO DICTATE. THE RATE OF SALARY MAY BE INCREASED AT ANY TIME, AS THE BOARD MAY DETERMINE, BASED ON EARNINGS, INCREASED ACTIVITIES OF THE EMPLOYER, OR SUCH OTHER FACTORS AS THE BOARD MAY DEEM APPROPRIATE FROM TIME TO TIME. EMPLOYEE SHALL RECEIVE BONUS OR INCENTIVE COMPENSATION AS APPROVED BY THE BOARD.


          (B) INSURANCE BENEFITS. EMPLOYER SHALL PROVIDE HEALTH AND MEDICAL INSURANCE FOR EMPLOYEE IN A FORM AND PROGRAM TO BE CHOSEN BY EMPLOYER FOR CERTAIN OF ITS FULL-TIME EMPLOYEES. EMPLOYER SHALL PROVIDE EMPLOYEE WITH DIRECTORS AND OFFICERS LIABILITY INSURANCE IN THE AMOUNT OF $2,000,000 AND LIFE DISABILITY INSURANCE IN AMOUNTS APPROVED BY THE BOARD.

          (C) OTHER BENEFITS. ON OR ABOUT AUGUST 5, 1999, EMPLOYEE SHALL BE ISSUED 100,000 SHARES OF EMPLOYER'S STOCK AS ADDITIONAL COMPENSATION FOR HIS SERVICES. EMPLOYEE SHALL BE ENTITLED TO PARTICIPATE IN ANY RETIREMENT, PENSION, PROFIT-SHARING, OR OTHER PLAN AS MAY BE PUT IN EFFECT FROM TIME TO TIME BY THE BOARD, INCLUDING THE FOLLOWING:

          (I) QUALIFIED STOCK OPTION PLAN. PURSUANT TO A QUALIFIED STOCK OPTION PLAN AUTHORIZED BY THE BOARD AND APPROVED BY THE SHAREHOLDERS OF EMPLOYER, EMPLOYEE SHALL HAVE THE OPTION TO PURCHASE UP TO 5,000 SHARES OF EMPLOYER'S STOCK IN SIX MONTHS AT $2.50 PER SHARE, IN 12 MONTHS AT $4.00 PER SHARE, IN EIGHTEEN MONTHS AT $6.00 PER SHARE AND IN TWENTY-FOUR MONTHS AT $7.50 PER SHARE;

          (II) REVENUE PERFORMANCE BONUSES. EMPLOYEE SHALL BE ISSUED 100,000 SHARES OF EMPLOYER'S STOCK FOR EACH $10,000,000 IN GROSS REVENUES (IN ACCORDANCE WITH SEC REG SX ACCOUNTING RULES) RECEIVED BY EMPLOYER WITH A MAXIMUM OF 900,000 SHARES TO BE ISSUED; PROVIDED THAT NO MORE THAN 1/6 OF THIS STOCK CAN BE VESTED IN ANY SIX MONTH PERIOD. HOWEVER, THE FIRST 100,000 SHARES CANNOT BE VESTED PRIOR TO FEBRUARY 5, 2000, AND FOR THIS FIRST ISSUANCE HEREUNDER EMPLOYER MUST HAVE RECEIVED A MINIMUM OF $20,000,000 IN GROSS REVENUES; AND

          (III) STOCK PERFORMANCE OPTIONS. EMPLOYEE SHALL HAVE THE OPTION TO PURCHASE STOCK OF EMPLOYER AT $7.50 PER SHARE AS FOLLOWS: UP TO 12,500 SHARES IF THE PUBLIC TRADING PRICE CLOSE AT A MINIMUM OF $15 PER SHARE FOR FIVE CONSECUTIVE DAYS; UP TO AN ADDITIONAL 12,500 SHARES SHOULD THE PUBLIC TRADING PRICE CLOSE AT A MINIMUM OF $20 PER SHARE FOR FIVE CONSECUTIVE DAYS; AND UP TO AN ADDITIONAL 15,000 SHARES IF THE PUBLIC TRADING PRICE SHOULD CLOSE AT A MINIMUM OF $25 FOR FIVE CONSECUTIVE DAYS.

          (D).  AUTOMOBILE  /  TRANSPORTATION.  EMPLOER SHALL PAY FOR EMPLOYEE'S
MONTHLY AUTOMOBILE PAYMENT, NOT TO EXCEED $500 PER MONTH, INCLUDING APPLICABLE INSURANCE.

     6. EXPENSES. EMPLOYER WILL REIMBURSE EMPLOYEE FOR EXPENSES INCURRED IN CONNECTION WITH EMPLOYER'S BUSINESS, INCLUDING EXPENSES FOR TRAVEL, LODGING, MEALS, BEVERAGES, ENTERTAINMENT, AND OTHER ITEMS OF EMPLOYEE'S PERIODIC PRESENTATION OF AN ACCOUNT OF SUCH EXPENSES.

     7. WORKING FACILITIES. EMPLOYER SHALL PROVIDE TO EMPLOYEE OFFICES AND FACILITIES APPROPRIATE TO EMPLOYEE'S POSITION AND SUITABLE FOR THE PERFORMANCE OF EMPLOYEE'S DUTIES AS SET FORTH IN THIS AGREEMENT.

     8. NONDISCLOSURE OF PROPRIETARY AND CONFIDENTIAL INFORMATION. RECOGNIZING THAT THE EMPLOYER IS PRESENTLY ENGAGED, AND MAY HEREAFTER CONTINUE TO BE ENGAGED IN THE RESEARCH AND DEVELOPMENT OF PROCESSES, THE MANUFACTURING OF PRODUCTS OR PERFORMANCE OF SERVICES, WHICH INVOLVE EXPERIMENTAL AND INVENTIVE WORK AND THAT

THE SUCCESS OF THE EMPLOYER'S BUSINESS DEPENDS UPON THE PROTECTION OF THE PROCESSES, PRODUCTS AND SERVICES BY PATENT, COPYRIGHT OR BY SECRECY AND THAT EMPLOYEE HAS HAD, OR DURING THE COURSE OF HIS ENGAGEMENT MAY HAVE, ACCESS TO PROPRIETARY AND CONFIDENTIAL INFORMATION, AS HEREIN DEFINED, OF THE EMPLOYER OR OTHER INFORMATION AND DATA OF A SECRET OR PROPRIETARY NATURE OF THE EMPLOYER WHICH THE EMPLOYER WISHES TO KEEP CONFIDENTIAL AND EMPLOYEE HAS FURNISHED, OR DURING THE COURSE OF HIS ENGAGEMENT MAY FURNISH, SUCH INFORMATION TO THE EMPLOYER, EMPLOYEE AGREES AND ACKNOWLEDGES THAT:

          (A) THE EMPLOYER HAS EXCLUSIVE PROPERTY RIGHTS TO ALL PROPRIETARY AND CONFIDENTIAL INFORMATION AND EMPLOYEE HEREBY ASSIGNS ALL RIGHTS HE MIGHT OTHERWISE POSSESS IN ANY PROPRIETARY AND CONFIDENTIAL INFORMATION TO THE EMPLOYER. EXCEPT AS REQUIRED IN THE PERFORMANCE OF HIS DUTIES TO THE EMPLOYER, EMPLOYEE WILL NOT AT ANY TIME DURING OR AFTER THE TERM OF HIS ENGAGEMENT, WHICH TERM SHALL INCLUDE ANY TIME IN WHICH EMPLOYEE MAY BE RETAINED BY THE EMPLOYER AS A CONSULTANT, DIRECTLY OR INDIRECTLY USE, COMMUNICATE, DISCLOSE OR DISSEMINATE ANY PROPRIETARY OR CONFIDENTIAL INFORMATION OF A SECRET, PROPRIETARY, CONFIDENTIAL OR GENERALLY UNDISCLOSED NATURE RELATING TO THE EMPLOYER, ITS PRODUCTS, CUSTOMERS, PROCESSES AND SERVICES, INCLUDING INFORMATION RELATING TO TESTING, RESEARCH, DEVELOPMENT, MANUFACTURING, MARKETING AND SELLING.

          (B) ALL DOCUMENTS, RECORDS, NOTEBOOKS, NOTES, MEMORANDA AND SIMILAR REPOSITORIES OF, OR CONTAINING, PROPRIETARY AND CONFIDENTIAL INFORMATION OR ANY OTHER INFORMATION OF A SECRET, PROPRIETARY, CONFIDENTIAL OR GENERALLY UNDISCLOSED NATURE RELATING TO THE EMPLOYER OR ITS OPERATIONS AND ACTIVITIES MADE OR COMPILED BY EMPLOYEE AT ANY TIME OR MADE AVAILABLE TO HIM PRIOR TO OR DURING THE TERM OF HIS ENGAGEMENT BY THE EMPLOYER, INCLUDING ANY AND ALL COPIES THEREOF, SHALL BE THE PROPERTY OF THE EMPLOYER, SHALL BE HELD BY HIM IN TRUST SOLELY FOR THE BENEFIT OF THE EMPLOYER, AND SHALL BE DELIVERED TO THE EMPLOYER BY HIM ON THE TERMINATION OF HIS ENGAGEMENT OR AT ANY OTHER TIME ON THE REQUEST OF THE EMPLOYER.

          (C) EMPLOYEE WILL NOT ASSERT ANY RIGHTS UNDER ANY INVENTIONS, TRADEMARKS, COPYRIGHTS, DISCOVERIES, CONCEPTS OR IDEAS, OR IMPROVEMENTS THEREOF, OR KNOW-HOW RELATED THERETO, AS HAVING BEEN MADE OR ACQUIRED BY HIM DURING THE TERM OF HIS ENGAGEMENT IF BASED ON OR OTHERWISE RELATED TO PROPRIETARY OR CONFIDENTIAL INFORMATION.

     9.  ASSIGNMENT  OF  INVENTIONS.

          (A) ALL INVENTIONS SHALL BE THE SOLE PROPERTY OF THE EMPLOYER, AND EMPLOYEE AGREES TO PERFORM THE PROVISIONS OF THE SECTION 9 WITH RESPECT THERETO WITHOUT THE PAYMENT BY THE EMPLOYER OF ANY ROYALTY OR ANY CONSIDERATION THEREFOR OTHER THAN THE REGULAR COMPENSATION PAID TO EMPLOYEE IN THE CAPACITY OF ANY EMPLOYEE OR CONSULTANT.

          (B) EMPLOYEE SHALL APPLY, AT THE EMPLOYER'S REQUEST AND EXPENSE, FOR UNITED STATES AND FOREIGN LETTERS PATENT OR COPYRIGHTS EITHER IN EMPLOYEE'S NAME OR OTHERWISE AN THE EMPLOYER SHALL DESIRE.

          (C) EMPLOYEE HEREBY ASSIGNS TO THE EMPLOYER ALL OF HIS RIGHTS TO SUCH INVENTIONS, AND TO APPLICATIONS FOR UNITED STATES AND/OR FOREIGN LETTERS PATENT OR COPYRIGHTS AND TO UNITED STATES AND/OR FOREIGN LETTER PATENT OR COPYRIGHTS GRANTED UPON SUCH INVENTIONS.

          (D) EMPLOYEE SHALL ACKNOWLEDGE AND DELIVER PROMPTLY TO THE EMPLOYER, WITHOUT CHARGE TO THE EMPLOYER, BUT AT ITS EXPENSE, SUCH WRITTEN INSTRUMENTS (INCLUDING APPLICATIONS AND ASSIGNMENTS) AND DO SUCH OTHER ACTS, SUCH AS GIVING TESTIMONY IN SUPPORT OF EMPLOYEE'S INVENTORSHIP, AS MAY BE NECESSARY IN THE OPINION OF THE EMPLOYER TO OBTAIN, MAINTAIN, EXTEND, REISSUE AND ENFORCE UNITED STATES AND/OR FOREIGN LETTERS PATENT AND COPYRIGHTS RELATION TO THE INVENTIONS AND TO VEST THE ENTIRE RIGHT AND TITLE THERETO IN THE EMPLOYER OF ITS NOMINEE. EMPLOYEE ACKNOWLEDGES AND AGREES THAT ANY COPYRIGHT DEVELOPED OR CONCEIVED OF, BY EMPLOYEE DURING THE TERM OF HIS EMPLOYMENT WHICH IS RELATED TO THE BUSINESS OF THE EMPLOYER SHALL BE A "WORK FOR HIRE" UNDER THE COPYRIGHT LAW OF THE UNITED STATES AND OTHER APPLICABLE JURISDICTIONS.

          (E) EMPLOYEE REPRESENTS THAT HIS PERFORMANCE OF ALL THE TERMS OF THIS AGREEMENT AND AS AN EMPLOYEE OF OR CONSULTANT TO THE EMPLOYER DOES NOT AND WILL NOT BREACH ANY TRUST PRIOR TO HIS EMPLOYMENT BY THE EMPLOYER. EMPLOYEE AGREES NOT TO ENTER INTO ANY AGREEMENT EITHER WRITTEN OR ORAL IN CONFLICT HEREWITH AND REPRESENTS AND AGREES THAT HE HAS NOT BROUGHT AND WILL NOT BRING WITH TO THE EMPLOYER OR USE IN THE PERFORMANCE OF HIS RESPONSIBILITIES AT THE EMPLOYER ANY MATERIALS OR DOCUMENTS OF A FORMER EMPLOYER WHICH ARE NOT GENERALLY AVAILABLE TO THE PUBLIC, UNLESS HE HAS OBTAINED WRITTEN AUTHORIZATION FROM THE FORMER EMPLOYER FOR THEIR POSSESSION AND USE, A COPY OF WHICH HAS BEEN PROVIDED TO THE EMPLOYER.

          (F) NO PROVISIONS OF THE PARAGRAPH SHALL BE DEEMED TO LIMIT THE RESTRICTIONS APPLICABLE TO EMPLOYEE UNDER SECTION 8 AND 9.

     10.  SHOP  RIGHTS.

     THE EMPLOYER SHALL ALSO HAVE THE ROYALTY-FREE RIGHT TO USE IN ITS BUSINESS, AND TO MAKE, USE AND SELL PRODUCTS, PROCESSES AND/OR SERVICES DERIVED FROM ANY INVENTIONS, DISCOVERIES, CONCEPTS AND IDEAS, WHETHER OR NOT PATENTABLE, INCLUDING BUT NOT LIMITED TO PROCESSES, METHODS, FORMULAS AND TECHNIQUES, AS WELL AS IMPROVEMENTS THEREOF OR KNOW-HOW RELATED THERETO, WHICH ARE NOT WITHIN THE SCOPE OF INVENTIONS AS DEFINED HEREIN BUT WHICH ARE CONCEIVED OF OR MADE BY EMPLOYEE DURING THE PERIOD HE IS ENGAGED BY THE EMPLOYER OR WITH THE USE OR ASSISTANCE OF THE EMPLOYER'S FACILITIES, MATERIALS OR PERSONNEL.

     11.  NON-COMPETE.

     EMPLOYEE HEREBY AGREES THAT DURING THE TERM OF THIS AGREEMENT EMPLOYEE WILL
NOT:

          (A) WITHIN ANY JURISDICTION OR MARKETING AREA IN THE UNITED STATES IN WHICH THE EMPLOYER OR ANY SUBSIDIARY THEREOF IS DOING BUSINESS, OWN, MANAGE, OPERATE, OR CONTROL ANY BUSINESS OF THE TYPE AND CHARACTER ENGAGED IN AND COMPETITIVE WITH THE EMPLOYER OR ANY SUBSIDIARY THEREOF. FOR PURPOSES OF THIS PARAGRAPH, OWNERSHIP OF SECURITIES OF NOT IN EXCESS OF FIVE PERCENT (5%) OF ANY CLASS OF SECURITIES OF A PUBLIC EMPLOYER LISTED ON A NATIONAL SECURITIES EXCHANGE OR ON THE NATIONAL ASSOCIATION OF SECURITIES DEALERS AUTOMATED QUOTATION SYSTEM (NASDAQ) SHALL NOT BE CONSIDERED TO BE COMPETITION WITH THE EMPLOYER OR ANY SUBSIDIARY THEREOF;

          (B) WITHIN ANY JURISDICTION OR MARKETING AREA IN THE UNITED STATES IN WHICH THE EMPLOYER OR ANY SUBSIDIARY THEREOF IS DOING BUSINESS, ACT AS, OR BECOME EMPLOYED AS AN OFFICER, DIRECTOR, EMPLOYEE, CONSULTANT OR AGENT OF ANY BUSINESS OF THE TYPE AND CHARACTER ENGAGED IN AND COMPETITIVE WITH THE EMPLOYER OR ANY OF ITS SUBSIDIARIES;

          (C) SOLICIT ANY SIMILAR BUSINESS TO THAT OF THE EMPLOYER'S FOR, OR SELL ANY PRODUCTS THAT ARE IN COMPETITION WITH THE EMPLOYER'S PRODUCTS TO WHICH IS, AS OF THE DATE HEREOF, A CUSTOMER OR CLIENT OF THE EMPLOYER OR ANY OF ITS SUBSIDIARIES, OR WAS SUCH A CUSTOMER OR CLIENT THEREOF WITHIN TWO YEARS PRIOR TO THE DATE OF THIS AGREEMENT; OR

          (D) FOR UP TO SIX MONTHS FOLLOWING THE TERMINATION OF THIS AGREEMENT, SOLICIT THE EMPLOYMENT OF, OR HIRE, ANY FULL TIME EMPLOYEE EMPLOYED BY THE EMPLOYER OR ITS SUBSIDIARIES AS OF THE DATE OF TERMINATION OF THIS AGREEMENT.

     12. TERMINATION. EMPLOYER MAY NOT TERMINATE THIS AGREEMENT DURING ITS TERM WITHOUT CAUSE AS DEFINED HEREIN. IF THIS AGREEMENT IS TERMINATED WITHOUT CAUSE, EMPLOYEE SHALL BE ENTITLED TO THE TERMINATION PAYMENTS SET FORTH IN SECTION 14 HEREOF. ANY TERMINATION BY EMPLOYER OF EMPLOYEE OF EMPLOYEE'S EMPLOYMENT DURING THE TERM HEREOF SHALL BE COMMUNICATED BY WRITTEN NOTICE OF TERMINATION TO EMPLOYEE, IF SUCH NOTICE OF TERMINATION IS DELIVERED BY THE EMPLOYER, AND TO THE EMPLOYEE, IF SUCH NOTICE OF TERMINATION IS DELIVERED BY EMPLOYEE, ALL IN ACCORDANCE WITH THE FOLLOWING PROCEDURES:

          (A) THE NOTICE OF TERMINATION SHALL INDICATE THE SPECIFIC TERMINATION PROVISION IN THIS AGREEMENT RELIED UPON AND SHALL SET FORTH IN REASONABLE DETAIL THE FACTS AND CIRCUMSTANCES ALLEGED TO PROVIDE A BASIS FOR TERMINATION;

          (B) ANY NOTICE OF TERMINATION BY THE EMPLOYER SHALL BE APPROVED BY A RESOLUTION DULY ADOPTED BY A MAJORITY OF THE MEMBERS OF THE EMPLOYER;

          (C) IF EMPLOYEE SHALL PROVIDE THE PRESIDENT OR CHIEF EXECUTIVE OFFICER WITH A NOTICE OF TERMINATION AT LEAST 30 DAYS PRIOR TO LEAVING THE EMPLOYMENT OF THE EMPLOYER. UPON THE END OF THE THIRTY DAYS, ALL COMPENSATION PROVISIONS OF THIS AGREEMENT SHALL CEASE.

     13. TERMINATION UPON TRANSFER OF BUSINESS. NOTWITHSTANDING ANY PROVISION THIS AGREEMENT TO THE CONTRARY, EMPLOYEE MAY TERMINATE THIS AGREEMENT UPON THE HAPPENING OF ANY OF THE FOLLOWING EVENTS: (A) THE SALE BY EMPLOYER OF
SUBSTANTIALLY ALL OF ITS ASSETS TO A SINGLE PURCHASER OR TO A GROUP OF ASSOCIATED PURCHASERS; (B) THE SALE, EXCHANGE, OR OTHER DISPOSITION TO A SINGLE ENTITY OR GROUP OF ENTITIES UNDER COMMON CONTROL IN ONE TRANSACTION OR SERIES OF RELATED TRANSACTIONS OF GREATER THAN 50% OF THE OUTSTANDING SHARES OF EMPLOYER'S COMMON STOCK; (C) THE DECISION BY EMPLOYER TO TERMINATE ITS BUSINESS AND LIQUIDATE ITS ASSETS; OR (D) THE MERGER OR CONSOLIDATION OF EMPLOYER IN A TRANSACTION IN WHICH THE SHAREHOLDERS OF THE EMPLOYER IMMEDIATELY PRIOR TO SUCH MERGER OR CONSOLIDATION RECEIVE LESS THAN 50% OF THE OUTSTANDING VOTING SHARES OF THE NEW OR CONTINUING CORPORATION. IN THE EVENT EMPLOYEE DOES NOT ELECT TO TERMINATE THIS AGREEMENT UPON THE HAPPENING OF ANY OF THE EVENTS NOTED ABOVE, AND AS A RESULT OF SUCH EVENT, EMPLOYER IS NOT THE SURVIVING ENTITY, THEN THE PROVISIONS OF THIS AGREEMENT SHALL INURE TO THE BENEFIT OF AND BE BINDING UPON THE SURVIVING OR RESULTING ENTITY. IF AS A RESULT OF THE MERGER, CONSOLIDATION, TRANSFER OF ASSETS, OR OTHER EVENT LISTED ABOVE, THE DUTIES OF EMPLOYEE ARE INCREASED, THEN THE COMPENSATION OF EMPLOYEE PROVIDED FOR IN PARAGRAPH 5 OF THIS AGREEMENT SHALL BE REASONABLY ADJUSTED UPWARD FOR THE ADDITIONAL DUTIES AND RESPONSIBILITIES ASSUMED.

     14. TERMINATION PAYMENTS. IN THE EVENT THE EMPLOYEE'S EMPLOYMENT IS TERMINATED BY THE EMPLOYER DURING THE TERM HEREOF FOR REASONS OTHER THAN CAUSE, AS DEFINED HEREIN, EMPLOYEE SHALL BE PAID ANY SUMS OWED UNDER THIS AGREEMENT, INCLUDING BUT NOT LIMITED TO ANY SALARY, ANY DEFERRED COMPENSATION, ACCRUED BENEFITS, BONUSES AND OPTIONS, AND FOR ANY POTENTIAL ACTIONS FOR BREACH OF THIS AGREEMENT BY EMPLOYER. OTHER THAN ANY PAYMENTS SET FORTH IN THIS SECTION 14, EMPLOYMENT SHALL BE ENTITLED TO NO FURTHER COMPENSATION NOR ANY OTHER PAYMENTS AFTER TERMINATION. EMPLOYEE SHALL RECEIVE NO FURTHER PAYMENTS IF TERMINATED FOR CAUSE OTHER THAN ACCRUED BENEFITS.

     15. DEATH DURING EMPLOYMENT. IF EMPLOYEE DIES DURING THE TERM OF THIS AGREEMENT, EMPLOYER SHALL HAVE NO FURTHER OBLIGATIONS TO PAY EMPLOYEE OTHER THAN ANY ACCRUED BENEFITS.

     16. ILLNESS OR INCAPACITY. IF EMPLOYEE IS UNABLE TO PERFORM EMPLOYEE'S SERVICES BY REASON OF ILLNESS OR INCAPACITY FOR A PERIOD OF MORE THAN TWO (2) CONSECUTIVE MONTHS, THE COMPENSATION THEREAFTER PAYABLE TO EMPLOYEE DURING THE NEXT TWO (2) CONSECUTIVE MONTHS SHALL BE 50% OF THE COMPENSATION PROVIDED FOR HEREIN. DURING SUCH PERIOD OF ILLNESS OR INCAPACITY, EMPLOYEE SHALL BE ENTITLES TO RECEIVE INCENTIVE COMPENSATION IF ANY. NOTWITHSTANDING THE FOREGOING, IF SUCH ILLNESS OR INCAPACITY DOES NOT CEASE TO EXIST WITHIN A FOUR (4) CONSECUTIVE

MONTH PERIOD, EMPLOYEE SHALL NOT BE ENTITLED TO RECEIVE ANY FURTHER COMPENSATION NOR ANY PAYMENTS FOR SUCH ILLNESS OR INCAPACITY, AND EMPLOYER MAY TERMINATE THIS AGREEMENT WITHOUT FURTHER LIABILITY TO EMPLOYEE. ANY EXISTING OPTIONS TO PURCHASE EMPLOYER'S COMMON STOCK HELD BY EMPLOYEE AT THE TIME TERMINATION SHALL BE GOVERNED BY THE TERMS OF THE OPTION AND NOT AFFECTED BY THIS PROVISION. AT THE TERMINATION OF SUCH ILLNESS OR INCAPACITY, EMPLOYEE SHALL BE ENTITLED TO RECEIVE EMPLOYEE'S FULL COMPENSATION PAYABLE PURSUANT TO THE TERMS OF THIS AGREEMENT.

     17. NONTRANSFERABILITY. NEITHER EMPLOYEE, EMPLOYEE'S SPOUSE, EMPLOYEE'S DESIGNATED CONTINGENT BENEFICIARY, NOR THEIR ESTATES SHALL HAVE ANY RIGHT TO ANTICIPATE, ENCUMBER, OR DISPOSE OF ANY PAYMENT DUE UNDER THIS AGREEMENT. SUCH PAYMENTS AND OTHER RIGHTS ARE EXPRESSLY DECLARED NONASSIGNABLE AND NONTRANSFERABLE EXCEPT AS SPECIFICALLY PROVIDED HEREIN.

     18. INDEMNIFICATION. EMPLOYER SHALL INDEMNIFY EMPLOYEE AND HOLD EMPLOYEE HARMLESS FROM LIABILITY FOR ACTS OR DECISIONS MADE BY EMPLOYEE WHILE PERFORMING SERVICES FOR EMPLOYER TO THE GREATEST EXTENT PERMITTED BY APPLICABLE LAW. EMPLOYER SHALL USE ITS BEST EFFORTS TO OBTAIN COVERAGE FOR EMPLOYEE UNDER ANY INSURANCE POLICY NOW IN FORCE OR HEREAFTER OBTAINED DURING THE TERM OF THIS AGREEMENT INSURING OFFICERS AND DIRECTORS OF EMPLOYER AGAINST SUCH LIABILITY.

     19. ASSIGNMENT. THIS AGREEMENT MAY NOT BE ASSIGNED BY EITHER PARTY WITHOUT THE PRIOR WRITTEN CONSENT OF THE OTHER PARTY.

     20. ENTIRE AGREEMENT. THIS AGREEMENT IS AND SHALL BE CONSIDERED TO BE THE ONLY AGREEMENT OR UNDERSTANDING BETWEEN THE PARTIES HERETO WITH RESPECT TO THE EMPLOYMENT OF EMPLOYEE BY EMPLOYER. ALL NEGOTIATIONS, COMMITMENTS, AND UNDERSTANDINGS ACCEPTABLE TO BOTH PARTIES HAVE BEEN INCORPORATED HEREIN. NO LETTER, TELEGRAM, OR COMMUNICATION PASSING BETWEEN THE PARTIES HERETO COVERING ANY MATTER DURING THIS CONTRACT PERIOD, OR ANY PLANS OR PERIODS THEREAFTER, SHALL BE DEEMED A PART OF THIS AGREEMENT; NOR SHALL IT HAVE THE EFFECT OF MODIFYING OR ADDING TO THIS AGREEMENT UNLESS IT IS DISTINCTLY STATED IN SUCH LETTER, TELEGRAM, OR COMMUNICATION THAT IS TO CONSTITUTE A PART OF THIS AGREEMENT AND IS ATTACHED AS AN AMENDMENT TO THIS AGREEMENT AND IS SIGNED BY THE PARTIES TO THIS AGREEMENT.

     21. ENFORCEMENT. EACH OF THE PARTIES TO THIS AGREEMENT SHALL BE ENTITLED TO ANY REMEDIES AVAILABLE IN EQUITY OR BY STATUTE WITH RESPECT TO THE BREACH OF THE TERMS OF THIS AGREEMENT BY THE OTHER PARTY. EMPLOYEE HEREBY SPECIFICALLY ACKNOWLEDGES AND AGREES THAT A BREACH OF THE AGREEMENTS, COVENANTS AND CONDITIONS OF THIS AGREEMENT WILL CAUSE IRREPARABLE HARM AND DAMAGE TO THE EMPLOYER, THAT THE REMEDY AT LAW, FOR THE BREACH OR THREATENED BREACH OF THIS
AGREEMENT WILL BE ADEQUATE, AND THAT, IN ADDITION TO ALL OTHER REMEDIES AVAILABLE TO THE EMPLOYER FOR SUCH BREACH OR THREATENED BREACH (INCLUDING, WITHOUT LIMITATION, THE RIGHT TO RECOVER DAMAGES), THE COMPANY SHALL BE ENTITLED TO INJUNCTIVE RELIEF FOR ANY BREACH OR THREATENED BREACH OF THIS AGREEMENT.

     22. GOVERNING LAW. THIS AGREEMENT SHALL BE GOVERNED BY AND INTERPRETED IN ACCORDANCE WITH THE LAWS OF THE STATE OF NEVADA.

     23. SEVERABILITY. IF AND TO THE EXTENT THAT ANY COURT OF COMPETENT JURISDICTION HOLDS ANY PROVISION OR ANY PART THEREOF OF THIS AGREEMENT TO BE INVALID OR UNENFORCEABLE, SUCH HOLDING SHALL IN NO WAY AFFECT THE VALIDITY OF THE REMAINDER OF THIS AGREEMENT.

     24. WAIVER. NO FAILURE BY ANY PARTY TO INSIST UPON THE STRICT PERFORMANCE OF ANY COVENANT, DUTY, AGREEMENT, OR CONDITION OF THIS AGREEMENT OR TO EXERCISE ANY RIGHT OR REMEDY CONSEQUENT UPON A BREACH HEREOF SHALL CONSTITUTE A WAIVER OF ANY SUCH BREACH OR OF ANY COVENANT, AGREEMENT, TERM, OR CONDITION.

     25. LITIGATION EXPENSES. IN THE EVENT THAT IT SHALL BE NECESSARY OR DESIRABLE FOR THE EMPLOYEE OR EMPLOYER TO RETAIN LEGAL COUNSEL AND/OR INCUR OTHER COSTS AND EXPENSES IN CONNECTION WITH THE ENFORCEMENT OF ANY OR ALL OF THE PROVISIONS OF THIS AGREEMENT, THE PREVAILING PARTY SHALL BE ENTITLED TO RECOVER FROM THE OTHER PARTY REASONABLE ATTORNEYS' FEES, COSTS, AND EXPENSES INCURRED BY THE PREVAILING PARTY IN CONNECTION WITH THE ENFORCEMENT OF THIS AGREEMENT. PAYMENT SHALL BE MADE UPON THE CONCLUSION OF SUCH ACTION.

     26. SURVIVABILITY. THE PROVISIONS OF SECTION 8, 9, 10, 11 AND 12 SHALL SURVIVE TERMINATION OF THIS AGREEMENT.



     AGREED  AND  ENTERED  INTO  AS  OF  THE  DATE  FIRST  ABOVE  WRITTEN.


EMPLOYER:
RELIANT  INTERACTIVE  MEDIA  CORP.

BY:  /S/
__________________________________
     DULY  AUTHORIZED  OFFICER


EMPLOYEE:

BY:  \S\
________________________________
     MEL  ARTHUR

                                   EXHIBIT  6.4
                         COMPENSATORY  STOCK  OPTION  PLAN

     RELIANT  INTERACTIVE  MEDIA  CORP.

     1999  COMPENSATORY  STOCK  OPTION  PLAN

1.     PURPOSE  OF  THIS  PLAN.

     THIS COMPENSATORY STOCK OPTION PLAN ("PLAN") IS INTENDED AS AN EMPLOYMENT INCENTIVE, TO AID IN ATTRACTING AND RETAINING IN THE EMPLOY OR SERVICE OF RELIANT INTERACTIVE MEDIA CORP. ("COMPANY"), A NEVADA CORPORATION, AND ANY AFFILIATED COMPANY, PERSONS OF EXPERIENCE AND ABILITY AND WHOSE SERVICES ARE CONSIDERED VALUABLE, TO ENCOURAGE THE SENSE OF PROPRIETORSHIP IN SUCH PERSONS, AND TO STIMULATE THE ACTIVE INTEREST OF SUCH PERSONS IN THE DEVELOPMENT AND SUCCESS OF THE COMPANY. THIS PLAN PROVIDES FOR THE ISSUANCE OF NON-STATUTORY STOCK OPTIONS ("CSOS" OR "OPTIONS") WHICH ARE NOT INTENDED TO QUALIFY AS "INCENTIVE STOCK OPTIONS" WITHIN THE MEANING OF SECTION 422 OF THE INTERNAL REVENUE CODE OF 1986, AS AMENDED ("CODE"). CERTAIN OTHER TERMS ALSO ARE DEFINED IN PARAGRAPH 17 AND ELSEWHERE OF THIS PLAN.

2.     ADMINISTRATION  OF  THIS  PLAN.

     THE COMPANY'S BOARD OF DIRECTORS ("BOARD") MAY APPOINT AND MAINTAIN AS ADMINISTRATOR OF THIS PLAN THE COMPENSATION COMMITTEE ("COMMITTEE") OF THE BOARD WHICH SHALL CONSIST OF AT LEAST TWO MEMBERS OF THE BOARD. AT ANY TIME THAT THE COMMITTEE IS NOT DULY CONSTITUTED, THE BOARD ITSELF SHALL HAVE AND FULFILL THE DUTIES HEREIN ALLOCATED TO THE COMMITTEE. THE COMMITTEE SHALL HAVE FULL POWER AND AUTHORITY TO DESIGNATE PLAN PARTICIPANTS, TO DETERMINE THE PROVISIONS AND TERMS OF RESPECTIVE CSOS (WHICH NEED NOT BE IDENTICAL AS TO NUMBER OF SHARES COVERED BY ANY CSO, THE METHOD OF EXERCISE AS RELATED TO EXERCISE IN WHOLE OR IN INSTALLMENTS, OR OTHERWISE), INCLUDING THE CSO PRICE, AND TO INTERPRET THE PROVISIONS AND SUPERVISE THE ADMINISTRATION OF THIS PLAN. THE COMMITTEE MAY IN ITS DISCRETION PROVIDE THAT CERTAIN CSOS NOT VEST (THAT IS, BECOME EXERCISABLE) UNTIL EXPIRATION OF A CERTAIN PERIOD AFTER ISSUANCE OR UNTIL OTHER CONDITIONS ARE SATISFIED, SO LONG AS NOT CONTRARY TO THIS PLAN.

     A MAJORITY OF THE MEMBERS OF THE COMMITTEE SHALL CONSTITUTE A QUORUM. ALL DECISIONS AND SELECTIONS MADE BY THE COMMITTEE PURSUANT TO THIS PLAN'S PROVISIONS SHALL BE MADE BY A MAJORITY OF ITS MEMBERS. ANY DECISION REDUCED TO WRITING AND SIGNED BY ALL OF THE MEMBERS SHALL BE FULLY EFFECTIVE AS IF IT HAD BEEN MADE BY A MAJORITY AT A MEETING DULY HELD. THE COMMITTEE SHALL SELECT ONE OF ITS MEMBERS AS ITS CHAIRMAN AND SHALL HOLD ITS MEETINGS AT SUCH TIMES AND PLACES AS IT DEEMS ADVISABLE. EACH OPTION SHALL BE EVIDENCED BY A WRITTEN
AGREEMENT  CONTAINING  TERMS  AND  CONDITIONS  ESTABLISHED  BY  THE  COMMITTEE
CONSISTENT  WITH  THE  PROVISIONS  OF  THIS  PLAN.


3.     DESIGNATION  OF  PARTICIPANTS

     ONLY EMPLOYEES SHALL BE ELIGIBLE FOR PARTICIPATION IN THIS PLAN. THE COMMITTEE SHALL HAVE FULL POWER TO DESIGNATE, FROM AMONG ELIGIBLE INDIVIDUALS, THE PERSONS TO WHOM CSOS MAY BE GRANTED. A PERSON WHO HAS BEEN GRANTED A CSO HEREUNDER MAY BE GRANTED AN ADDITIONAL CSO OR CSOS, IF THE COMMITTEE SHALL SO DETERMINE. PERSONS ELIGIBLE UNDER THIS PLAN ADDITIONALLY MAY BE GRANTED ONE OR MORE OPTIONS UNDER ANY OTHER COMPENSATION OR STOCK OPTION PLAN OR AWARDED SHARES UNDER ANY OTHER BENEFIT PLAN OF THE COMPANY. NO OPTION SHALL CONFER ANY RIGHT UPON THE OPTIONEE WITH RESPECT TO THE CONTINUATION OF HIS EMPLOYMENT (OR HIS
                                      115
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POSITION  AS  AN  OFFICER, DIRECTOR, EMPLOYEE OR CONSULTANT) WITH THE COMPANY OR
ANY AFFILIATED COMPANY, AND SHALL NOT INTERFERE WITH THE RIGHT OF THE COMPANY OR ANY AFFILIATED COMPANY TO TERMINATE SUCH RELATIONSHIP(S) AT ANY TIME IN ACCORDANCE WITH LAW AND ANY AGREEMENTS THEN IN FORCE.

4.     STOCK  RESERVED  FOR  THIS  PLAN.

     SUBJECT TO ADJUSTMENT AS PROVIDED IN PARAGRAPH 9 BELOW, A TOTAL OF 500,000 SHARES OF COMMON STOCK OF THE COMPANY ("OPTION STOCK" OR "OPTION SHARES") SHALL BE SUBJECT TO THIS PLAN. THE OPTION STOCK SUBJECT TO THIS PLAN SHALL CONSIST OF UNISSUED SHARES OF COMMON STOCK OR PREVIOUSLY ISSUED SHARES OF COMMON STOCK REACQUIRED AND HELD BY THE COMPANY OR ANY AFFILIATED COMPANY, AND SUCH NUMBER OF OPTION SHARES SHALL BE AND IS HEREBY RESERVED FOR SALE FOR SUCH PURPOSE. ANY
OPTION SHARES WHICH MAY REMAIN UNSOLD AND WHICH ARE NOT SUBJECT TO OUTSTANDING CSOS AT THE TERMINATION OF THIS PLAN SHALL CEASE TO BE RESERVED FOR THE PURPOSE OF THIS PLAN, BUT UNTIL TERMINATION OF THIS PLAN THE COMPANY SHALL AT ALL TIMES RESERVE A SUFFICIENT NUMBER OF SHARES TO MEET THE REQUIREMENTS OF THIS PLAN. SHOULD ANY CSO EXPIRE OR BE CANCELLED PRIOR TO ITS EXERCISE IN FULL, THE UNEXERCISED OPTION SHARES THERETOFORE SUBJECT TO SUCH CSO MAY AGAIN BE SUBJECTED TO A CSO UNDER THIS PLAN.

5.     OPTION  EXERCISE  PRICE.

     THE PURCHASE (EXERCISE) PRICE OF EACH SHARE OF OPTION STOCK MADE SUBJECT TO AN OPTION SHALL BE TWO DOLLARS AND FIFTY CENTS ($2.50) PER SHARE FOR THE FIRST SIX (6) MONTHS; FOUR DOLLARS ($4.00) PER SHARE FOR THE SEVENTH (7TH) THROUGH TWELFTH (12TH) MONTH; SIX DOLLARS ($6.00) PER SHARE FOR THE THIRTEENTH (13TH) THROUGH EIGHTEENTH (18TH) MONTH; AND SEVEN DOLLARS AND FIFTY CENTS ($7.50) FOR THE NINETEENTH (19TH) THROUGH TWENTY-FOURTH (24TH) MONTH OF COMMON STOCK.

6.     EXERCISE  PERIOD;  VESTING.

     (A) AN OPTION SHALL HAVE A TERM OF NOT MORE THAN FIVE (5) YEARS FROM THE DATE OF GRANT AND SHALL AUTOMATICALLY TERMINATE:

          (I) UPON TERMINATION OF THE OPTIONEE'S EMPLOYMENT WITH THE COMPANY FOR CAUSE;

          (II) AT THE EXPIRATION OF A PERIOD TO BE DETERMINED BY THE COMMITTEE AT THE TIME OF GRANT WHICH IS NOT TO EXCEED SIX (6) MONTHS FOLLOWING
THE DATE OF TERMINATION OF THE OPTIONEE'S EMPLOYMENT WITH THE COMPANY WITHOUT CAUSE FOR ANY REASON OTHER THAN DEATH; PROVIDED THAT IF NO SUCH PERIOD IS SPECIFIED IN THE OPTION, THE OPTION SHALL AUTOMATICALLY TERMINATE THIRTY DAYS FOLLOWING TERMINATION OF OPTIONEE'S EMPLOYMENT; PROVIDED, FURTHER, THAT IF THE OPTIONEE DIES WITHIN SUCH PERIOD, SUBCLAUSE (III) BELOW SHALL APPLY; OR

          (III) AT THE EXPIRATION OF TWELVE (12) MONTHS AFTER THE DATE OF DEATH OF THE OPTIONEE; PROVIDED, THAT THE COMMITTEE MAY IN ITS DISCRETION PROVIDE THAT ANY OPTION NOT BE EXERCISABLE AFTER THE OPTIONEE'S DEATH OR MAY BE EXERCISED FOR A FURTHER PERIOD WHICH SHALL BE LESS THAN FURTHER TWELVE MONTHS.

          (IV) UNLESS OTHERWISE SPECIFIED IN THE OPTION, IF TERMINATION IS DUE TO THE OPTIONEE'S "PERMANENT AND TOTAL DISABILITY" WITHIN THE MEANING OF
SECTION 422(C)(6) OF THE CODE, ON OPTION MAY BE EXERCISED AT ANY TIME WITHIN TWELVE (12) MONTHS FOLLOWING TERMINATION OF EMPLOYMENT OR RELATIONSHIP AS A CONSULTANT OR DIRECTOR.
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     (B)     "EMPLOYEE"  AND  "EMPLOYMENT WITH THE COMPANY" AS USED IN THIS PLAN
SHALL INCLUDE EMPLOYMENT OR RELATIONSHIP AS A CONSULTANT, ADVISER OR DIRECTOR WITH THE COMPANY OR ANY AFFILIATED COMPANY IN ANY SUCH CAPACITY, EVEN IF EMPLOYMENT OR ENGAGEMENT IN ANOTHER CAPACITY CEASES. OPTIONS GRANTED UNDER THIS PLAN SHALL NOT BE AFFECTED BY AN EMPLOYEE'S TRANSFER OF EMPLOYMENT AMONG THE COMPANY AND ANY ONE OR MORE AFFILIATED COMPANIES. AN OPTIONEE'S EMPLOYMENT WITH THE COMPANY SHALL NOT BE DEEMED INTERRUPTED OR TERMINATED BY A BONA FIDE LEAVE OF ABSENCE (SUCH AS SABBATICAL LEAVE OR EMPLOYMENT BY THE GOVERNMENT) DULY APPROVED, MILITARY LEAVE OR SICK LEAVE. AS TO CONSULTANTS, ADVISERS OR OTHER NON-EMPLOYEE PROVIDERS OF SERVICES, EMPLOYMENT WITH THE COMPANY SHALL BE DEEMED TO CEASE UPON FORMAL TERMINATION OF THE OPTIONEE'S ENGAGEMENT.

     (C) EACH OPTION MAY BE MADE EXERCISABLE (THAT IS, VEST) IN WHOLE OR IN INSTALLMENTS, CUMULATIVE OR OTHERWISE, DURING ITS TERM, OR SUBJECT TO OTHER RESTRICTIONS OR LIMITATIONS. UNLESS OTHERWISE SET FORTH IN THE GRANTING RESOLUTION, AN OPTION SHALL VEST IMMEDIATELY UPON GRANT. IF AN OPTION IS MADE TO VEST OVER TIME, ANY PORTION NOT VESTED AT THE TIME OF TERMINATION OF EMPLOYMENT OR RELATIONSHIP AS A DIRECT OR CONSULTANT WITH THE COMPANY SHALL LAPSE AS IF NEVER GRANTED. NOTHING CONTAINED IN THIS SECTION SHALL BE CONSTRUED TO EXTEND THE TERM OF ANY OPTION OR TO PERMIT ANYONE TO EXERCISE AN OPTION AFTER EXPIRATION OF ITS TERM, NOR SHALL IT BE CONSTRUED TO INCREASE THE NUMBER OF SHARES AS TO WHICH ANY OPTION IS EXERCISABLE FROM THE AMOUNT EXERCISABLE ON THE DATE OF TERMINATION OF THE OPTIONEE'S EMPLOYMENT OR RELATIONSHIP AS A CONSULTANT OR DIRECTOR.

7.     EXERCISE  OPTIONS.

     (A) THE COMMITTEE, IN GRANTING CSOS, SHALL HAVE DISCRETION TO DETERMINE THE TERMS UPON WHICH CSOS SHALL BE EXERCISABLE, SUBJECT TO APPLICABLE PROVISIONS OF THIS PLAN. ONCE AVAILABLE FOR PURCHASE, UNPURCHASED OPTION SHARES SHALL REMAIN SUBJECT TO PURCHASE UNTIL THE CSO EXPIRES OR TERMINATES IN ACCORDANCE WITH PARAGRAPH 6 ABOVE. UNLESS OTHERWISE PROVIDED IN THE CSO, A CSO MAY BE EXERCISED IN WHOLE OR IN PART, ONE OR MORE TIMES, BUT NO CSO MAY BE EXERCISED FOR A FRACTIONAL SHARE. RESULTING FRACTIONS SHALL BE ROUNDED UP OR DOWN, AS APPROPRIATE.

     (B) CSOS MAY BE EXERCISED SOLELY BY THE OPTIONEE OR A PERMITTED TRANSFEREE DURING HIS LIFETIME OR BY A SPOUSE OR FORMER SPOUSE PURSUANT TO A QUALIFIED DOMESTIC RELATIONS ORDER, OR IF THE OPTION PERMITS, AFTER HIS DEATH (WITH RESPECT TO THE NUMBER OF SHARES WHICH THE OPTIONEE COULD HAVE PURCHASED AT THE TIME OF DEATH) BY THE PERSON OR PERSONS ENTITLED THERETO UNDER THE DECEDENT'S WILL OR THE LAWS OF DESCENT AND DISTRIBUTION.

     (C)     THE  PURCHASE  PRICE  OF  THE  OPTION  SHARES  AS TO WHICH A CSO IS
EXERCISED SHALL BE PAID OR DELIVERED IN FULL AT THE TIME OF EXERCISE AND NO OPTION SHARES SHALL BE ISSUED UNTIL FULL PAYMENT IS MADE THEREFORE. PAYMENT SHALL BE MADE BY ANY ONE OR MORE OF THE FOLLOWING MEANS:

          (I)     IN  CASH,  REPRESENTED  BY  BANK OR CASHIER'S CHECK, CERTIFIED
CHECK  OR  MONEY  ORDER,  OR  MADE  BY  BANK  WIRE  TRANSFER;
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          (II)     BY OFFSETTING AGAINST THE PURCHASE PRICE A CASH OBLIGATION OF
THE COMPANY WHICH IS BOTH LIQUIDATED (MEANING THE DOLLAR AMOUNT IS FIXED AND KNOWN OR EASILY DETERMINABLE) AND UNCONTESTED;

          (III) WITH THE PRIOR APPROVAL OF THE COMMITTEE, BY DELIVERING SHARES OF THE COMPANY'S COMMON STOCK WHICH HAVE BEEN BENEFICIALLY OWNED BY THE OPTIONEE, THE OPTIONEE'S SPOUSE OR BOTH OF THEM, FOR A PERIOD OF AT LEAST SIX
(6) MONTHS PRIOR TO THE TIME OF EXERCISE (THE "DELIVERED STOCK"), THE DELIVERED STOCK TO BE VALUED BY THE COMMITTEE IN GOOD FAITH AT ITS FAIR MARKET VALUE ON
THE  DATE  OF  EXERCISE;

          (IV) WITH THE PRIOR APPROVAL OF THE COMMITTEE, BY DELIVERY OF SHARES OF CORPORATE STOCK WHICH ARE FREELY TRADEABLE WITHOUT RESTRICTION AND WHICH ARE PART OF A CLASS OF SECURITIES WHICH HAS BEEN LISTED FOR TRADING ON THE NASDAQ NATIONAL MARKET SYSTEM, THE NASDAQ SMALL CAP MARKET OR A NATIONAL SECURITIES EXCHANGE, WITH AN AGGREGATE FAIR MARKET VALUE ON THE DATE OF EXERCISE EQUAL TO OR GREATER THAN THE EXERCISE PRICE OF THE OPTION SHARES BEING PURCHASED UNDER THE OPTION ("OTHER SHARES"); OR

          (V) WITH THE PRIOR APPROVAL OF THE COMMITTEE, BY DELIVERING TO THE COMPANY THE OPTIONEE'S PERSONAL RECOURSE PROMISSORY NOTE, ADEQUATELY SECURED BY PROPERTY OTHER THAN THE OPTION SHARES THEREBY PURCHASED, CONTAINING SUCH TERMS AND CONDITIONS AS THE COMMITTEE SHALL DETERMINE.

     (D)     AN  OPTION  SHALL  BE DEEMED EXERCISED WHEN WRITTEN NOTICE THEREOF,
ACCOMPANIED BY THE APPROPRIATE PAYMENT IN FULL, IS RECEIVED BY THE COMPANY. NO HOLDER OF AN OPTION SHALL BE,OR HAVE ANY OF THE RIGHTS AND PRIVILEGES OF, A SHAREHOLDER OF THE COMPANY IN RESPECT OF ANY OPTION SHARES PURCHASABLE UPON EXERCISE OF AN OPTION UNLESS AND UNTIL CERTIFICATES EVIDENCING SUCH SHARES SHALL HAVE BEEN ISSUED BY THE COMPANY TO HIM, HER OR IT.

     (E) AN OPTION MAY, BUT NEED NOT, PROVIDE THAT THE OPTIONEE MAY AT ANY TIME WHEN AND TO THE EXTENT THE OPTION IS EXERCISABLE, EFFECT AN OPTION
EXCHANGE,  PROVIDED  THE  THEN  MARKET  PRICE  OF  THE  COMMON STOCK EXCEEDS THE
OPTION'S EXERCISE PRICE. TO EFFECT AN OPTION EXCHANGE, THE OPTIONEE MUST SURRENDER THE OPTION AT THE COMPANY'S PRINCIPAL OFFICES STATING THE INTENT TO EFFECT THE OPTION EXCHANGE AND THE NUMBER OF OPTION SHARES BEING EXCHANGED, AN THE OPTION EXCHANGE SHALL BE DEEMED TO TAKE PLACE ON THE DATE OF THE COMPANY'S RECEIPT THEREOF OR SUCH LATER DATE AS THE OPTIONEE SPECIFICS IN WRITING. IN CONNECTION WITH ANY OPTION EXCHANGE, AN OPTION SHALL REPRESENT THE RIGHT TO SUBSCRIBE FOR AND ACQUIRE THE NUMBER OF OPTION SHARES EQUAL TO (I) THE NUMBER OF OPTION SHARES SPECIFIED BY THE OPTIONEE IN ITS NOTICE OF EXCHANGE (THE "TOTAL NUMBER") LESS (II) THE NUMBER OF OPTION SHARES EQUAL TO THE QUOTIENT OBTAINED BY DIVIDING (A) THE PRODUCT OF THE TOTAL NUMBER AND THE EXERCISE PRICE BY (B) THE CURRENT FAIR MARKET VALUE OF A SHARE OF THE COMMON STOCK ON THE DATE OF EXCHANGE, OR IF SUCH DATE IS NOT A TRADING DAY, ON THE TRADING DAY PRECEDING. ONE OR MORE CERTIFICATES FOR THE OPTION SHARES ISSUABLE AND, IF APPLICABLE, A NEW OPTION OF LIKE TENOR EVIDENCING THE BALANCE OF THE OPTION SHARES REMAINING SUBJECT TO THE OPTION, SHALL BE ISSUED AS OF THE EXERCISE DATE.
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8.     NON-TRANSFERABILITY  OF  OPTIONS.

     NO OPTION SHALL BE ASSIGNABLE OR OTHERWISE TRANSFERABLE EXCEPT BY WILL OR BY OPERATION OF LAW, PURSUANT TO A QUALIFIED DOMESTIC RELATIONS ORDER (AS
DEFINED  IN  RULE  16B-3  OF  THE  SECURITIES  AND  EXCHANGE  COMMISSION, OR ANY
SUCCESSOR RULE), OR PURSUANT TO TITLE I OF THE EMPLOYEE RETIREMENT INCOME SECURITY ACT OF 1974, AS AMENDED (ERISA), OR RULES THEREUNDER. NO CSO SHALL BE PLEDGED OR HYPOTHECATED IN ANY MANNER, WHETHER BY OPERATION OF LAW OR OTHERWISE, NOR BE SUBJECT TO EXECUTION, ATTACHMENT OR SIMILAR PROCESS. THE SAME RESTRICTIONS ON TRANSFER OR ASSIGNMENT SHALL APPLY TO ANY HEIRS, DEVISEES, BENEFICIARIES, LEGAL REPRESENTATIVES OR OTHER PERSONS ACQUIRING THIS OPTION OR AN INTEREST HEREIN UNDER SUCH AN INSTRUMENT OR BY OPERATION OF LAW. ANY ATTEMPT TO TRANSFER OR OTHERWISE DISPOSE OF AN OPTION IN CONTRAVENTION OF ITS TERMS SHALL VOID THE OPTION.

9.     REORGANIZATION  AND  RECAPITALIZATION  OF  THE  COMPANY.

     (A) NO LIMIT IMPOSED ON CORPORATE POWERS. THE EXISTENCE OF THIS PLAN AND OPTIONS GRANTED HEREUNDER SHALL NOT AFFECT IN ANY WAY THE RIGHT OR POWER OF THE COMPANY OR ITS SHAREHOLDERS TO MAKE OR AUTHORIZE ANY AND ALL ADJUSTMENTS, RECAPITALIZATIONS, REORGANIZATIONS OR OTHER CHANGES IN THE COMPANY'S CAPITAL STRUCTURE OR ITS BUSINESS, OR ANY MERGER OR CONSOLIDATION OF THE COMPANY, OR ANY ISSUE OF BONDS, DEBENTURES OR OTHER INDEBTEDNESS, OR ANY PREFERRED OR PRIOR PREFERENCE STOCKS SENIOR TO OR AFFECTING THE COMMON STOCK OR THE RIGHTS THEREOF, OR THE DISSOLUTION OR LIQUIDATION OF THE COMPANY, OR ANY SALE, EXCHANGE OR TRANSFER OF ALL OR ANY PART OF ITS ASSETS OR BUSINESS, OR ANY OTHER CORPORATE ACT OR PROCEEDING, WHETHER OF A SIMILAR CHARACTER OR OTHERWISE.

     (B) CERTAIN ADJUSTMENTS TO BE MADE. THE OPTION SHARES WITH RESPECT TO WHICH OPTIONS MAY BE GRANTED HEREUNDER ARE SHARES OF THE COMMON STOCK OF THE COMPANY AS CURRENTLY CONSTITUTED. IN CERTAIN INSTANCES, THE NUMBER OF SHARES PURCHASABLE UPON EXERCISE OF OPTIONS AND THE EXERCISE PRICE SHALL BE ADJUSTED AS PROVIDED HEREIN. ALL ADJUSTMENTS AND MADE UNDER THIS SECTION SHALL BE MADE BY THE COMMITTEE IN GOOD FAITH IN ITS SOLE DISCRETION. EVERY ADJUSTMENT INN OUTSTANDING OPTIONS SHALL BE MADE WITHOUT CHANGE IN THE TOTAL PRICE APPLICABLE TO THE UNEXERCISED PORTION OF THE OPTION BUT WITH A CORRESPONDING ADJUSTMENT IN THE EXERCISE PRICE PER SHARE AND NUMBERS (AND IF APPLICABLE, KIND) OF SHARE PURCHASABLE.

     (C) STOCK SPLITS, STOCK COMBINATIONS, ETC. IF, AND WHENEVER, PRIOR TO DELIVERY BY THE COMPANY OF ALL OF THE OPTION SHARES WHICH ARE SUBJECT TO OPTIONS GRANTED HEREUNDER, THE COMPANY SHALL EFFECT A SPLIT OR COMBINATION OF THE COMMON STOCK OR OTHER CAPITAL READJUSTMENT, THE PAYMENT OF A COMMON STOCK DIVIDEND, OR RECAPITALIZATION, RECLASSIFICATION OR OTHER INCREASE OR REDUCTION OF THE NUMBER OF SHARES OF THE COMMON STOCK OUTSTANDING WITHOUT RECEIVING COMPENSATION THEREFOR IN MONEY, SERVICES OR PROPERTY, THEN THE NUMBER OF OPTION SHARES AVAILABLE UNDER THIS PLAN AND THE NUMBER OF OPTION SHARES WITH RESPECT TO WHICH OPTIONS GRANTED HEREUNDER MAY THEREAFTER BE EXERCISED SHALL (I) IN THE EVENT OF AN INCREASE IN THE NUMBER OF OUTSTANDING SHARES OF COMMON STOCK, BE PROPORTIONATELY INCREASED , AND THE CASH CONSIDERATION PAYABLE PER SHARE SHALL BE PROPORTIONATELY REDUCED; AND (II) IN THE EVENT OF A REDUCTION IN THE NUMBER OF OUTSTANDING SHARES OF COMMON STOCK, BE PROPORTIONATELY REDUCED, AND THE CASH CONSIDERATION PAYABLE PER SHARE SHALL BE PROPORTIONATELY INCREASED.

     (D) CERTAIN OTHER CHANGES IN THE COMMON STOCK. IF THE OUTSTANDING COMMON STOCK SHALL BE HEREAFTER INCREASED OR DECREASED, OR CHANGED INTO OR EXCHANGED FOR A DIFFERENT NUMBER OR KIND OF SHARES OR OTHER SECURITIES OF THE COMPANY OR OF ANOTHER CORPORATION, BY REASON OF REORGANIZATION, MERGER,
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CONSOLIDATION, SHARE EXCHANGE OR OTHER BUSINESS COMBINATION IN WHICH THE COMPANY
IS THE SURVIVING PARENT CORPORATION, APPROPRIATE ADJUSTMENT SHALL BE MADE BY THE COMMITTEE IN THE NUMBER AND KIND OF SHARES FOR WHICH OPTIONS MAY BE GRANTED UNDER THE PLAN. IN ADDITION, THE COMMITTEE SHALL MAKE APPROPRIATE ADJUSTMENT IN THE NUMBER AND KIND OF SHARES AS TO WHICH OUTSTANDING AND UNEXERCISED OPTIONS SHALL BE EXERCISABLE, TO THE END THAT THE PROPORTIONATE INTEREST OF THE HOLDER OF THE OPTION SHALL, TO THE EXTENT PRACTICABLE, BE MAINTAINED AS BEFORE THE OCCURRENCE OF SUCH EVENT.

     (E) CERTAIN DEFINED REORGANIZATION. FOR PURPOSES OF THIS SECTION, THE TERM "REORGANIZATION" SHALL MEAN ANY REORGANIZATION, MERGER, CONSOLIDATION, SHARE EXCHANGE, OR OTHER BUSINESS COMBINATION PURSUANT TO WHICH THE COMPANY IS NOT THE SURVIVING PARENT CORPORATION AFTER THE EFFECTIVE DATE OF THE REORGANIZATION, OR ANY SALE OR LEASE OF ALL OR SUBSTANTIALLY ALL OF THE ASSETS OF THE COMPANY, AND THE THERM "REORGANIZATION AGREEMENT" SHALL MEAN A PLAN OR AGREEMENT WITH RESPECT TO A REORGANIZATION. NOTHING HEREIN SHALL REQUIRE THE COMPANY TO ADOPT A REORGANIZATION AGREEMENT, OR TO MAKE PROVISION FOR THE
ADJUSTMENT, CHANGE, CONVERSION, OR EXCHANGE OF ANY OPTIONS, OR THE SHARES SUBJECT THERETO, IN ANY REORGANIZATION AGREEMENT WHICH IT DOES ADOPT. IN THE EVENT OF A REORGANIZATION (AS HEREINAFTER DEFINED), THEN,

          (I) IF THERE IS NO REORGANIZATION AGREEMENT, OR IF THE REORGANIZATION AGREEMENT DOES NOT SPECIFICALLY PROVIDE FOR THE ADJUSTMENT, CHANGE, CONVERSION, OR EXCHANGE OF THE OUTSTANDING AND UNEXERCISED OPTIONS FOR CASH OR OTHER PROPERTY OR SECURITIES OF ANOTHER CORPORATION, THEN ANY OUTSTANDING AND UNEXERCISED OPTIONS SHALL TERMINATE AS OF A FUTURE DATE TO BE FIXED BY THE COMMITTEE; OR,

          (II) IF THERE IS A REORGANIZATION AGREEMENT, AND THE REORGANIZATION AGREEMENT SPECIFICALLY PROVIDES FOR THE ADJUSTMENT, CHANGE, CONVERSION, OR EXCHANGE OF THE OUTSTANDING AND UNEXERCISED OPTIONS FOR CASH OR OTHER PROPERTY OR SECURITIES OF ANOTHER CORPORATION, THE COMMITTEE SHALL ADJUST THE SHARES UNDER SUCH OUTSTANDING AND UNEXERCISED OPTIONS, AND SHALL ADJUST THE SHARES REMAINING UNDER THE PLAN WHICH ARE THEN AVAILABLE FOR THE ISSUANCE OF OPTIONS UNDER THE PLAN IF THE REORGANIZATION AGREEMENT FOR THE ADJUSTMENT,
CHANGE,  CONVERSION,  OR  EXCHANGE  OF  SUCH  OPTIONS  AND  SHARES.

          (III) THE COMMITTEE SHALL PROVIDE TO EACH OPTIONEE THEN HOLDING AN OUTSTANDING AND UNEXERCISED OPTION NOT LESS THAN THIRTY (30) CALENDAR DAYS' ADVANCE WRITTEN NOTICE OF ANY DATE FIXED BY THE COMMITTEE PURSUANT TO THIS
SECTION 13 AND OF THE TERMS OF ANY REORGANIZATION AGREEMENT PROVIDING FOR THE ADJUSTMENT, CHANGE, CONVERSION, OR EXCHANGE OF OUTSTANDING AND UNEXERCISED OPTIONS. EXCEPT AS THE COMMITTEE MAY OTHERWISE PROVIDE, EACH OPTIONEE SHALL HAVE THE RIGHT DURING SUCH PERIOD TO EXERCISE HIS OPTION ONLY TO THE EXTENT THAT THE OPTION WAS EXERCISABLE ON THE DATE SUCH NOTICE WAS PROVIDED TO THE OPTIONEE.

     (F) DISSOLUTION OR LIQUIDATION. IN THE EVENT OF THE DISSOLUTION OR LIQUIDATION OF THE COMPANY, ANY OUTSTANDING AND UNEXERCISED OPTIONS SHALL
TERMINATE  AS  OF  A  FUTURE  DATE  TO  BE  FIXED  BY  THE  COMMITTEE.
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     (G)     NO  ADJUSTMENTS TO BE MADE. EXCEPT AS EXPRESSLY PROVIDED ABOVE, THE
COMPANY'S ISSUANCE OF SHARES OF ITS CAPITAL STOCK OF ANY CLASS, OR SECURITIES CONVERTIBLE INTO SHARES OF ITS CAPITAL STOCK OF ANY CLASS, FOR CASH OR PROPERTY, OR FOR LABOR OR SERVICES, EITHER UPON DIRECT SALE OR UPON THE EXERCISE OF RIGHTS OR WARRANTS TO SUBSCRIBE THEREFOR, OR UPON CONVERSION OF SHARES OR OBLIGATIONS OF THE COMPANY CONVERTIBLE INTO OR EXCHANGEABLE FOR SHARES OF CAPITAL STOCK OR OTHER SECURITIES OF THE COMPANY, SHALL NOT AFFECT, AND NO ADJUSTMENT BY REASON THEREOF SHALL BE MADE WITH RESPECT TO, THE NUMBER OF OPTION SHARES SUBJECT TO CSOS GRANTED HEREUNDER OR THE PURCHASE PRICE OF SUCH SHARES.

10.     PURCHASE  FOR  INVESTMENT.

     UNLESS THE OPTION SHARES COVERED BY THIS PLAN HAVE BEEN REGISTERED UNDER THE ACT PRIOR TO ISSUANCE, EACH PERSON EXERCISING A CSO UNDER THIS PLAN MAY BE REQUIRED BY THE COMPANY TO GIVE A REPRESENTATION IN WRITING THAT HE IS ACQUIRING SUCH SHARES FOR HIS OR HER OWN ACCOUNT FOR INVESTMENT AND NOT WITH A VIEW TO, OR FOR SALE IN CONNECTION WITH, THE DISTRIBUTION OF ANY PART THEREOF.

11.     EFFECTIVE  DATE  AND  EXPIRATION  OF  THIS  PLAN.

     THIS PLAN SHALL BE EFFECTIVE AS OF EFFECTIVE DATE, THE DATE OF ITS ADOPTION BY THE BOARD, AND NO CSO SHALL BE GRANTED PURSUANT TO THIS PLAN AFTER ITS EXPIRATION. THIS PLAN SHALL EXPIRE ON EXPIRATION DATE EXCEPT AS TO CSOS THEN OUTSTANDING, WHICH SHALL REMAIN IN EFFECT UNTIL THEY HAVE EXPIRED OR BEEN EXERCISED.

12.     AMENDMENTS  OR  TERMINATION.

     THE COMMITTEE OR BOARD MAY AMEND, ALTER OR DISCONTINUE THIS PLAN AT ANY TIME IN SUCH RESPECTS AS IT SHALL DEEM ADVISABLE IN ORDER TO CONFORM TO ANY CHANGE IN ANY OTHER APPLICABLE LAW, OR IN ORDER TO COMPLY WITH THE PROVISIONS OF ANY RULE OR REGULATION OF THE SECURITIES AND EXCHANGE COMMISSION REQUIRED TO EXEMPT THIS PLAN OR ANY CSOS GRANTED THEREUNDER FROM THE OPERATION OF SECTION 16(B) OF THE EXCHANGE ACT, OR IN ANY OTHER RESPECT NOT INCONSISTENT WITH SECTION 16(B) OF THE EXCHANGE ACT; PROVIDED, THAT NO AMENDMENT OR ALTERATION SHALL BE MADE WHICH WOULD IMPAIR THE RIGHTS OF ANY PARTICIPANT UNDER ANY CSO THERETOFORE GRANTED, WITHOUT HIS CONSENT (UNLESS MADE SOLELY TO CONFORM SUCH CSO TO, AND NECESSARY BECAUSE OF, CHANGES IN THE FOREGOING LAWS, RULES OR REGULATIONS), AND EXCEPT THAT NO AMENDMENT OR ALTERATION SHALL BE MADE WITHOUT THE APPROVAL OF SHAREHOLDERS WHICH WOULD INCREASE THE TOTAL NUMBER OF SHARES RESERVED FOR THE PURPOSES OF THIS PLAN (EXCEPT AS PROVIDED IN PARAGRAPH 9) OR EXTEND THE EXPIRATION DATE OF THIS PLAN AS SET FORTH IN PARAGRAPH 11.

13.     GOVERNMENT  REGULATIONS.

     THIS PLAN, AND THE GRANTING AND EXERCISE OF CSOS HEREUNDER, AND THE OBLIGATION OF THE COMPANY TO SELL AND DELIVER OPTION SHARES UNDER SUCH CSOS, SHALL BE SUBJECT TO ALL APPLICABLE LAWS, RULES AND REGULATIONS, AND TO SUCH APPROVALS BY ANY GOVERNMENTAL AGENCIES OR NATIONAL SECURITIES EXCHANGES AS MAY BE REQUIRED.

14.     LIABILITY.

     NO MEMBER OF THE BOARD OF DIRECTORS OR THE COMMITTEE, NOR ANY OFFICERS, EMPLOYEES OR AGENTS OF THE COMPANY OR ANY AFFILIATED COMPANY SHALL BE PERSONALLY LIABLE FOR ANY ACTION, OMISSION OR DETERMINATION MADE IN GOOD FAITH IN CONNECTION WITH THIS PLAN.
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

15.     OPTIONS  IN  SUBSTITUTION  FOR  OTHER  OPTIONS.

     THE COMMITTEE MAY, IN ITS SOLE DISCRETION, AT ANY TIME DURING THE TERM OF THIS PLAN, GRANT NEW OPTIONS TO AN EMPLOYEE UNDER THIS PLAN OR ANY OTHER STOCK OPTION PLAN OF THE COMPANY ON THE CONDITION THAT SUCH EMPLOYEE SHALL SURRENDER FOR CANCELLATION ONE OR MORE OUTSTANDING OPTIONS WHICH REPRESENT THE RIGHT TO PURCHASE (AFTER GIVING EFFECT TO ANY PREVIOUS PARTIAL EXERCISE THEREOF) A NUMBER OF SHARES, IN RELATION TO THE NUMBER OF SHARES TO BE COVERED BY THE NEW CONDITIONAL GRANT HEREUNDER, DETERMINED BY THE COMMITTEE. IF THE COMMITTEE SHALL HAVE SO DETERMINED TO GRANT SUCH NEW OPTIONS ON SUCH A CONDITIONAL BASIS ("NEW CONDITIONAL OPTIONS"), NO SUCH NEW CONDITIONAL OPTION SHALL BECOME EXERCISABLE IN THE ABSENCE OF SUCH EMPLOYEE'S CONSENT TO THE CONDITION AND SURRENDER AND CANCELLATION AS APPROPRIATE. NEW CONDITIONAL OPTIONS SHALL BE TREATED IN ALL RESPECTS UNDER THIS PLAN AS NEWLY GRANTED OPTION. OPTIONS MAY BE GRANTED UNDER THIS PLAN FROM TIME TO TIME IN SUBSTITUTION FOR SIMILAR RIGHTS HELD BY EMPLOYEES OF OTHER CORPORATIONS WHO ARE ABOUT TO BECOME EMPLOYEES OF THE COMPANY OR AN AFFILIATED COMPANY AS A RESULT OF A MERGER OR CONSOLIDATION OF THE EMPLOYING CORPORATION WITH THE COMPANY OR AN AFFILIATED COMPANY, OR THE ACQUISITION BY THE COMPANY OR AN AFFILIATED COMPANY OF THE ASSETS OF THE EMPLOYING CORPORATION, OR THE ACQUISITION BY THE COMPANY OR AN AFFILIATED COMPANY OF STOCK OF THE EMPLOYING CORPORATION AS THE RESULT OF WHICH SUCH OTHER CORPORATION BECOMES AN AFFILIATED COMPANY.

16.     WITHHOLDING  TAXES.

     PURSUANT TO APPLICABLE FEDERAL AND STATE LAWS, THE COMPANY MAY BE REQUIRED TO COLLECT WITHHOLDING TAXES UPON THE EXERCISE OF A CSO. THE COMPANY MAY REQUIRE, AS A CONDITION TO THE EXERCISE OF A CSO, THAT THE OPTIONEE CONCURRENTLY PAY TO THE COMPANY THE ENTIRE AMOUNT OR A PORTION OF ANY TAXES WHICH THE COMPANY IS REQUIRED TO WITHHOLD BY REASON OF SUCH EXERCISE, IN SUCH AMOUNT AS THE COMMITTEE OR THE COMPANY IN ITS DISCRETION MAY DETERMINE. IN LIEU OF PART OR ALL OF ANY SUCH PAYMENT, THE OPTIONEE MAY ELECT TO HAVE THE COMPANY WITHHOLD FROM THE SHARES TO BE ISSUED UPON EXERCISE OF THE OPTION THAT NUMBER OF SHARES HAVING A FAIR MARKET VALUE EQUAL TO THE AMOUNT WHICH THE COMPANY IS REQUIRED TO WITHHOLD.

17.     OTHER  DEFINITIONS.

     WHENEVER USED IN THIS PLAN, EXCEPT WHERE THE CONTEXT MIGHT CLEARLY INDICATE OTHERWISE, THE FOLLOWING TERMS SHALL HAVE THE MEANINGS SET FORTH BELOW:

     A.     "ACT"  MEANS  THE  U.S.  SECURITIES  ACT  OF  1933,  AS  AMENDED.

     B.     "AFFILIATED  COMPANY" MEANS ANY PARENT OR SUBSIDIARY OF THE COMPANY.

     C.     "AWARD" OR "GRANT" MEANS ANY GRANT OF A CSO (OPTION) MADE UNDER THIS
PLAN.

     D. "BOARD OF DIRECTORS" MEANS THE BOARD OF DIRECTORS OF THE COMPANY. THE TERM "COMMITTEE" IS DEFINED IN SECTION 2 OF THIS PLAN.

     E. "COMMON STOCK" OR "COMMON SHARES" MEANS THE COMMON STOCK, $.001 PAR VALUE PER SHARE, OF THE COMPANY, OR IN THE EVENT THAT THE OUTSTANDING COMMON SHARES ARE HEREAFTER CHANGED INTO OR EXCHANGED FOR DIFFERENT SHARES OR SECURITIES OF THE COMPANY OR ANY OTHER ISSUER, SUCH OTHER SHARES OR SECURITIES.

     F. "DATE OF GRANT" MEANS THE DAY THE COMMITTEE AUTHORIZES THE GRANT OF A CSO OR SUCH LATER DATE AS MAY BE SPECIFIED BY THE COMMITTEE AS THE DATE A
PARTICULAR  GRANT  WILL  BECOME  EFFECTIVE.

     G. "EMPLOYEE" MEANS AND INCLUDES THE FOLLOWING PERSONS: (I) EXECUTIVE OFFICERS, OFFICERS AND DIRECTORS (INCLUDING ADVISORY AND OTHER SPECIAL DIRECTORS) OF THE COMPANY OR AN AFFILIATED COMPANY, (II) FULL-TIME AND PART-TIME EMPLOYEES OF THE COMPANY OR AN AFFILIATED COMPANY (III) PERSONS ENGAGED BY THE COMPANY OR AN AFFILIATED COMPANY AS A CONSULTANT, ADVISOR OR AGENT; AND (IV) A LAWYER, LAW FIRM, ACCOUNTANT OR ACCOUNTING FIRM, OR OTHER PROFESSIONAL OR
PROFESSIONAL  FIRM  ENGAGED  BY  THE  COMPANY  OR  AN  AFFILIATED  COMPANY.

     H.     "OPTIONEE"  MEANS  AN  EMPLOYEE  TO  WHOM  A  CSO  IS  GRANTED.

     I. "PARENT" MEANS ANY CORPORATION OWNING 50% OR MORE OF THE TOTAL COMBINED VOTING STOCK OF ALL CLASSES OF THE COMPANY OR OF ANOTHER CORPORATION QUALIFYING AS A PARENT WITHIN THIS DEFINITION.

     J. "SUBSIDIARY" MEANS A CORPORATION MORE THAN 50% OF WHOSE TOTAL COMBINED CAPITAL STOCK OF ALL CLASSES IS HELD BY THE COMPANY OR BY ANOTHER CORPORATION QUALIFYING AS A SUBSIDIARY WITHIN THIS DEFINITION.

18.     LITIGATION.

     IN THE EVENT THAT ANY OPTIONEE OR OPTIONEE'S SUCCESSOR SHOULD BRING ANY LAWSUIT OR OTHER ACTION OR PROCEEDING ("ACTION") AGAINST THE COMPANY OR AN AFFILIATED COMPANY BASED UPON OR ARISING IN RELATION TO AN OPTION, AN OPTIONEE, OR SUCCESSOR, AS THE CASE MAY BE, NOT PREVAILING IN SUCH ACTION SHALL BE REQUIRED TO REIMBURSE THE COMPANY OR AFFILIATED COMPANY'S COSTS AND EXPENSES, INCLUDING REASONABLE ATTORNEYS' FEES, INCURRED IN DEFENDING SUCH ACTION AND
APPEALING  ANY  AWARD  BY  A  LOWER  COURT.

19.     MISCELLANEOUS  PROVISIONS.

     THE PLACE OF ADMINISTRATION OF THIS PLAN SHALL BE IN THE STATE OF NEVADA (OR SUBSEQUENTLY, WHEREVER THE COMPANY'S PRINCIPAL EXECUTIVE OFFICES ARE LOCATED), AND THE VALIDITY, CONSTRUCTION, INTERPRETATION AND EFFECT OF THIS PLAN AND OF ITS RULES, REGULATIONS AND RIGHTS RELATING TO IT, SHALL BE DETERMINED SOLELY IN ACCORDANCE WITH THE LAWS OF THE STATE OF NEVADA OR SUBSEQUENT STATE OF DOMICILE, SHOULD THE COMPANY BE REDOMICILED. WITHOUT AMENDING THIS PLAN, THE COMMITTEE MAY ISSUE OPTIONS AND OPTIONS SHARES TO EMPLOYEES OF THE COMPANY WHO ARE FOREIGN NATIONALS OR EMPLOYED OUTSIDE THE UNITED STATES, OR BOTH, ON SUCH TERMS AND CONDITIONS DIFFERENT FROM THOSE SPECIFIED IN THIS PLAN BUT CONSISTENT WITH THE PURPOSE OF THIS PLAN, AS IT DEEMS NECESSARY AND DESIRABLE TO CREATE EQUITABLE OPPORTUNITIES GIVEN DIFFERENCES IN TAX LAWS IN OTHER COUNTRIES. ALL EXPENSES OF ADMINISTERING THIS PLAN AND ISSUING OPTION AND OPTION SHARES SHALL BE BORNE BY THE COMPANY.

     BY SIGNATURE BELOW, THE UNDERSIGNED OFFICERS OF THE COMPANY HEREBY CERTIFY THAT THE FOREGOING IS A TRUE AND CORRECT COPY OF THE 1999 COMPENSATORY STOCK OPTION PLAN OF THE COMPANY.

DATED:  MARCH  23,  1999

     RELIANT  INTERACTIVE  MEDIA  CORP.



                /S/                                     /S/
BY:  ____________________________     BY:  ______________________________
         AUTHORIZED  OFFICER                         SECRETARY

     RELIANT  INTERACTIVE  MEDIA  CORP.


     CERTIFICATION  OF  PLAN  ADOPTION



     I, THE UNDERSIGNED SECRETARY OF THIS CORPORATION, HEREBY CERTIFY THAT THE FOREGOING COMPENSATORY STOCK OPTION PLAN OF THIS CORPORATION WAS DULY APPROVED BY THE REQUISITE NUMBER OF HOLDERS OF THE ISSUED AND OUTSTANDING COMMON STOCK OF THIS CORPORATION AS OF THE DATE BELOW.

DATE  OF  APPROVAL:  MARCH  23,  1999


     /S/
-------------------------
     SECRETARY

                                   ATTACHMENT

                   RELIANT  INTERACTIVE  MEDIA  CORP.  OPTION  LIST

     RELIANT  INTERACTIVE  MEDIA  CORP.

     OPTION  LIST

KEVIN  HARRINGTON  -  UP  TO  60,000  SHARES  FOR  EACH  SIX  MONTH  PERIOD
                   UP  TO  A  TOTAL  OF  240,000  SHARES.
TIM  HARRINGTON  -   UP  TO  40,000  SHARES  FOR  EACH  SIX  MONTH  PERIOD
                   UP  TO  A  TOTAL  OF  160,000  SHARES.
MEL  ARTHUR  -       UP  TO  5,000  SHARES  FOR  EACH  SIX  MONTH  PERIOD
                   UP  TO  A  TOTAL  OF  20,000  SHARES.